SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C. 20549


                         ---------------


                           SCHEDULE TO

                  ISSUER TENDER OFFER STATEMENT
            UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                 SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO.   )



                       CCA INDUSTRIES, INC.
                         (NAME OF ISSUER)


                       CCA INDUSTRIES, INC.
               (NAME OF PERSON(S) FILING STATEMENT)


             Common Stock, Par Value $0.01 per share
                  (Title of Class of Securities)

                            124867102
              (CUSIP Number of Class of Securities)



                          Ira W. Berman
     Executive Vice President, General Counsel and Secretary
                       CCA Industries, Inc.
                     200 Murray Hill Parkway
                    East Rutherford, NJ 07030
                          (201) 330-1400

                            Copies to:
                     Michael I. Stolzar, Esq.
                  Zissu Gumbinger & Stolzar LLP
                         950 Third Avenue
                     New York, New York 10022
                          (212) 371-3900

     (Name, Address and Telephone Number of Person Authorized
        to Receive Notices and Communications on Behalf of
                   Person(s) Filing Statement)

                    CALCULATION OF FILING FEE

Transaction Valuation: $2,500,000 (a)

Amount of Filing Fees: $500.00 (b)
_________

(a) Calculated as the aggregate maximum purchase price to be paid for 2,500,000 shares in the offer based on its market value in accordance with Section (a)(4) of Regulation 240.0-11(a), i.e. its last sales price reported for June 1, 2000.

(b)  Calculated as 1/50 of 1% of the Transaction Valuation.



[   ]  Check box if any part of the fee is offset as provided by
Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.
[ X ] issuer tender offer subject to Rule 13e-4.
[   ] going-private transaction subject to Rule 13e-3.
[   ] amendment to Schedule 13D under Rule 13d-2.
[   ] Check the following box if the filing is a final amendment reporting the results of the tender offer.

ITEM 1. SUMMARY TERM SHEET.


     Reference is hereby made to the "Summary Term Sheet" of the Offer to Purchase, dated May 30, 2000 (the "Offer to Purchase"), which is attached hereto as Exhibit (a) (1) and incorporated herein by reference.


ITEM 2. SUBJECT COMPANY INFORMATION.


     (a) Name and Address. The name of the issuer is CCA Industries, Inc., a Delaware Corporation ("CCA" or the "Company"). The principal executive office of the Company is located at 200 Murray Hill Parkway, East Rutherford, NJ 07030. The telephone number of the principal executive office of the Company is (201) 330-1400.

     (b)  Securities. The title of the securities being sought is
Common Stock, par value $0.01 per share (the "Common Stock") . As
of May   , 2000 there were approximately 6,321,151 shares of Common
Stock issued and outstanding.

     (The Company also has authorized, issued and outstanding shares of Class A Common Stock, but shares of Class A Common Stock are not the subject of the Offer to Purchase.)

     (c)  Trading Market and Price

     CCA's Common Stock is traded on NASDAQ, National Market. The high and low sales prices during the two years ended November 30, 1998 and 1999, were as follows:


   Quarter Ended              1999             1998

     Feb. 28             2.125 - 1.1252   11/16 - 2 1/16
     May  31             1.5   - 1.0633    5/16 - 2 3/8
     Aug. 31             1.781 - 1.1562     3/4 - 1 5/8
     Nov. 30             2.031 - 1.251      7/8 - 1 1/16


     The high and low prices during the quarter ended February 29, 2000, were 1.750 and 1.125. The high and low prices thereafter, until May 26, 2000, were 1.50 and .813.

     (d) Dividends

          The Company has not paid any Common Stock (or other) dividend during the last two years.

     (e) Prior Public Offerings

     The Company has not made a registered or exempt-from-registration public offering of Common Stock for cash during the past three years.

     (f) Prior Stock Purchases

     The Company purchased, and placed in treasury, 88,496 shares of Common Stock during the past two years, for per share prices ranging form $1.43 to $1.93, at the average purchase price per quarter of $1.82 (all in September of 1998), and $1.57 (during October - December 1998).

     David Edell and Ira W. Berman, each a director and executive officer of the Company, exercised, respectively, 50,000 options to purchase 50,000 shares of Common Stock at $.50 per share, and 20,000 options to purchase 20,000 shares of Common Stock at $.50 per share, in December of 1997. (The Company's fiscal year end is November 30. Thus, December 1997 purchases were in fiscal 1998.) They paid therefor, respectively, by giving the Company 11,675 and 4,705 shares of its Common Stock. In November of 1999, Mr. Edell exercised 27,500 options, at $.55 per share, and 32,500 options at $.50 per share to purchase a total of 60,000 shares of Common Stock, and paid therefor by giving the Company 15,000 shares of its Common Stock, plus cash. At the same time, Mr. Berman exercised 40,000 options, at $.50 per share to purchase 40,000 shares of Common Stock, and paid therefor by giving the Company 10,000 shares of its Common Stock.

     There have been no other purchases of Common Stock of the Company by the Company, its officers and/or directors and/or affiliates during the last two years.


ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.


     The name of the filing person is CCA Industries, Inc. The name, business address and business telephone number of the Company is CCA Industries, Inc., 200 Murray Hill Parkway, East Rutherford, NJ 07073; telephone number (201) 330-1400.

     The following persons are executive officers of the Company, whose principal occupation and employment is in service of the Company, and has been for more than five years. Their addresses are c/o CCA Industries, Inc., 200 Murray Hill Parkway, East Rutherford, NJ 07073:

 . David Edell
 . Ira W. Berman
 . Dunnan Edell
 . Drew Edell
 . John Bingman


     (Messrs. David and Dunnan Edell, and Ira W. Berman are also
Directors.  Mr. Berman is Chairman of the Board.)

     The following presents biographical information for those directors who are not employees of the Company:

     Jack Polak has been a private investment consultant since
April 1982.  His business address is 90 Park Avenue, NY, NY 10017.

     Stanley Kreitman, has been Vice Chairman of the Board of Manhattan Associates, an equity - investment firm, since 1994. His business address is c/o Manhattan Associates, 12 East 49th Street
NY, NY.

     Sidney Dworkin is a business consultant and has been for more than the last five years. His business address is 1550 No.
Powerline Road, Pompano, FL 33069.

     Rami G. Abada, is the President and Chief Operating Officer of Jennifer Convertibles, Inc. He has been its Chief Operating
Officer since April of 1994. His business address is c/o Jennifer Convertibles, Inc. 419 Cross Ways Park Drive, Woodbury, New York
11797.

     None of the executive officers and/or directors has been convicted in a criminal proceeding during the past five years (or prior thereto), nor party to any administrative or judicial proceeding that resulted in a judgment, decree or final order enjoining any of them from further violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation of federal or state securities laws.

     All of the executive officers and directors of the Company are citizens of the United States of America.


ITEM 4. TERMS OF THE TRANSACTION.


     The Company is seeking tenders for up to 2,500,000 shares of Common Stock in exchange (per share) for a 5 year, 6% interest, $2 subordinated debenture, maturing August 1, 2005. Upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which, together with the

Offer to Purchase, constitute the "Offer"). Tendering shareholders will receive subordinated debentures, and interest payments will be made semi-annually, as described in the Offer to Purchase and related Letter of Transmittal. The scheduled expiration date is July 31, 2000, unless extended as described in the Offer to Purchase. (The later of July 31, 2000 or the date of the extended expiration date is referred to as the "Expiration Date.") As described in the Offer to Purchase, shareholders may withdraw Common Stock tendered in the Offer at any time prior to the Expiration Date. The procedures for tendering and withdrawing shares of Common Stock, the manner in which shares will be accepted for payment, the Company's intentions in the event the Offer is oversubscribed, Risk Factors, and Federal Income Tax Consequences of the Offer are described in the Offer to Purchase. The Company is not aware of any Common Stock to be purchased from any officer, director or affiliate of the Company pursuant to the Offer. Copies of the Offer to Purchase and the form of Letter of Transmittal are attached hereto as Exhibits (a) (1) and (a) (2), respectively, and are incorporated herein by reference.


ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.


     Reference is hereby made to Section 9 of the Offer to Purchase, "Interest of Executive Officers and Directors; Transactions and Arrangements Concerning the Common Stock" which is incorporated herein by reference. Except as set forth therein, the Company does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Company, any of the its executive officers or directors, any controlling person or any officer or director of any corporation ultimately in control of the Company and any person with respect to any securities of the Company.


ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.


     Reference is hereby made to the following Sections of the Offer to Purchase, which are incorporated herein by reference:
Section 6, "Purpose of the Offer/Plans or Proposals"; Section 9, "Interest of Executive Officers and Directors; Transactions and Arrangements Concerning the Common Stock"; Section 10, "Certain Effects of the Offer"; Section 11, "Source and Amount of Funds"; and to the information in the Summary Term Sheet preceding Section 1.

     The Company has no plans or proposals to cause (a) an extraordinary transaction, such as a merger, reorganization or liquidation; (b) any purchase, sale or transfer of a material amount of the Company's assets; (c) any material change in the

Company's present dividend rate or policy, or indebtedness or capitalization other than that caused as the result of the transaction that is the subject of this Schedule; (d) any change in the Company's present Board of Directors or management, including, but not limited to, any plans or proposals to change the number or the term of Directors, or to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer; (e) any other material change in the Company's corporate structure or business; (f) the delisting of a class of equity securities of the Company from a national securities exchange, or cessation of authorization for quotation on an inter-dealer quotation system of a registered national securities association (but, inasmuch as the Company cannot know how many Common Stock shares will be outstanding after the Offer, or what their market price will be, the possibility that the Common Stock, at some future date, will not qualify for trading or NASDAQ cannot be discounted); (g) a class of equity security of the Company becoming eligible for termination of registration under
Section 12g(4) of the Securities And Exchange Act of 1934, as amended; (h) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended; (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; or (j) changes in the Company's Certificate of Incorporation, bylaws or any other governing instrument or other actions which may impede the acquisition of control of the Company by any person.


ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


     Reference is hereby made to Section 11 of the Offer to Purchase, "Source and Amounts of Funds", which is incorporated herein by reference.


ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.


     Reference is hereby made to Section 9 of the Offer to Purchase, "Interest of Executive Officers and Directors; Transactions and Arrangements Concerning the Common Stock," and to the financial statements included as part of Exhibit (a) (1) attached hereto, which are incorporated herein by reference. There have not been any transactions involving the Common Stock of the Company that were effected during the past 60 days by the Company, any executive officer or Director, any person controlling the Company, any executive officer or director of any corporation ultimately in control of the Company or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.


     No persons have been employed, retained or are to be compensated by or on behalf of the Company to make solicitations or recommendations in connection with the Offer.


ITEM 10. FINANCIAL INFORMATION.


     (a)-(b) Reference is hereby made to the financial statements included as part of Exhibit (a) (1) attached hereto, which are incorporated herein by reference.


ITEM 11. ADDITIONAL INFORMATION.


     (a)(1) Reference is hereby made to Section 9 of the Offer to Purchase, "Interests of Executive Officers and Directors;
Transactions and Arrangements Concerning the Common Stock," which is incorporated herein by reference.

     (a)(2) through (a) (5) Not applicable.

     (b) The Offer to Purchase, attached hereto as Exhibit (a) (1), is incorporated herein by reference in its entirety.


ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.


     (a)(1)    Offer to Purchase (including Financial Statements)
     (a)(2) Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number)
     (b)(1) Trust Indenture between CCA Industries, Inc. and American Stock Transfer & Trust Company, as
               Trustee

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.


     Not applicable.

                            SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated: May 30, 2000
                                       CCA INDUSTRIES, INC.



                                       By: s/ IRA W.BERMAN

                                      Ira W. Berman, Secretary

                          EXHIBIT INDEX




EXHIBIT   DESCRIPTION


(a)(1)    Offer to Purchase (including Financial Statements)
(a)(2)    Form of Letter of Transmittal (including Guidelines for
          Certification of Tax Identification Number)
(a)(3)    Form of Brokers' Letter to Beneficial Owners
(b)(1) Trust Indenture between CCA Industries, Inc. and, as Trustee, The American Stock Transfer & Trust Company

                         Exhibit (a) (1)

                       CCA INDUSTRIES, INC.
                OFFER TO PURCHASE 2,500,000 OF ITS
          ISSUED AND OUTSTANDING SHARES OF COMMON STOCK
             IN EXCHANGE FOR A SUBORDINATED DEBENTURE


THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT EASTERN STANDARD TIME ON JULY 31, 2000, UNLESS THE OFFER IS EXTENDED. TO ENSURE PROCESSING OF YOUR REQUEST, A LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE OF IT (TOGETHER WITH ANY CERTIFICATES FOR COMMON STOCK AND ALL OTHER REQUIRED DOCUMENTS) MUST BE RECEIVED BY THE DEPOSITARY (AS DEFINED BELOW) ON
OR BEFORE JULY 31, 2000.

To the Holders of Common Stock of
CCA INDUSTRIES, INC.:

     CCA Industries, Inc. (the "Company") is offering to purchase up to 2,500,000 shares of its Common Stock, (but not Class A Common Stock), with par value of $0.01 per share ("Common Stock"), in exchange (per share) for a $2.00 subordinated debenture, payable with 6% interest, maturing August 1, 2005. Accrued interest will be paid semi-annually, commencing 6 months after the expiration date of the offer. The tendering, acceptance and withdrawal of tenders are subject to the terms and conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is scheduled to terminate as of 12:00 Midnight Eastern Standard time on July 31, 2000, unless extended by an action of the Company's Board of Directors. The Common Stock is traded on the NASDAQ National Market. The purpose of the Offer is to reduce the number of outstanding shares, given that the market valuation of the Common Stock, in the judgment of the Company's Board of Directors and Management, has not reflected the fair value of the Common Stock. See Section 6.

     If more than 2,500,000 shares of Common Stock are duly tendered prior to the expiration of the Offer, and not withdrawn, the Company, at present, and subject to the condition that there have been no changes in the factors originally considered by the Board of Directors when it determined to make the Offer, and to the other conditions set forth in Section 5, intends to purchase 2,500,000 shares of Common Stock as follows:

     First, the Company will accept all validly tendered shares, not withdrawn, of each shareholder who beneficially owns as of the date of the Offer to Purchase (and continues to own as of the Expiration Date) an aggregate of less than 100 shares (and pro rata from such shareholders to the extent that more
than 2,500,000 shares satisfy this criteria).   Second, the Company will accept
other validly tendered shares not withdrawn on a pro rata basis (with appro-priate adjustments in both "First" and "Second" circumstances to avoid the pur-chase of fractional shares) so that the Company accepts an aggregate of 2,500,000 Shares pursuant to the Offer.

           THIS OFFER IS BEING MADE TO ALL SHAREHOLDERS
          OF THE COMPANY AND IS NOT CONDITIONED UPON ANY
     MINIMUM NUMBER OF SHARES OF COMMON STOCK BEING TENDERED.

   THIS OFFER IS SUBJECT TO CERTAIN CONDITIONS. SEE SECTION 5.

SUMMARY TERM SHEET

THIS SUMMARY HIGHLIGHTS CERTAIN INFORMATION IN THIS OFFER TO PURCHASE. YOU SHOULD CAREFULLY READ THE ENTIRE OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL FOR A MORE COMPLETE DESCRIPTION OF THE TERMS AND CONDITIONS OF THE OFFER AND TO FULLY UNDERSTAND THESE TERMS AND CONDITIONS.

The Company

     CCA INDUSTRIES, INC. was incorporated in Delaware in 1983.

     The Company operates in what may be generally described as the health-and-beauty aids business, selling numerous products, in several health-and-beauty aids categories. All Company products are manufactured by contract manufacturers, pursuant to the Company's specifications and formulations.

     The Company owns registered trademarks, or exclusive licenses to use registered trademarks, that identify its products by brand-name. Under most of the brand names, the Company markets several different but categorically-related products. The brand and trademark names include "Plus+White" (oral health-care products), "Sudden Change" (skin-care products), "Bikini Zone" (after-shave analgesic products for women), "Wash n Curl," "Wash n Straight" and "Pro Perm" (hair-care products), "Permathene" and "Mega 16" (dietary products), "Nutra Nail" and "Nutra Nail 60" (nail treatments), "Hair Off" (depilatories), "IPR" (foot-care products), "Solar Sense" and "Kid Sense" (sun-care products), "Mood Magic" (lipsticks), "Cloud Dance" and "Cherry Vanilla" (perfumes).

     All Company products are marketed and sold to major drug and food chains, mass merchandisers, and wholesale beauty-aids distributors throughout the United States and Canada.

     Reference is hereby made to the financial statements attached hereto as Exhibit (a). Such financial statements are incorporated herein by reference.

The Offer

     The Company is offering to purchase up to 2,500,000 shares of outstanding Common Stock which are properly tendered and accepted for payment prior to the

Expiration Date of the Offer. The tendering, acceptance and withdrawal of ten-ders are subject to the terms and conditions set forth in this Offer to Pur-chase and the related Letter of Transmittal. See Sections 1, 2, 3, 4 and 5.

     The Company may terminate the Offer, amend its terms, reject Common Stock tendered for payment or postpone payment if, during the tender period, circumstances or events occur which make it inadvisable to proceed with the Offer, in the consideration of the Board of Directors. See Sections 5, 14 and 15.

The "Purchase Price"/Redemption

     The consideration to be paid by the Company per tendered share of Common Stock accepted and not withdrawn is one $2, five year subordinated debenture, with 6% simple interest thereon, payable as accrued, every six months. The subordinated debentures will be subordinated in right of payment to all indebtedness of the Company except for the indebtedness of the subordinated debentures. See Sections 1 through 5. The cost of purchasing the entire 2,500,000 shares of Common Stock pursuant to the Offer would be approximately $5,000,000 plus interest. (See below, "Risk Factors").

     The subordinated debentures issuable in the offer are redeemable by the Company after August 1, 2001. See Section 4.

Purpose of the Offer

     The purpose of this Offer is to give shareholders an opportunity to exchange shares of Common Stock for a $2.00 debenture per share, and to reduce the number of market shares, given that, in the judgment of the Board of Directors and management, the market has not reflected the Common Stock's fair value.


Accounting Treatment

     Upon and assuming the completion and closing of the Offer, an entry will be made on the books of the Company showing an increase in long-term debt for the face amount of the debentures issued and a corresponding increase in the amount of treasury stock owned by the Company (which is a reduction in the equity section of the balance sheet). The interest expense will be recorded monthly as incurred and an accrual will be reflected on the books until the semi-annual payments are made.

Rick Factors

     1. There can be no assurance that the Company will have the resources to pay, or to obtain financing to pay the subordinated debentures at maturity. The subordinated debentures issuable to tendering shareholders will be subordinate to all other indebtedness, and no sinking fund is required to be established as security for payment at maturity. Moreover, the indenture does not contain any restrictive financial covenants and the Company will continue to be entitled, after issuance of subordinated debentures, to borrow and other-wise "take on" indebtedness senior to the subordinated debentures. See Section 4.

     As a result, in the event of bankruptcy, liquidation or reorganization or certain other events, the Company's assets will be available to pay obligations on the subordinated debentures only after all other indebtedness of the Company and its subsidiaries has been paid in full. After repaying such other indebtedness, the Company may not have assets sufficient to pay the sub-ordinated debentures.

     2. Tendering shareholders, whose tenders are accepted, will incur tax consequences. See Section 13. (The Company urges shareholders to consult their own investment and tax advisors.)

     3. There can be no assurance that any market for the subordinated debentures, which will not be traded on NASDAQ, or on any exchange or listing, will develop.

The Expiration Date

     The Offer is scheduled to terminate as of 12:00 Midnight Eastern Standard time on July 31, 2000, unless extended by action of the Company's Board of Directors. The later of July 31, 2000 or the latest time and date to which the Offer extended is the "Expiration Date". If the expiration date is extended, the Company will make a public announcement of the new expiration date. See Sections 1 and 14.

Tendering Common Stock

     Shareholders seeking to tender their Common Stock pursuant to the Offer must send to the Company's Depositary, on or before the Expiration Date, a properly completed and executed Letter of Transmittal (or manually signed facsimile thereof), Common Stock certificates and other documents required by the Letter of Transmittal. See Section 2.

Withdrawing Tenders

     Shareholders seeking to withdraw tenders of Common Stock must send to the Company's Depositary a written, telegraphic, telex or facsimile transmission notice of withdrawal that specifies the name of the person withdrawing a tender of Common Stock, the number of shares of Common Stock to be withdrawn, and, if certificates representing such Common Stock have been delivered or otherwise identified to the Depositary, the name of the registered holder(s) of such Common Stock. Shareholders may withdraw Common Stock tendered at any time prior to the Expiration Date.

                            IMPORTANT

   If you desire to tender all or any portion of your Common Stock, you should either (1) complete and sign the Letter of Transmittal and mail or deliver it along with the referable Common Stock certificate(s) and any other required documents to the "Depositary," The American Stock Transfer & Trust Company (The American Stock Transfer & Trust Company will also serve as "Trustee," pursuant to the Indenture); or (2) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Common Stock is registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Common Stock.


NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER'S COMMON STOCK. SHAREHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISERS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER COMMON STOCK AND, IF SO, HOW MANY SHARES TO TENDER.


NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD TENDER COMMON STOCK PURSUANT TO
THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE
ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.


     Questions and requests for assistance may be directed to the Company at the address and telephone number set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal should be directed to American Stock Transfer & Trust Company, at the address and tele-phone number set forth below.

May 30, 2000

CCA INDUSTRIES, INC.
200 Murray Hill Parkway
East Rutherford, NJ 07073
(201) 330-1400

Depositary:
By Mail, Hand Delivery or Courier:

AMERICAN STOCK TRANSFER & TRUST COMPANY
40 Wall Street
New York, New York 10005
(718) 921-8209
                                       6

                        TABLE OF CONTENTS


SECTION


1.   Price; Number of Common Stock
2.  Procedure for Tendering Common Stock
3.   Withdrawal Rights
4.   Payment for Shares
5.   Certain Conditions of the Offer
6.   Purpose of the Offer/Plans or Proposals
7.   Price Range of Common Stock; Dividends
8.   The Company's Executive Officers and Directors
9.   Interest of Directors and Executive
     Officers; Transactions and Arrangements
     Concerning the Common Stock
10.  Certain Effects of the Offer
11.  Source and Amount of Funds
12.  Additional Information
13.  Certain Federal Income Tax Consequences
14.  Extension of Tender Period; Termination;
     Amendments
15.  Miscellaneous


EXHIBIT a: Audited Financial Statements for the
           Fiscal Years Ended November 30, 1999 and 1998

           Unaudited Financial Statements for
           the Quarter Ended February 29,  2000

           Pro Forma Financial Statements as at
           November 30, 1999 and February 29, 2000

1.  PRICE; NUMBER OF SHARES OF COMMON STOCK.

     The Company will, upon the terms and subject to the conditions of the Offer, accept for exchange (and thereby purchase) 2,500,000 or such lesser number of its issued and outstanding shares of Common Stock $.01 par value, as are properly tendered (and not withdrawn in accordance with Section 3) prior to 12:00 Midnight Eastern Standard time on July 31, 2000 (such time and date being hereinafter called the "Expiration Date"). If less than 2,500,000 shares have been properly tendered (and not withdrawn) by the Initial Expiration Date. The Company reserves the right to extend the Offer. See Section 14. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is hereinafter called the "Expiration Date."

     The "Purchase Price" per share of Common Stock is one $2 subordinated debenture, bearing simple interest at the annual rate of 6%, maturing five years from the Expiration Date, with accrued interest payments to be made every six months, from the Expiration Date to maturity.

     The Offer is being made to all shareholders of the Company's Common Stock and is not conditioned upon any minimum number of shares of Common Stock being tendered. If more than 2,500,000 shares are duly tendered prior to the expiration of the Offer and not withdrawn, the Company will accept 2,500,000 shares, as follows:

     First, the Company will accept all validly tendered shares, not withdrawn, of each shareholder who beneficially owns as of the date of the Offer to Pur-chase (and continues to own as of the Expiration Date) an aggregate of less than 100 shares (and pro rata from such shareholders to the extent that more
than 2,500,000 shares satisfy this criteria).   Second, the Company will accept
other validly tendered Shares not withdrawn on a pro rata basis (with appro-priate adjustments in both "First and Second" circumstances to avoid the pur-chase of fractional shares) so that the Company accepts an aggregate of 2,500,000 Shares pursuant to the Offer.

     On May 30, 2000 there were approximately 6,321,151 shares of Common Stock issued and outstanding. The Company has been advised that no officers or affiliates of the Company intend to tender any shares pursuant to the Offer. (The Company also has authorized, issued and outstanding shares of Class A Common Stock, but shares of Class A Common Stock are not subject of this Offer to Purchase.)

     The Company reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. See Section 14. There can be no assurance, however, that the Company will exercise its right to extend the Offer. If the Company decides, in its sole discretion, to decrease the number of shares of Common Stock being sought and, at the time that notice of such decrease is first published, sent or given to holders of Common Stock in the manner specified below, the Offer is scheduled to expire at any time earlier than the tenth business day from the date that such notice is first so published, sent or given, the Offer will be extended at least until the end of such ten business day period.

2. PROCEDURE FOR TENDERING COMMON STOCK.


     Proper Tender of Common Stock. For Common Stock to be properly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees, certificates for such Common Stock, and any other documents re-quired by the Letter of Transmittal, must be received on or before the Expiration Date by the Depositary at its address set forth on page 6 of this Offer to Purchase.

     It is a violation of Section 14(e) of the Securities and Exchange Act of 1934 (the "Exchange Act"), and Rule 14e-4 promulgated thereunder, for a person to tender Common Stock in a partial tender offer for such person's own account unless at the time of tender and until such time as the securities are accepted for payment the person so tendering has a net long position equal to or greater than the amount tendered in (i) the Common Stock, and will deliver or cause to be delivered such shares for purposes of tender to the Company prior to or on the Expiration Date, or (ii) an equivalent security and, upon the acceptance of his or her tender will acquire the Common Stock by conversion, exchange, or exercise of such equivalent security to the extent required by the terms of the Offer, and will deliver or cause to be delivered the Common Stock so acquired for the purpose of tender to the Company prior to or on the Expiration Date.

     Section 14(e) and Rule 14e-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

     The acceptance of Common Stock by the Company for payment will constitute a binding agreement between the tendering shareholder and the Company upon the terms and subject to the conditions of the Offer, including the tendering shareholder's representation that (i) such shareholder has a net long position in the Common Stock being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act and (ii) the tender of such Common Stock complies with Rule 14e-4.

     Signature Guarantees and Method of Delivery. Signatures on the Letter of Transmittal are required to be guaranteed by a bank or trust company; a broker-dealer; a credit union; a national securities exchange, registered securities association or clearing agency; a savings and loan association; or a federal savings bank (an "Eligible Institution"). If Common Stock is registered in the name of a person or persons other than the signer of the Letter of Transmittal or (a) if payment is to be made to, or (b) if unpurchased Common Stock is to be registered in the name of or (c) if any certificates for unpurchased Common Stock are to be returned to any person other than the registered owner, then the Letter of Transmittal and, if applicable, the tendered Common Stock certi-ficates must be endorsed or accompanied by appropriate authorizations, in either case signed exactly as such name or names appear on the registration of the Common Stock with the signatures on the certificates or authorizations guaranteed by an Eligible Institution. If signature is by attorney-in-fact, executor, administrator, Director, guardian, officer of a corporation or another acting in a fiduciary or representative capacity, other legal documents will be required. See Instructions 1 and 4 of the Letter of Transmittal.

     Payment for Common Stock tendered and accepted for payment pursuant to the Offer will be made only after receipt by the Depositary on or before the Expiration Date of a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), the referable Common Stock certifi-cates, and any other documents required by the Letter of Transmittal.


THE METHOD OF DELIVERY OF ANY DOCUMENTS, INCLUDING CERTIFICATES FOR COMMON STOCK, IS AT THE ELECTION AND RISK OF THE PARTY TENDERING COMMON STOCK. IF DOCUMENTS ARE SENT BY MAIL, IT IS RECOMMENDED THAT THEY BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED.

     Determinations of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Company, in its sole discretion, and such determinations shall be final and binding. The Company reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the accep-tance of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular shares of Common Stock or any particular shareholder, and the Company's interpretations of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such times as the Company shall determine.
Tendered Common Stock will not be accepted for payment unless the defects or irregularities have been cured within such time or waived. Neither the Company, the Depositary nor any other person shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

     Federal Income Tax Withholding. To prevent backup federal income tax withholding equal to 31% of the gross payments made pursuant to the Offer, each shareholder who has not previously submitted a Form W-9 to the Depositary or does not otherwise establish an exemption from such withholding must notify the Depositary of such shareholder's correct taxpayer identification number (or certify that such taxpayer is awaiting a taxpayer identification number) and provide certain other information by completing the Form W-9 enclosed with the Letter of Transmittal. Foreign shareholders who are resident aliens and who have not previously submitted a Form W-9, or other foreign shareholders who have not previously submitted a Form W-8, to the Company must do so in order to avoid backup withholding.

    The Depositary will withhold 30% of the gross payments payable to a foreign shareholder unless the Depositary determines that a reduced rate of withholding or an exemption from withholding is applicable. (Exemption from backup withholding does not exempt a foreign shareholder from the 30% withholding.) For this purpose, a foreign shareholder, in general, is a shareholder that is not (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is sub-ject to United States federal income taxation regardless of the source of such income or (iv) a company whose administration is subject to the primary juris-diction of a United States court and which has one or more United States fiduciaries who have the authority to control all substantial decisions of such company. The Depositary will determine a shareholder's status as a foreign shareholder and eligibility for a reduced rate of, or an exemption from, with-holding by reference to the shareholder's address and to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding unless facts and circumstances indicate that reliance is not warranted. A foreign shareholder who has not previously submitted the appropriate certificates or statements with respect to a reduced rate of, or exemption from, withholding for which such shareholder may be eligible should consider doing so in order to avoid over-withholding. A foreign shareholder may be eligible to obtain a refund of tax withheld if such share-holder meets one of the three tests for capital gain or loss treatment described in Section 13 or is otherwise able to establish that no tax or a reduced amount of tax was due.

     For a discussion of certain other federal income tax consequences to tendering shareholders, see Section 13.


3. WITHDRAWAL RIGHTS.


     Except as otherwise provided in this Section 3, tenders of Common Stock made pursuant to the Offer will be irrevocable. You may withdraw Common Stock tendered at any time prior to the Expiration Date.

     To be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at the address set forth on page 6 of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Common Stock to be with-drawn, the number of shares of Common Stock to be withdrawn, and the name of the registered holders(s) of the certificates representing the Common Stock delivered or otherwise identified to the Depositary subject of the withdrawal, and the name of the registered holder(s) of such Common Stock as set forth in such certificates if different from the name of the person tendering the Common Stock. If certificates have been delivered to the Depositary, then, prior to the release of such certificates, you must also submit the certificate numbers shown on the particular certificates evidencing such Common Stock and the signature on the notice of withdrawal.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company in its sole discretion, and such determinations shall be final and binding. Neither the Company nor the Depositary or any other person is or will be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give any such notice. Common Stock properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Common Stock may be re-entered by following the procedures described in Section 2 prior to the Expiration Date.


4. PAYMENT FOR SHARES: THE SUBORDINATED DEBENTURES AND INDENTURE.


     A. PAYMENT

     For purposes of the Offer, the Company will be deemed to have accepted for payment (and thereby purchased) Common Stock which is tendered and not with-drawn when, as and if it gives oral or written notice to the Depositary of its acceptance of such common stock for payment pursuant to the Offer.

     Payment for Common Stock purchased pursuant to the Offer will be made by depositing the subordinated debentures therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Company, and transmitting the subordinated debentures directly to the tendering shareholders.

     In all cases, payment for Common Stock accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary, as required pursuant to the Offer, of a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with certificates representing such Common Stock, and any other required documents. Certificates for Common Stock not purchased (See Sections 1 and 5), or for Common Stock not tendered included in certificates forwarded to the Depositary, will be returned promptly following termination, expiration or withdrawal of the Offer, without expense to the tendering shareholder.

     B. THE SUBORDINATED DEBENTURES

     The subordinated debentures issuable in the Offer will issue under an indenture dated as of July 31, 2000 between the Company and The American Stock Transfer & Trust Company, as trustee. The following are summaries of material portions of the subordinated debentures and the indenture. For more detailed information, you are directed to the form of indenture and subordinated deben-ture which are included as exhibits to an Issuer Tender Offer Statement on Schedule TO that has been filed with the Securities And Exchange Commission (the "Commission"). See Section 12 as to the availability of such documents from the Commission, by mail and through the Commission's Internet website. The summaries are qualified by reference to the provisions of the subordinated debentures and the indenture, including the definitions of certain terms that are not defined in this Offer. References in this section to the Company are to CCA Industries, Inc. and its subsidiaries, unless expressly stated to the contrary.

     The subordinated debentures are general unsecured obligations of the Company. The subordinated debentures are limited to an aggregate principal amount at maturity of $5,000,000. The subordinated debentures will mature on August 1, 2005. The subordinated debentures will be subordinate to all of the Company's existing and future indebtedness. Neither the Company nor its subsidiaries are restricted under the indenture from incurring any indebted-ness.

     The Company will maintain an office where holders may surrender subordinated debentures for payment in the Borough of Manhattan, the City of New York, which shall initially be an office or agency of The American Stock Transfer & Trust Company, the Depositary, the Indenture Trustee and "Paying Agent."

     If a subordinated debenture becomes mutilated, defaced, destroyed, lost or stolen, the Company will execute and the trustee will authenticate and deliver a new subordinated debenture in the same form and same principal amount as the original subordinated debenture. Depending upon the circumstances, the Company may require a security, indemnity, evidence of destruction or loss, or payment to cover related fees and expenses.

The Company has the option to redeem the subordinated debentures

     No sinking fund is provided for the subordinated debentures. On or after August 1, 2001, the Company may, at its option, redeem the subordinated debentures in whole or in part at any time or from time to time after August 1, 2001 at the redemption prices (expressed in percentages of principal amount) set forth below, plus accrued interest, if any, to the redemption date, if redeemed during the 12-month period beginning August 1 of the years indicated below.

                    Year                Percentage

                    2001                   106%
                    2002                   105
                    2003                   104
                    2004 and thereafter    103

     If the Company decides to redeem less than all of the outstanding subordinated debentures, the trustee will select the subordinated debentures to be redeemed by the following methods:

          . by lot;
          . pro rata; or
          . by another method that complies with the requirements of any exchange on which the subordinated debentures may be listed.

     All subordinated debentures which the Company redeems or acquires prior to maturity will be immediately canceled. The subordinated debentures may not be held, reissued or resold.

Subordination

     The debentures are subordinated to all existing and future indebtedness of the Company and its subsidiaries. The holders of such "senior indebtedness" will be entitled to receive payment in full before the holders of subordinated debentures will be entitled to receive any payment on the subordinated deben-tures if the Company pays or distributes assets in any of the following circum-stances: dissolution, winding up, voluntary or involuntary bankruptcy, insolvency, liquidation, or reorganization.

     If the Company defaults in payment on any senior indebtedness, the Company will not make payments on the subordinated debentures until it has paid in full the senior indebtedness, it has cured or received a waiver from the holder of senior indebtedness, or the default has ceased.

     Upon an event of default on any senior indebtedness, other than a payment default which permits a holder of senior indebtedness to accelerate its matur-ity, and if a holder of senior indebtedness provides written notice of default to the trustee, then the Company will not make payments on the subordinated de-bentures until the default has been cured, waived or has ceased to exist.

     The Company may, however, resume payments, not otherwise prohibited by the previous sentence on the subordinated debentures for a period of more than 180 days after the notice of default is given, unless the maturity of the senior indebtedness has been accelerated. If the senior indebtedness has been accelerated, the Company will not make any payment on the subordinated deben-tures until the acceleration has been waived, rescinded or annulled or until the senior indebtedness has been paid in full.

     In the event that the trustee and paying agent or any holder of subordinated debentures receives any payment or distribution of assets from the Company in violation of these subordination provisions before all senior indebtedness is paid in full, the payment or distribution will be held in trust for holders of senior indebtedness or their representatives to the extent necessary to make payment in full of all senior indebtedness.

     If the Company files for bankruptcy, dissolves or reorganizes, holders of senior indebtedness may receive more ratably, and holders of the subordinated debentures may receive less ratably, than others of the Company's creditors. The subordination will not prevent the occurrence of any event of default under the indenture.

     As of February 29, 2000, the Company's material indebtedness outstanding that would constitute senior indebtedness consisted, primarily, of approxi-mately $7,965,672 owed as trade and other payables, and approximately $1,600,000 indebtedness to PNC Bank. (The Company has a PNC Bank credit line of $7 million pursuant to a revolving credit agreement.) The indenture does not limit the amount of indebtedness, including senior indebtedness, that the Company or any subsidiary can create, incur, assume or guarantee. (As at

February 29, 2000, the Company had total liabilities of $9,565,672 and total assets of $24,497,287. See the financial statements hereto attached as Exhibit a.)

Definitions

     The term indebtedness means:

     . all outstanding indebtedness and obligations of the Company and its subsidiaries except for the indebtedness for the subordinated debentures;

     . any indebtedness of others that the Company has guaranteed or for which it is otherwise liable or that is secured by a lien on any asset of the Company; and

     . any amendment, renewal, extension, deferral, modification, restructuring or refunding of any such indebtedness, obligation or guarantee.

     The term senior indebtedness means the principal of and premium, if any, interest and other amounts payable on or in respect of any of the Company's current or future indebtedness unless the instrument creating or evidencing the indebtedness expressly provides that the indebtedness will not be senior in right of payment to, will be junior in right of payment to, or will be on the same basis in right of payment with, the subordinated debentures. However, the term senior indebtedness will not include:

     . indebtedness evidenced by the subordinated debentures; and . the Company's indebtedness to one of its subsidiaries.

     C. THE INDENTURE

     Circumstances when the Company is in default

     The Company will be in default under the indenture if:

     (1) it defaults in payment of interest on any subordinated debenture when the same becomes due and the default continues for a period of 30 days;

     (2) it defaults in the payment of the principal of (or premium, if any, on) any subordinated debenture when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

     (3) it fails to comply with any of its other agreements or covenants in, or provisions of, the subordinated debenture or the related indenture, and the default continues for the period and after the notice specified below;

     (4) a final judgment or final judgments for the payment of money are entered by a court or courts of competent jurisdiction against the Company or any subsidiary which remain undischarged and unbonded for a period (during which execution shall not be effectively stayed) of 60 days, provided that the aggregate of all such judgments (to the extent not paid or covered by insurance) exceeds $2,500,000;

     (5) the Company or any significant subsidiary or subsidiaries, pursuant to or within the meaning of any Bankruptcy Law:

          (A)  commences a voluntary case or proceeding,

          (B) consents to the entry of an order for relief against it in an involuntary case or proceeding,

          (C) consents to the appointment of a Custodian of it or for all or substantially all of its property,

          (D) makes a general assignment for the benefit of its creditors, or

          (E) generally is not paying its debts as the same become due unless such debts are the subject of a bona fide dispute; or

     (6) a court of competent jurisdiction enters an order ordecree under any Bankruptcy Law that:

          (A) is for relief against the Company or any significant subsidiary or subsidiaries in an involuntary case or proceeding,

          (B) appoints a Custodian of the Company or any significant subsidiary or subsidiaries or for all or substantially all of its property; or

          (C) orders the liquidation of the Company or any significant subsidiary or subsidiaries; and in each case the order or decree remains unstayed and in effect for 60 days.

     A default under clause (3) above is not a default until the trustee notifies the Company in writing, or the holders of at least 25% in principal amount of the subordinated debentures then outstanding notify the Company and the trustee in writing of the default, and the Company does not cure the de-fault within 30 days after receipt of the notice.

     The trustee will give notice to holders of the subordinated debentures of any continuing default known to the trustee within 90 days after the occurrence of the default. However, the trustee may withhold notice if it determines in good faith that withholding the notice is in the interests of the holders of the subordinated debentures.

     If the Company defaults under the circumstances described above and the default continues, the trustee or the holders of at least 25% in principal amount at maturity of the subordinated debentures then outstanding may declare, by giving proper notice, the outstanding subordinated debentures immediately due and payable immediately, including accrued and unpaid interest.

     Holders of a majority in principal amount at maturity of the outstanding subordinated debentures may waive certain existing defaults or events of de-fault and its consequences on behalf of all holders. However, the holders may not waive existing default in the payment on the subordinated debentures.

     A holder may pursue remedies under the indenture against the Company if:


     . the holder gives the trustee written notice of a continuing event of default;

     . holders of at least a majority in principal amount at maturity of the outstanding subordinated debentures make a written request to the trustee to pursue the remedy;

     . the holders offer satisfactory indemnity to the trustee against any loss, liability, cost or expense;

     . the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

     . the trustee has not have received during the 60-day period a contrary direction from the holders of a majority in principal amount at maturity of the outstanding subordinated debentures.

     The Company must deliver an officers' certificate to the trustee within 105 days after the end of its fiscal year that states whether or not it knows of any default or event of default, and if so, describe the default and the efforts to remedy the default. The Company must also deliver a comparable accountant's certificate to the trustee within 105 days after the end of each of its fiscal years.

Amendments

     The Company and the trustee may amend or supplement the indenture or the subordinated debentures with the written consent of the holders of at least a majority in principal amount at maturity of the outstanding subordinated debentures. The holders of a majority in principal amount at maturity of the subordinated debentures outstanding may waive compliance by the Company, in a particular instance, with any provision of the indenture or the subordinated debentures without notice to any holder. However, each affected holder must consent to any amendment, supplement or waiver which:

     . reduces the percentage of holders that must consent to an amendment, supplement or waiver;

     .    reduces the principal amount at maturity;

     .    extends the stated maturity of any subordinated debenture;

     . reduces the percentage necessary to waive defaults or events of default;

     . modifies the subordination provisions in a manner adverse to the debenture holders;

     .    changes the currency of any subordinated debenture; or

     . impairs the right to enforce payment of the subordinated debentures.


     The Company and the trustee may amend or supplement the indenture without the consent of holders in the following situations:

     . to comply with certain conversion adjustment, liquidation and merger provisions described in the indenture;

     . to cure any ambiguity, defect or inconsistency or to make any other change that does not adversely affect the rights of the holders;

     .    to comply with the provisions of the trust indenture act of 1939; or

     .    to appoint a successor trustee.

     No amendment may be made to the subordination provisions if it adversely affects any holders of senior indebtedness, unless the holders consent to the amendment, as required pursuant to the terms of the senior indebtedness.


5. CERTAIN CONDITIONS OF THE OFFER.


     Notwithstanding any other provision of the Offer, the Company shall not be required to accept any Common Stock tendered, and may terminate or amend the Offer or may postpone the acceptance of Common Stock tendered, if at any time at or before the time of purchase of any such Common Stock, any of the follow-ing circumstances or events shall have occurred (or shall have been determined by the Company to have occurred), in the Company's sole judgment in any such case and regardless of the circumstances (including any action or omission to act by the Company): (1) in the reasonable judgment of the Board of Directors, in consideration of circumstances prevailing at the Expiration Date, acceptance and purchase of tendered stock would not be in the Company's best interest; or
(2) there is, in the Board of Director's reasonable judgment, any (a) material legal action or proceeding instituted or threatened challenging such trans-actions or otherwise materially adversely affecting the Company, (b) suspension of or limitation on prices for trading securities generally on any United States national securities exchange or in the over-the-counter market, (c) declaration of a banking moratorium by federal or state authorities or any sus-pension of payment by banks in the United States, (d) limitation affecting the Company imposed by federal or state authorities on the extension of credit by lending institutions, (e) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (f) other event or condition which would have a material adverse effect on the Company or the holders of its Common Stock if the tendered
Common Stock are accepted for exchange.

     The foregoing conditions are for the Company's sole benefit and may be asserted regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company), and any such condition may be waived by the Company in whole or in part, at any time and from time to time in its sole discretion. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right;
the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts or circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described in this Section 5 shall be final and shall be binding on all parties.

     If the Company determines to terminate or amend the Offer or to postpone the acceptance of Common Stock tendered, it will, to the extent necessary, ex-tend the period of time during which the Offer is open as provided in Section
14. Moreover, in the event any of the foregoing conditions are modified or waived in whole or in part at any time, the Company will promptly make a public announcement of such waiver and may, depending on the materiality of the modification or waiver, extend the Offer period as provided in Section 14.


6.  PURPOSE OF THE OFFER/PLANS OR PROPOSALS.


     The purpose of this Offer is to give shareholders an opportunity to exchange shares of Common Stock for a $2.00 debenture per share, and to reduce the number of market shares, given that, in the judgment of the Board of Directors and management, the market has not reflected the Common Stock's fair value.

     The Company has no present plans or proposals which relate to or would result in any extraordinary transaction such as a merger, reorganization or liquidation involving the Company; any purchase, sale or transfer of a material amount of the assets of the Company other than in its ordinary course of business; any material changes in the Company's present capitalization (except as resulting from the Offer or otherwise set forth herein); or any other material changes in the Company's structure or business.


NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER'S COMMON STOCK AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. SHAREHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMA-TION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER COMMON STOCK AND, IF SO, HOW MANY SHARES OF COMMON STOCK TO TENDER.


7.  PRICE RANGE OF COMMON STOCK; DIVIDENDS.


Trading Market and Price

     CCA's Common Stock is traded on NASDAQ, National Market. The high and low sales prices during the two years ended November 30, 1998 and 1999, were as follows:

Quarter Ended          1999                        1998

Feb. 28        2.125 - 1.1252             11/16 - 2 1/16
May  31        1.5   - 1.0633             5/16 - 2 3/8
Aug. 31        1.781 - 1.1562             3/4 - 1 5/8
Nov. 30        2.031 - 1.251              7/8 - 1 1/16

     The high and low prices during the quarter ended February 29, 2000, were
1.750 and 1.125.  The high and low prices thereafter, until May 26, 2000, were
1.50 and .813.

Dividends

     The Company has not paid any Common Stock (or other) dividend during the last two years.

Prior Public Offerings

     The Company has not made a registered or exempt-from-registration public offering of Common Stock for cash during the past three years.

8. THE COMPANY'S EXECUTIVE OFFICERS AND DIRECTORS.


     The following persons are executive officers of the Company, whose principal occupation and employment is in service of the Company, and has been for more than five years. Their addresses are c/o CCA Industries, Inc., 200 Murray Hill Parkway, East Rutherford, NJ 07073:

                    . David Edell
                    . Ira W. Berman
                    . Dunnan Edell
                    . Drew Edell
                    . John Bingman

     (Messrs. David and Dunnan Edell, and Ira W. Berman are also Directors. Mr. Berman is Chairman of the Board.)

     The following presents biographical information for those directors who are not employees of the Company:

     Jack Polak, has been a private investment consultant since April 1982. His business address is 90 Park Avenue, NY, NY.

     Stanley Kreitman, has been Vice Chairman of the Board of Manhattan Associates, an equity - investment firm, since 1994. His business address is c/o Manhattan Associates, 12 East 49th Street NY, NY 10017.

     Sidney Dworkin is a business consultant, and has been for more than five years. His business address is 1550 No. Powerline Road, Pompano, FL 33069.

     Rami G. Abada, is the President and Chief Operating Officer of Jennifer Convertibles, Inc. He has been its Chief Operating Officer since April of 1994. His business address is c/o Jennifer Convertibles, Inc. 419 Cross Ways Park Drive, Woodbury, New York 11797.

     None of the executive officers and/or directors has been convicted in a criminal proceeding during the past five years (or prior thereto), nor party to any administrative or judicial proceeding that resulted in a judgment, decree or final order enjoining any of them from further violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation of federal or state securities laws.

     All of the executive officers and directors of the Company are citizens of the United States of America.

9. INTEREST OF EXECUTIVE OFFICERS AND DIRECTORS; TRANSACTIONS AND
   ARRANGEMENTS CONCERNING THE COMMON STOCK.


     The Company has Common Stock and Class A Common Stock issued and outstanding. The Class A Common Stock, which elects four of seven directors, is not a security subject of the Offer, but Class A Common Stock may be con-verted, at any time, into Common Stock. The following table presents the Common Stock, Class A Common Stock, and Common Stock options (all of which are immediately exercisable) owned by directors and executive officers, and each person known by the Company to own, beneficially, more than 5% of the Common Stock, as at May 26, 2000; and, under the column heading "Percentage Owner-ship," representing the percentage Common Stock ownership of each (a) as if each, and no other, had (i) converted Class A Common Stock owned, if any, to Common Stock and (ii) exercised all Common Stock options, if any; (b) the percentage ownership of the group, assuming Class A conversions and option exercises by all.

                                Number of
     Names                    Shares Owned:

                        Common                          Percentage
                        Stock      Class A     Options   Ownership

David Edell              279,535    484,615    457,500     16.20

Ira W. Berman            234,595    473,615    502,000     16.07

Jack Polak                25,000     47,700          0      1.14

Rami G. Abada               -          -        25,000      0.39

Stanley Kreitman            -          -        25,000      0.39

Dunnan Edell              41,250       -       116,250      1.81

Drew Edell                51,250       -       126,250      1.96

Sidney Dworkin            50,000       -        75,000      1.17

John Bingman                -          -             0         0

Officers and Directors   681,630  1,005,930  1,184,500     31.24
as a group (9 persons)

______________________

     David Edell, Ira Berman and Jack Polak own over 98% of the outstanding shares of Class A Common Stock. Messrs. David Edell, Dunnan Edell and Ira Berman are officers and directors. Messrs. Bingman and Drew Edell are officers. Messrs. Abada, Kreitman, Polak, and Dworkin are directors.

     The Company has been informed that no executive officer, director or affiliate of the Company intends to tender any Common Stock pursuant to the Offer.

     Based upon the Company's records and upon information provided by its executive officers, directors and affiliates (as such term is used in the Securities Exchange Act of 1934), neither the Company nor, to the best of the Company's knowledge, any of the executive officers or directors of the Company, nor any affiliates of any of the foregoing, has effected any transactions in the Common Stock during the 60 day period prior to the date hereof.

     Neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors or executive officers, is a party to any agreement, arrangement or understanding, whether or not legally enforceable, between the Company, any of the Company's executive officers or directors, any person controlling the Company or any officer or director of any corporation ul-timately in control of the Company and any other person with respect to any securities of the Company.

Prior Stock Purchases

     The Company purchased, and placed in treasury, 88,496 shares of Common Stock during the past two years, for per share prices ranging form $1.43 to $1.93, at the average purchase price per quarter of $1.82 (all in September of 1998), and $1.57 (during October - December 1998).

     David Edell and Ira W. Berman, each a director and executive officer of the Company, exercised, respectively, 50,000 options to purchase 50,000 shares of Common Stock at $.50 per share, and 20,000 options to purchase 20,000 shares of Common Stock at $.50 per share, in December of 1997. (The Company's fiscal year end is November 30, and December 1997 purchases were in fiscal 1998.)
They paid therefore, respectively, by giving the Company 11,675 and 4,705 shares of its Common Stock. In November of 1999, Mr. Edell exercised 27,500 options, at $.55 per share, and 32,500 options at $.50 per share to purchase a total of 60,000 shares of Common Stock, and paid therefor by giving the Company 15,000 shares of its Common Stock, plus cash. At the same time, Mr. Berman exercised 40,000 options, at $.50 per share to purchase 40,000 shares of Common Stock, and paid therefore by giving the Company 10,000 shares of its Common Stock.

     There have been no other purchases of Common Stock of the Company by the Company, its officers and/or directors and/or affiliates during the last two years.

     There have not been any transactions involving the Common Stock of the Company that were effected during the past 60 days by the Company, any execu-tive officer or Director, any person controlling the Company, any executive officer or director of any corporation ultimately in control of the Company or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.


10. CERTAIN EFFECTS OF THE OFFER.


     The purchase of Common Stock pursuant to the Offer will have the effect of increasing the proportionate interest in the Company of shareholders who do not tender their Common Stock. If you retain your Common Stock, you will be subject to any increased risks that may result from the reduction in the Company's aggregate assets resulting from payment for the tendered Common Stock. All Common Stock purchased by the Company pursuant to the Offer will be held in treasury pending disposition.


11. SOURCE AND AMOUNT OF FUNDS.


     The total cost to the Company of purchasing the full 2,500,000 shares of Common Stock pursuant to the Offer would be $5,000,000, plus interest. The Company anticipates that interest payments pursuant to the Offer will first be derived from cash on hand, and then from the proceeds from the sale of cash equivalents held by the Company. Whereas the debentures are subordinated, and no sinking fund is required to be established to pay principal, and whereas principal payments will not be due until August 1, 2005, no source of funds for payment of principal can be identified in or by this Offer.


12. ADDITIONAL INFORMATION.


     The Company's Issuer Tender Offer Statement on Schedule TO includes cer-tain additional information relating to the Offer. Such material may be in-spected and copied at prescribed rates at the Commission's public reference facilities at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Jacob K. Javits Federal Building, 26 Federal Plaza, New York, New York 10278; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained by mail at prescribed rates from the Public Reference Branch of the Commission at 450

Fifth Street, N.W., Washington, D.C. 20549. In addition, the Issuer Tender Offer Statement on Schedule TO is available along with other related materials at the Commission's Internet website (http://www.sec.gov).


13. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.


     The following discussion is a general summary of the federal income tax consequences of a sale of Common Stock pursuant to the Offer. Shareholders should consult their own tax advisers regarding the tax consequences of a sale of Common Stock pursuant to the Offer, as well as the effects of state, local and foreign tax laws and any proposed tax law changes.

     The sale of Common Stock pursuant to the offer will be a taxable transaction for federal income tax purposes, either as a "sale or exchange", or under certain circumstances, as a "dividend". Under section 302(b) of the Internal Revenue Code of 1986, as amended (the "Code). A sale of Common Stock pursuant to the Offer generally will be treated as a "sale or exchange" if the receipt of the debenture by the shareholder or by the Depositary on behalf of the shareholder: (a) results in a "complete termination" of the shareholder's interest in the Company, (b) is "substantially disproportionate" with respect to the shareholder, or (c) is not "essentially equivalent to a dividend" with respect to the shareholder. In determining whether any of these tests has been met, Common Stock actually owned, as well as Common Stock considered to be owned by the shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for "sale or exchange" treatment is met, a shareholder will recognize gain or loss equal to the difference between the dollar amount of debentures received by the shareholder and the shareholder's tax basis of the Common Stock tendered. If such Common Stock are held as a capital asset, the gain or loss will be a capital gain or loss. The maximum tax rate applic-able to net capital gains recognized by individuals and other non-corporate taxpayers is (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) 20% for capital assets held for more than one year. The maximum long-term capital gains rate for corporations is 35%.

     If none of the tests set forth in Section 302(b) of the Code is met, amounts received by a shareholder or by the Depositary on behalf of a shareholder, as the case may be, who sells Common Stock pursuant to the Offer will be taxable to the shareholder as a "dividend" to the extent of such shareholder's allocable share of the Company's current or accumulated earnings and profits, and the excess of such amounts received over the portion that is taxable as a dividend would constitute a non-taxable return of capital (to the extent of the shareholder's tax basis in the Common Stock sold pursuant to the offer) and any amounts in excess of the shareholder's tax basis would consti-tute taxable gain. Thus, a shareholder's tax basis in the Common Stock sold will not reduce the amount of the "dividend". Any remaining tax basis in the Common Stock tendered to the Company will be transferred to any remaining Common Stock held by such shareholder. In addition, if a tender of Common stock is treated as a "dividend" to a tendering shareholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering shareholder whose proportionated interest in the earnings and assets of the Company has been increased by such tender. The Company believes, however, that the nature of the repurchase will be such that a tendering shareholder will qualify for "sale or exchange" treatment (as opposed to "dividend" treatment).


14. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS.


     The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by making a public announcement thereof. In the event that the Company so elects to extend the tender period, and the Offer will terminate as of 12:00 Midnight Eastern Standard time on the Expiration Date, as extended. During any such extension, all Common Stock previously tendered and not purchased or withdrawn will remain subject to the Offer. The Company also reserves the right, at any time and from time to time up to and including the Expiration Date, to (a) terminate the Offer and not to purchase or pay for any Common Stock or, subject to applicable law, postpone payment for Common Stock upon the occurrence of any of the condi-tions specified in Section 5, and (b) amend the Offer in any respect by making a public announcement thereof. Such public announcement will be issued no later than 9:00 A.M. Eastern Standard time on the next business day after the pre-viously scheduled Expiration Date and will disclose the approximate number of shares of Common Stock tendered as of that date. Without limiting the manner in which the Company may choose to make a public announcement of extension, termination or amendment, except as provided by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a release to the Dow Jones
News Service.

     If the Company materially changes the terms of the Offer or the informa-tion concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rule 13e-4 promul-gated under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases or decreases the price to be paid for Common Stock, or the Company increases the number of shares of Common Stock being sought by an amount exceeding 2% of the outstanding Common Stock, or the Company decreases the number of shares of Common Stock being sought and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended at least until the expiration of such period of ten business days.

15. MISCELLANEOUS.


     The Offer is not being made to, nor will the Company accept tenders from, owners of Common Stock in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Company is not aware of any jurisdiction in which the making of the Offer or the tender of Common Stock would not be in compliance with the laws of such jurisdiction. However, the Company reserves the right to exclude holders in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. So long as the Company makes a good-faith effort to comply with any state law deemed applicable to the Offer, the Company believes that the exclusion of holders residing in such jurisdiction is permitted under Rule 13e-4(f) (9) promulgated under the Exchange Act. In any jurisdiction the securities or Blue Sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.


May 30, 2000

CCA INDUSTRIES, INC.


By: s/ IRA W. BERMAN
     Ira W. Berman, Secretary

CCA INDUSTRIES, INC.
REGULATION M-A
SECTION 229.1010
FINANCIAL STATEMENTS
Rule 13e-4

Item 1010 (a)   FINANCIAL INFORMATION

                (1) Audited financial statements for the past two fiscal years. - see attached
                (2)    Most recent 10Q - see attached
                (3)    Ratio of earnings to fixed charges:

                         Earnings       Fixed Charges   Ratio     Difficiency
February 29, 2000        ($297,796)       $5,424        -55:1     $303,220
November 30, 1999       $1,370,389           $0          N/A
November 30, 1998       $2,719,080           $0          N/A


                (4)    Book value per share as of February 29, 2000
                        Book Value  Shares Outstanding  Book value per share

February 29, 2000      $14,931,615   $7,246,085          2.06

Item 1010 (b)   PRO FORMA INFORMATION

               (1) Pro Forma Balance Sheet -February 29, 2000 - see attached
               (2)        Pro Forma Statement of Income and
                          Earnings per share -
                            February 29, 2000 and November 30, 1999 - see attached
                          Ratio of earnings to fixed charges:

                        <---------------PRO FORMA------------->
                          Earnings   Fixed Charges     Ratio     Difficiency

February 29, 2000        -$297,796      $80,424         -4:1     $378,220

November 30, 1999       $1,370,389     $300,000          5:1

             (3)
                      Pro Forma Book Value per share as of February 29, 2000
                       <----------------PRO FORMA---------->
                        Book Value     Shares        Book value per share
                                      Outstanding

February 20, 2000       $9,931,615   $4,746,085          $2.09

Item 1010 (c) SUMMARY INFORMATION
             (1) (i)
                        February    November 30, November 30,
                         29,2000        1999         1998
Current Assets         $21,503,062  $18,620,795  $20,543,315
Noncurrent Assets       $2,994,225   $2,874,192   $3,466,621
Total Assets           $24,497,287  $21,494,987  $24,009,936
Current Liabilities     $9,565,672   $6,328,905   $8,410,687
Noncurrent Liabilties           $0           $0           $0
 Total Liabilities      $9,565,672   $6,328,905   $8,410,687
 Shareholders' Equity  $14,931,615  $15,166,082  $15,599,249
 Total Liabilities &   $24,497,287  $21,494,987  $24,009,936
   Shareholders' Equity

            (1) (ii)
Gross Revenues          $8,636,120  $37,211,756  $37,720,974
Gross Profit            $4,869,888  $23,015,886  $23,150,794
Income (Loss) from
  continuing operations
  before extraordinary
  items and cumulative
  effects of
  accounting changs      ($196,047)    $851,583   $1,606,404
 Net Income (Loss)       ($206,122)   ($291,099)  $1,667,974

             (1)(iii)  Summarized financial information for
                       unconsolidated subsidiaries and 50% or less owned persons - NONE

             (2)       Income per common share from
                       continuing operations

                         February    November 30, November 30,
                         29,2000          1999         1998
             Basic         ($0.03)        $0.12        $0.22
             Diluted       ($0.03)        $0.11        $0.21

             (3)       Net income per common share

                         February    November 30, November 30,
                         29,2000          1999         1998
             Basic         ($0.03)      ($0.04)        $0.23
             Diluted       ($0.03)      ($0.04)        $0.21

             (4)       Ratio of earnings to fixed charges:
                         Earnings        Fixed        Ratio   Difficiency
                                        Charges
February 29, 2000       ($297,796)      $5,424         -55:1     $303,220
November 30, 1999      $1,370,389           $0           N/A
November 30, 1998      $2,719,080           $0           N/A
November 30, 1997      $3,278,711       $5,888         557:1
November 30, 1996      $1,965,382      $50,756          39:1
November 30, 1995     ($2,174,521)     $56,003         -39:1   $2,230,524

             (5)        Book value per share as of February 29, 2000

                        Book Value    Shares       Book value per share
                                     Outstanding

February 29, 2000      $14,931,615   $7,246,085        $2.06

             (6)        PRO FORMA

Item 1010 (c)   SUMMARY INFORMATION
             (1) (i)    <-----------PROFORMA----------------->
                         February    November 30, November 30,
                         29,2000        1999         1998
Current Assets         $21,503,062  $18,620,795  $20,543,315
Noncurrent Assets       $2,994,225   $2,874,192   $3,466,621
 Total Assets          $24,497,287  $21,494,987  $24,009,936
Current Liabilities     $9,565,672   $6,328,905   $8,410,687
Noncurrent Liabilties   $5,000,000   $5,000,000   $5,000,000
Total Liabilities      $14,565,672  $11,328,905  $13,410,687
Shareholders' Equity    $9,931,615  $10,166,082  $10,599,249
Total Liabilities &    $24,497,287  $21,494,987  $24,009,936
Shareholders' Equity

             (1) (ii)  <------------PROFORMA---------------->
Gross Revenues          $8,636,120  $37,211,756  $37,720,974
Gross Profit            $4,869,888  $23,015,886  $23,150,794
Income (Loss) from
  continuing operations
    before extraordinary
    items and cumulative
    effects of accounting
    changes              ($244,542)    $665,163   $1,429,170
Net Income (Loss)       ($254,617)   ($477,519)   $1,490,740

             (1)(iii)   Summarized financial information for
                        unconsolidated subsidiaries and 50% or less owned persons - NONE

             (2)        Pro Forma income per common share from
                        continuing operations

                         February    November 30, November 30,
                          29,2000          1999         1998
             Basic         ($0.05)        $0.14        $0.30
             Diluted       ($0.05)        $0.13        $0.26

             (3)       Pro Forma net income per common share

                         February    November 30, November 30,
                         29,2000         1999         1998
             Basic         ($0.05)       ($0.10)       $0.31
             Diluted       ($0.05)       ($0.10)       $0.27

             (4)        Pro Forma ratio of earnings to fixed
                        charges:

                       Earnings        Fixed        Ratio
                                      Charges                 Difficiency
February 29, 2000     ($297,796)      $80,424         -4:1      $378,220
November 30, 1999    $1,370,389      $300,000          5:1
November 30, 1998    $2,719,080      $300,000          9:1
November 30, 1997    $3,278,711      $305,888         11:1
November 30, 1996    $1,965,382      $350,756          6:1
November 30, 1995   ($2,174,521)     $356,003         -6:1      $2,530,524

             (5)        Pro Forma book value per share as of
                        February 29, 2000

                        Book Value    Shares       Book value per share
                                    Outstanding

February                $9,931,615   $4,746,085        $2.09
29,2000

EXHIBIT 12

                                                February    November    November    November    November   November
                                               29,2000      30, 1999    30, 1998    30, 1997    30, 1996   30, 1995
Earnings:
 Pre-tax income for continuing
  operations before minority interests or
  income (loss)from equity investees            ($303,220)  $1,370,389 $2,719,080 $3,272,823  $1,914,626 ($2,230,524)
Fixed Charges                                      $5,424           $0         $0     $5,888     $50,756     $56,003
Amortization of Capitalized Interest                   $0           $0         $0         $0          $0          $0
Distributed income of equity investees                 $0           $0         $0         $0          $0          $0
Share of pre-tax losses of equity
  investees for which charges arising from
  guarantees are included in
  fixed charges                                        $0           $0         $0         $0          $0          $0

                                                ($297,796)  $1,370,389 $2,719,080  $3,278,711 $1,965,382 ($2,174,521)

Less:
  Interest capitalized                                 $0           $0         $0          $0         $0          $0
  Preference security dividend
   requirements of consolidated subsidiaries
   that have not incurred fixed charges                $0           $0         $0          $0         $0          $0
  Minority interest in pre-tax
    income of subs that have not incurred
    fixed charges                                      $0           $0         $0          $0         $0          $0

EARNINGS                                        ($297,796)  $1,370,389 $2,719,080  $3,278,711 $1,965,382 ($2,174,521)


Fixed Charges:
   Interest expensed and capitalized               $5,424           $0         $0      $5,888    $50,756     $56,003
   Amortized premiums, discounts
     and capitalized expenses related
     to indebtedness                                   $0           $0         $0          $0         $0          $0
   Estimate of interest within
     rental expense                                    $0           $0         $0          $0         $0          $0
   Preference security dividend
     requirements of consolidated
     subsidiaries                                      $0           $0         $0          $0         $0          $0


Total Fixed Charges                                $5,424           $0         $0      $5,888    $50,756     $56,003


              CCA INDUSTRIES, INC. AND SUBSIDIARIES


                CONSOLIDATED FINANCIAL STATEMENTS


                    NOVEMBER 30, 1999 AND 1998

                           C O N T E N T S



INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS . . . . . . . . . .1

FINANCIAL STATEMENTS:

 CONSOLIDATED BALANCE SHEETS . . . . . . . . . . . . . . . . . . . . .2-3

 CONSOLIDATED STATEMENTS OF INCOME (LOSS). . . . . . . . . . . . . . . .4

  CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME. . . . . . . . . . . .5

 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY . . . . . . . . . . . .6

 CONSOLIDATED STATEMENTS OF CASH FLOWS . . . . . . . . . . . . . . . .7-8

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS. . . . . . . . . . . . . 9-30

                   INDEPENDENT AUDITORS' REPORT

Board of Directors
CCA Industries, Inc.
East Rutherford, New Jersey

We have audited the consolidated balance sheets of CCA Industries, Inc.
and Subsidiaries as of November 30, 1999 and 1998, and the related consoli-dated statements of income (loss), comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended November 30, 1999. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements and related schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and related schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CCA Industries, Inc. and Subsidiaries as of November 30, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1999, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental schedules listed in the index to Item 14 are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic consolidated financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, present fairly, in all material respects, in relation to the basic consolidated financial statements.




                              SHEFT KAHN & COMPANY LLP
                              CERTIFIED PUBLIC ACCOUNTANTS

February 11, 2000
Jericho, New York

              CCA INDUSTRIES, INC. AND SUBSIDIARIES

                   CONSOLIDATED BALANCE SHEETS

                           A S S E T S
                                                         November 30,
                                                     1999         1998

Current Assets
  Cash and cash equivalents                    $     807,360 $    542,289
  Short-term investments and marketable
    securities (Notes 2 and 6)                     1,490,469    1,633,452
  Accounts receivable, net of allowances of
    $1,183,576 and $1,318,185, respectively
    (Note 7)                                       7,371,532    7,878,000
  Inventories (Notes 2, 3 and 7)                   6,235,270    8,372,292
  Prepaid expenses and sundry receivables            822,816      317,118
  Prepaid income taxes and refunds due               714,835       72,513
  Deferred income taxes (Note 8)                   1,178,513      974,922
  Net assets from discontinued operations            -            752,729

   Total Current Assets                           18,620,795   20,543,315

Property and Equipment, net of accumulated
  depreciation and amortization
   (Notes 2 and 4)                                   739,728      866,663

Intangible Assets, net of accumulated
  amortization (Notes 2 and 5)                       169,756      180,310

Other Assets
  Marketable securities (Notes 2 and 6)            1,809,770    2,172,253
  Due from officers - Non-current (Note 14)           57,918       65,250
  Deferred income taxes (Note 8)                      42,031      127,256
  Other                                               54,989       54,889

   Total Other Assets                              1,964,708    2,419,648

   Total Assets                                  $21,494,987  $24,009,936



See Notes to Consolidated Financial Statements.

               CCA INDUSTRIES, INC. AND SUBSIDIARIES

                   CONSOLIDATED BALANCE SHEETS


               LIABILITIES AND SHAREHOLDERS' EQUITY

                                                       November 30,
                                                   1999          1998
Current Liabilities
  Notes payable (Note 7)                     $  1,400,000   $  1,550,000
  Accounts payable and accrued
   liabilities (Note 10)                        4,928,905      6,259,967
  Income taxes payable (Note 8)                -                 600,720

   Total Current Liabilities                    6,328,905      8,410,687

Commitments and Contingencies
  (Note 12)

Shareholders' Equity
  Common stock, $.01 par; authorized
   15,000,000 shares; issued and
   outstanding 6,321,151 and 6,246,151
   shares, respectively                            63,212         62,462
  Class A common stock, $.01 par; authorized
   5,000,000 shares; issued and outstanding
     and 1,020,930 shares, respectively            10,209         10,209
  Additional paid-in capital                    4,453,478      4,454,228
  Retained earnings                            10,955,203     11,246,302
  Accumulated other comprehensive income
   (Note 6)                                   (   150,854)  (     18,343)
                                               15,331,248     15,754,858
  Less: Treasury Stock (95,996 and
       89,519 shares at November 30,
        1999 and November 30, 1998,
         respectively)                            165,166        155,609

   Total Shareholders' Equity                  15,166,082     15,599,249

   Total Liabilities and Shareholders' Equity $21,494,987    $24,009,936



See Notes to Consolidated Financial Statements.

              CCA INDUSTRIES, INC. AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                                          Years Ended November 30,
                                         1999        1998       1997
Revenues
  Sales of health and beauty
     aid products, net             $36,926,287   $37,402,678 $37,708,922
  Other income                         285,469       318,296     293,953

                                    37,211,756    37,720,974  38,002,875

Costs and Expenses
  Cost of sales                     13,910,401    14,251,884  14,460,364
  Selling, general and
     administrative expenses        12,302,919    11,621,706  11,146,894
  Advertising, cooperative and
      promotions                     8,910,758     8,432,765   8,450,461
  Research and development             581,340       562,708     684,224
  Provision for doubtful accounts      135,949       132,831 (    17,779)
  Interest expense                      -             -            5,888

                                    35,841,367    35,001,894  34,730,052
   Income before Provision
     for Income Taxes                1,370,389     2,719,080   3,272,823

Provision for Income Tax               518,806     1,112,676   1,241,329

   Net Income from
    Continuing Operations              851,583     1,606,404   2,031,494

Discontinued Operations:
  Income (loss) from operations of
   Fragrance Corp. of America
   (net of income taxes (benefit)
       of ($549,205) in 1999 and
   $51,524 in 1998)                 (  841,573)       61,570      -
  (Loss) on abandonment of
   intangibles (net of income
   taxes (benefit) of
   ($183,068) in 1999)              (  301,109)       -           -

(Loss) Income from Discontinued
  Operations                       ( 1,142,682)       61,570      -

   Net (Loss) Income               ($  291,099)  $ 1,667,974 $ 2,031,494

Weighted Average Shares
  Outstanding
   Basic                             7,174,203     7,243,956   7,205,904
   Diluted                           7,660,796     8,075,169   8,108,482

Earnings Per Common Share
  (Note 2):                    Basic  Diluted   Basic Diluted  Basic  Diluted
   Continuing Operations       $ .12   $ .11    $ .22   $ .20  $ .28    $ .25
   Discontinued Operations    ($ .12) ($ .12)   $ .01   $ .01  $ -      $   -
   (Loss) on Abandoned
     Intangibles              ($ .04) ($ .04)   $  -    $ -    $ -      $   -
   Net                        ($ .04) ($ .04)   $ .23   $ .21  $ .28    $ .25

See Notes to Consolidated Financial Statements.

               CCA INDUSTRIES, INC. AND SUBSIDIARIES

         CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                         Years Ended November 30,
                                    1999          1998         1997




Net (Loss) Income             ($     291,099)   $ 1,667,974  $ 2,031,494

Other Comprehensive Income
  Unrealized holding (loss)
  gain on investments         (       132,511)  (    15,606)       3,616

(Benefit) Provision for Taxes (        50,166)  (     6,559)       1,371

Other Comprehensive (Loss)
  Income - Net                (        82,345)  (     9,047)       2,245

Comprehensive (Loss)
  Income                      ($     373,444)    $1,658,927   $2,033,739

Earnings Per Share:
  Basic                                ($.05)          $.23         $.28
  Diluted                              ($.05)          $.20         $.25











See Notes to Consolidated Financial Statements.

                           CCA INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                   FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998 AND 1997


                                                                                     Unrealized
                                                         Additional                Gain (Loss) on
                                        Common Stock      Paid-In      Retained      Marketable       Treasury
                                    Shares      Amount    Capital      Earnings      Securities         Stock

Balance - December 1, 1996         7,167,551    $71,676 $4,455,223   $7,546,834     ($   6,353)     ($    12,500)

Issuance of common stock              46,000        460 (      460)        -              -                 -

Net income for the year               -             -         -       2,031,494           -                 -

Unrealized gain on marketable
 securities                           -             -         -            -             3,616              -

Purchase of 2,500 shares of
 treasury stock                       -             -         -            -              -          (     5,469)

Balance - December 1, 1997         7,213,551     72,136  4,454,763    9,578,328      (   2,737)      (    17,969)

Issuance of common stock              53,530        535 (      535)        -              -                 -

Net income for the year              -              -         -       1,667,974           -                 -

Unrealized (loss) on marketable
 securities                          -              -         -            -         (  15,606)             -

Purchase of 82,019 shares of
 treasury stock                      -              -         -            -              -          (   137,640)

Balance - December 1, 1998         7,267,081     72,671   4,454,228  11,246,302      (  18,343)      (   155,609)

Issuance of common stock              75,000        750  (      750)       -              -                 -

Net (loss) for the year              -             -          -      (  291,099)          -                 -

Unrealized (loss) on marketable
 securities                          -             -          -            -         ( 132,511)             -

Purchase of 6,477 shares of
 treasury stock                      -             -          -            -              -          (     9,557)

Balance - November 30, 1999        7,342,081    $73,421  $4,453,478 $10,955,203      ($150,854)      ($  165,166)

See Notes to Consolidated Financial Statements.

              CCA INDUSTRIES, INC. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED NOVEMBER 30,

                                            1999        1998        1997
Cash Flows from Operating Activities:
  Net (loss) income                   ($   291,099)  $1,667,974  $2,031,494
  Adjustments to reconcile net
    income to net cash provided by
    (used in) operating activities:
   Depreciation and amortization           344,198      342,131     376,381
   Amortization of bond discount             1,884        1,884       1,948
   (Gain) loss on sale of securities  (     10,914)       7,635      -
   (Increase) decrease in deferred
     income taxes                     (    118,366) (   291,878)     71,932
   Loss on abandonment of intangibles      418,612      -             1,009
   Decrease (increase) decrease in
     accounts receivable                   506,468  ( 3,946,727)     86,227
   Decrease (increase) in inventory      2,137,022  ( 3,044,784) (  138,930)
   (Increase) decrease in prepaid
     expenses and sundry receivables  (    505,698) (   141,278)    355,399
   (Increase) in prepaid income taxes
     and refunds due                  (    642,322)     -            -
   (Decrease) increase in accounts
     payable and accrued liabilities   ( 1,331,062)   1,206,302     258,800
   (Decrease) increase in income taxes
     payable                          (    600,720)     514,616     148,150
   (Increase) decrease in miscellaneous
     assets                           (        100)  (    2,277)      1,605
   Decrease in net assets from
     discontinued operations               752,729       -            -

Net Cash Provided by (Used in)
  Operating Activities                     660,632   (3,686,402)  3,194,015

Cash Flows from Investing Activities:
  Acquisition of property and
   equipment                          (    157,047)(    699,349) (  168,520)
  Proceeds from sale of property            -           -            40,960
  Acquisition of intangible assets    (    468,274)(    105,652) (   20,448)
  Purchase of available for sale
   securities                         (  1,744,204)(  2,298,993) (3,269,674)
  Proceeds from sale of available for
   sales securities                      2,126,189    2,268,851   2,657,227
  Proceeds of money due from
   officers                                  7,332        1,500       2,400
  Loan to officers                          -            -       (   40,000)

   Net Cash (Used in) Provided by
     Investing Activities             (    236,004) (   833,643) (  798,055)

Cash Flows from Financing Activities:
  Proceeds from borrowings               4,050,000    1,950,000     -
  Payment on debt                      ( 4,200,000) (   400,000) (  163,500)
  Purchase of treasury stock          (      9,557) (   137,640) (    5,469)
  Proceeds from issuance of stock           -               200     -

   Net Cash (Used in) Provided by
     Financing Activities             (    159,557)   1,412,560  (  168,969)

Net Increase (Decrease) In Cash            265,071  ( 3,107,485)  2,226,991

Cash at Beginning of Year                  542,289    3,649,774   1,422,783

Cash at End of Year                     $  807,360  $   542,289  $3,649,774

See Notes to Consolidated Financial Statements

               CCA INDUSTRIES, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED NOVEMBER 30,



                                            1999       1998         1997

Supplemental Disclosures of Cash
Flow Information:
  Cash paid during the year for:
   Interest                             $  119,664 $     14,589 $     7,025
   Income taxes                          1,152,883    1,013,975   1,052,850























See Notes to Consolidated Financial Statements.

              CCA INDUSTRIES, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

 CCA Industries, Inc. ("CCA") was incorporated in the State of Delaware on March 25, 1983.

 CCA manufactures and distributes health and beauty aid products.

 CCA has several wholly-owned subsidiaries (CCA Cosmetics, Inc., CCA Labs, Inc., Berdell, Inc., Nutra Care Corporation, and CCA Online Industries, Inc.), all of which are currently inactive.

 In March of 1998 CCA acquired 80% of the newly organized Fragrance Corporation of America, Ltd. which manufactures and distributes perfume products. In 1999, the Company adopted a formal plan to discontinue the operations of the subsidiary.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation:

 The consolidated financial statements include the accounts of CCA and its majority-owned subsidiaries (collectively the "Company"). The minority interest in consolidated subsidiaries is reflected in the financial statements. All significant inter-company accounts and transactions have been eliminated.

 Use of Estimates:

 The consolidated financial statements include the use of estimates, which management believes are reasonable. The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

 Short-Term Investments and Marketable Securities:

 Short-term investments and marketable securities consist of corporate and government bonds and equity securities. The Company has classified its investments as Available-for-Sale securities. Accordingly, such investments are reported at fair market value, with the resultant unrealized gains and losses reported as a separate component of shareholders' equity.

 Statements of Cash Flows Disclosure:

 For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of less than three months to be cash equivalents.

 During fiscal 1997,1998 and 1999, two officers/shareholders exercised in the aggregate 60,000, 70,000 and 100,000 options, respectively, in exchange for previously issued common stock of 14,000, 16,470 and 25,000, respectively. The common shares were put into treasury and were subsequently cancelled.

               CCA INDUSTRIES, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

 Inventories:

 Inventories are stated at the lower of cost (first-in, first-out) or market.

 Product returns are recorded in inventory when they are received at the lower of their original cost or market, as appropriate. Obsolete inventory is written off and its value is removed from inventory at the time its obsolescence is determined.

 Property and Equipment and Depreciation and Amortization

 Property and equipment are stated at cost. The Company charges to expense repairs and maintenance items, while major improvements and betterments are capitalized. When the Company sells or otherwise disposes of property and equipment items, the cost and related accumulated depreciation are removed from the respective accounts and any gain or loss is included in earnings.

   Depreciation and amortization are provided on the straight-line method over the following estimated useful lives or lease terms of the assets:

   Machinery and equipment            7-10 Years
   Furniture and fixtures              5-7 Years
   Tools, dies and masters             2-7 Years
   Transportation equipment              7 Years
   Leasehold improvements             7-10 Years or life
                                      of lease, whichever is
                                      shorter
   Intangible Assets:

   Intangible assets are stated at cost. Patents and trademarks are amortized on the straight-line method over a period of 17 years. Goodwill represents the excess of the cost over the fair value of the net assets acquired and is amortized over 60 months.

   Financial Instruments:

   The carrying value of assets and liabilities considered financial instruments approximate their respective fair value.

   Income Taxes:

   Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes.

   Tax Credits:

   Tax credits, when present, are accounted for using the flow-through method as a reduction of income taxes in the years utilized.

              CCA INDUSTRIES, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

   Earnings Per Common Share:

   The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" in 1998. Basic earnings per share is calculated using the average number of shares of common stock outstanding during the year. Diluted earnings per share is computed on the basis of the average number of common shares outstanding plus the effect of outstanding stock options using the "treasury stock method" and convertible debentures using the "if-converted" method. Common stock equivalents consist of stock options.

   Recently Issued Accounting Standards:


   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for the Company in 1999. Implementation of SFAS No. 133 is required for the Company by the first quarter of 2000.

   Revenue Recognition:

   The Company recognizes sales at the time delivery occurs. Although no legal right of return exists between the customer and the Company, it is an industry-wide practice to accept returns from customers. The Company, therefore, records a reserve for returns equal to its gross profit on its historical percentage of returns on its last five months sales.

   Reclassifications

   Certain prior year amounts have been reclassified to conform to the 1999 presentation.

   Advertising Costs:

   The Company's policy for fiscal financial reporting is to charge advertising cost to operations as incurred.

               CCA INDUSTRIES, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 3 - INVENTORIES

   At November 30, 1999 and 1998, inventories consist of the following:

                                       1999          1998

   Raw materials                    $3,509,103    $5,265,248
   Finished goods                    2,726,167     3,107,044
                                    $6,235,270    $8,372,292

   At November 30, 1999 and 1998, the Company had a reserve for obsolete inventory of $1,056,789 and $748,866, respectively.

NOTE 4 - PROPERTY AND EQUIPMENT

   At November 30, 1999 and 1998, property and equipment consisted of the following:
                                       1999                     1998

   Machinery and equipment         $   299,528              $   297,615
   Furniture and equipment             742,547                  721,296
   Transportation equipment             10,918                   10,918
   Tools, dies, and masters          1,914,684                1,819,974
   Leasehold improvements              147,647                  108,474
                                     3,115,324                2,958,277
   Less:  Accumulated depreciation
            and amortization         2,375,596                2,091,614


   Property and Equipment - Net    $   739,728              $   866,663


   Depreciation and amortization expense for the years ended November 30, 1999, 1998 and 1997 amounted to $283,982, $318,715 and $364,536, respectively.

NOTE 5 - INTANGIBLE ASSETS

   Intangible assets consist of the following at November 30, 1999 and 1998:

                                                     1999            1998

   Patents and trademarks                          $241,596        $241,596
   Less: Accumulated amortization                    71,840          61,286
   Intangible Assets - Net                         $169,756        $180,310

   Amortization expense for the years ended November 30, 1999, 1998 and 1997 amounted to $60,216 ($49,662 from discontinued operations), $23,417 ($10,087 from discontinued operations) and $11,845, respectively.

               CCA INDUSTRIES, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6 - SHORT-TERM INVESTMENTS AND MARKETABLE SECURITIES

   Short-term investments and marketable securities, which consist of stock and various corporate and government obligations, are stated at market value. The Company has classified its investments as Available-for-Sale securities and considers as current assets those investments which will mature or are likely to be sold in the next fiscal year. The remaining investments are considered non-current assets. The cost and market values of the investments at November 30, 1999 and 1998 were as follows:

                                        1999                 1998
   Current:                        COST       MARKET     COST      MARKET

   Corporate obligations       $  745,044 $  748,894  $  780,776 $  786,233
   Government obligations
     (including mortgage
       backed securities)         743,777    741,575     841,067    847,219

       Total                    1,488,821  1,490,469   1,621,843  1,633,452

   Non-Current:
   Corporate obligations          536,000    532,891   1,030,044  1,038,450
   Government obli-
     gations                      399,534    390,517     298,600    298,931
   Preferred stock                612,561    571,535     512,561    511,500
   Other equity
     investments                  414,177    314,827     361,000    323,372

       Total                    1,962,272  1,809,770   2,202,205  2,172,253

       Total                   $3,451,093 $3,300,239  $3,824,048 $3,805,705

  The market value at November 30, 1999 was $3,300,239 as compared to $3,805,705 at November 30, 1998. The gross unrealized gains and losses as at November 30, 1999 and 1998 were $7,779 and ($158,633) for 1999 and
  $25,844 and ($44,187) for 1998, respectively. The cost and market values of the investments at November 30, 1999 were as follows:

                             CCA INDUSTRIES, INC. AND SUBSIDIARIES

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 6 -  SHORT-TERM INVESTMENTS AND MARKETABLE SECURITIES (CONTINUED)


        COL. A                                        COL. B      COL. C         COL.D          COL.E
                                                                                            Amount at Which
                                                                                             Each Portfolio
                                                     Number of                   Market     Of Equity Security
                                                  Units-Principal               Value of     Issues and Each
                                                      Amount of                Each Issue    Other Security
 Name of Issuer and            Maturity Interest      Bonds and     Cost of    at Balance   Issue Is Carried in
 Title of Each Issue            Date      Rate        Notes       Each Issue   Sheet Date    Balance Sheet

 CORPORATE OBLIGATIONS:
 GMAC                          2/22/00   5.450       $200,000    $   199,226   $  199,852    $   199,852
 GTE Southwest Deb            12/01/99   5.820%       100,000         99,851      100,000        100,000
 Florida Power & Light         4/01/00   5.375%       200,000        199,850      199,464        199,464
 Virginia Electric & Power     4/01/00   5.875%       250,000        246,117      249,578        249,578
 GMAC Smartnotes              10/15/01   5.950%       536,000        536,000      532,891        532,891

                                                                   1,281,044    1,281,785      1,281,785


                             CCA INDUSTRIES, INC. AND SUBSIDIARIES

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 6 -  SHORT-TERM INVESTMENTS AND MARKETABLE SECURITIES (CONTINUED)



        COL. A                                        COL. B      COL. C         COL.D          COL.E
                                                                                            Amount at Which
                                                                                             Each Portfolio
                                                     Number of                   Market     Of Equity Security
                                                  Units-Principal               Value of     Issues and Each
                                                      Amount of                Each Issue    Other Security
 Name of Issuer and          Maturity Interest       Bonds and   Cost of       at Balance   Issue Is Carried in
 Title of Each Issue          Date      Rate           Notes     Each Issue   Sheet Date    Balance Sheet

 CORPORATE OBLIGATIONS:

GOVERNMENT OBLIGATIONS:

FHLMC 1628-N                12/15/2023   6.500        50,000   $  32,498     $   31,334    $     31,334
FNMA 93-224-D               11/25/2023   6.500       104,000      91,182         85,168          85,168
FNMA 92-2-N                  1/25/2024   6.500        52,000      27,963         28,000          28,000
US Treasury Note              11/30/00   4.625       100,000     100,190         98,781          98,781
US Treasury Note               1/31/01   4.500       250,000     247,891        246,015         246,015
US Treasury Note               9/30/00   5.183       300,000     300,924        296,625         296,625
US Treasury Note               3/16/00   5.183       250,000     243,835        246,195         246,195
US Treasury Bill               12/2/99   4.875       100,000      98,828         99,974          99,974

                                                               1,143,311      1,132,092       1,132,092

                             CCA INDUSTRIES, INC. AND SUBSIDIARIES

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - SHORT-TERM INVESTMENTS AND MARKETABLE SECURITIES (CONTINUED)

     COL. A                                             COL. B     COL. C    COL. D        COL. E
                                                                                       Amount at Which
                                                                                        Each Portfolio
                                                                             Market   Of Equity Security
                                                                            Value of   Issues and Each
                                Next                                         Stock      Other Security
 Name of Issuer and             Call    Dividend      Number of   Cost of  at Balance Issue Is Carried in
 Title of Each Issue            Date     Rate           Shares     Stock   Sheet Date    Balance Sheet

EQUITY:

Preferred Stock:
 First Australia Prime Series I  Auct.    Variable     100,000     $100,000  $ 100,000   $  100,000

 Tennessee Valley Authority
    (QIDS) Qtrly Income Debt
    Secs - Matures 3/31/2045   3/31/00       8.00%      13,600      362,561    339,157      339,157

    Merrill Lynch Trust        9/30/08       7.28%       6,000      150,000    132,378      132,378

Other Equity Investments:

  Dreyfus Premier Limited
    Term High Income CL B                                           136,227    114,877      114,877

  Dreyfus High Yield
     Strategies Fund                                                277,950    199,950      199,950

                                                                  1,026,738    886,362      886,362

                                                                 $3,451,093 $3,300,239   $3,300,239

               CCA INDUSTRIES, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - SHORT-TERM INVESTMENTS AND MARKETABLE SECURITIES (Continued)

  During the years ended November 30, 1999, 1998 and 1997, available-for-sale securities were liquidated and proceeds amounting to $2,129,957, $2,268,851 and $2,657,227 were received, with resultant realized gains (losses) totaling $10,914, 7,635 and ($1,009), respectively. Cost of available-for-sale securities includes unamortized premium or discount.

NOTE 7 - NOTES PAYABLE

  The Company has an available line of credit of $7,000,000. Interest is calculated on the outstanding balance at prime minus 1% or Libor plus 150 basis points. The line of credit is collateralized by all the Company's assets. As of November 30, 1999, the Company was utilizing $1,400,000 of its available line.

NOTE 8 - INCOME TAXES

  CCA and its subsidiaries file a consolidated federal income tax return. No returns have been examined by the Internal Revenue Service.

  At November 30, 1999 and 1998, respectively, the Company has temporary differences arising from the following:

                                              November 30, 1999
                                                              Classified As
                                              Deferred      Short-     Long-
       Type                      Amount          Tax         Term      Term
                                                             Asset (Liability)

  Depreciation                $   105,625   $    42,031   $   -      $42,031
  Reserve for bad debts           327,920       128,802    128,802      -
  Reserve for returns             855,846       333,481    333,481      -
  Reserve for obsolete
    inventory                     972,537       387,001    387,001      -
  Section 263A costs              252,609       100,405    100,405      -
  Deferred tax benefit
    from discontinued
    operations                  1,167,883       105,109    105,109      -
  Charitable contributions        310,895       123,715    123,715      -

  Net deferred income
    tax                                      $1,220,544 $1,178,513    $42,031

              CCA INDUSTRIES, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 8 -  INCOME TAXES (Continued)

                                               November 30, 1998

                                                              Classified As
                                              Deferred      Short-     Long-
       Type                      Amount          Tax         Term      Term
                                                             Asset (Liability)

  Depreciation               $   318,619    $   127,256    $  -       $127,256
  Reserve for bad debts          273,982        109,429     109,429       -
  Reserve for returns          1,044,203        417,054     417,054       -
  Reserve for obsolete
    inventory                    836,805        334,220     334,220       -
  Section 263A costs             285,977        114,219     114,219       -

  Net deferred income
    tax                                      $1,102,178    $974,922   $127,256


   Income tax expense (benefit) is made up of the following components:

                                            November 30, 1999
                                                    State &
                                      Federal       Local         Total

   Current tax expense                $605,755      $181,809    $787,564
   Deferred tax expense             (  237,345)    (  31,413)  ( 268,758)
                                      $368,410      $150,396    $518,806

               CCA INDUSTRIES, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 8 - INCOME TAXES (Continued)

                                       November 30, 1998
                                            State &
                                 Federal     Local         Total

   Current tax expense        $1,100,101    $333,183    $1,433,284
   Tax credits                 (  28,730)      -        (   28,730)
   Deferred tax expense        ( 228,328)   ( 63,550)   (  291,878)

                              $  843,043    $269,633    $1,112,676

                                        November 30, 1997
                                             State &
                                 Federal      Local        Total

   Current tax expense          $967,319    $244,553    $1,211,872
   Tax credits                 (  42,475)       -      (    42,475)
   Deferred tax benefit           56,827      15,105        71,932

                                $981,671    $259,658    $1,241,329

        Income taxes payable are made up of the following components:

                                             State &
                                 Federal      Local        Total

   November 30, 1999            $     -     $   -        $     -

   November 30, 1998            $532,272    $68,448      $600,720

                           CCA INDUSTRIES, INC. AND SUBSIDIARIES

                         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 8 - INCOME TAXES (Continued)


 A reconciliation of income tax expense computed at the statutory rate to income tax expense at the effective rate for each of the three years ended November 30, 1999 is as follows:

                                          1999                   1998                   1997
                                              Percent                  Percent               Percent
                                             Of Pretax               of Pretax             of Pretax
                                    Amount    Income        Amount     Income     Amount     Income
 Income tax expense at
   statutory rate                  $465,932    34.00%    $   924,487    34.00%   $1,112,760   34.00%
 Increases (decreases) in taxes
   resulting from:
    State income taxes, net of federal
     income tax benefit              79,461     5.80         165,995     6.11       155,378    4.75
    Non-deductible expenses and
     other adjustments             ( 26,587)  ( 1.94 )        50,924     1.87        15,666     .48
    Utilization of tax credits         -         -       (    28,730)   (1.06 )  (   42,475) ( 1.30 )

 Income tax expense at
   effective rate                  $518,806    37.86%     $1,112,676    40.92%   $1,241,329   37.93%


              CCA INDUSTRIES, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -  STOCK OPTIONS

  On November 15, 1984, the Company authorized the granting of incentive stock options as well as non-qualified options. The plan was amended in 1986 and again in 1994. The following summarizes the stock options outstanding under these plans as of November 30, 1999:

                               Number        Per Share
                                 Of           Option
         Date Granted          Shares          Price     Expiration

   December 1987               17,000           .50         2002
   January 1988               342,500           .55         2002
   January 1990               200,000           .63         2000
   June 1995                   50,000          4.50         2000
   August 1997                375,000         *1.50         2007
   March 1999**               200,000           .75         2004
                            1,184,500

   *These stock options were repriced from $2.50 on November 3, 1998.

   **These options were originally scheduled to expire March 1999 but were extended for an additional five years.

   The following summarizes the activity of shares under option for the two years ended November 30, 1999:

                                       Number        Per Share
                                        Of             Option
                                      Shares           Price       Value
   Balance - November 30,
      1997                             1,529,500   $.50 - $4.50   $1,908,250
     Granted                              -             -              -
     Repriced                             -             -        (   375,000)
     Exercised                       (    70,000)           .50  (    35,000)
     Expired                         (    75,000)           .50  (    37,500)
     Cancelled                       (   100,000)          1.50  (   150,000)
   Balance - November 30,
     1998                              1,284,500    .50 -  4.50    1,310,750
     Granted                             -              -              -
     Repriced                            -              -              -
     Exercised                       (   100,000)   .50 -  4.50  (    51,375)
     Expired                             -              -              -
     Cancelled                           -              -              -
   Balance - November 30,
     1999                              1,184,500   $.50 - $4.50   $1,259,375

   In 1998 and 1999, two shareholders/officers exercised 70,000 and 100,000 stock options to purchase an equal number of shares of stock, respectively. The exercise of the options were paid for by the return of 16,470 and 25,000 shares of the Company's stock, respectively.

                             CCA INDUSTRIES, INC. AND SUBSIDIARIES

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - STOCK OPTIONS (Continued)

   Pro Forma Disclosure

   The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards
   No. 123, "Accounting for Stock Based Compensation", issued in October 1995.  Accordingly, compensation cost has been recorded based on the intrinsic value of the option only.  The Company recognized no compensation cost in 1999 and 1998, respectively, for stock-based employee compensation awards.  The pro forma compensation cost for stock-based employee compensation awards was $1 million, $1.2 million, and $1.2 million in 1999, 1998 and 1997, respectively.  If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS
   No. 123, net income and earnings per share would have been changed to the pro forma amounts indicated
   in the table below:

                                  1999                      1998                      1997
                        As Reported   Pro Forma    As Reported  Pro Forma    As Reported   Pro Forma
   Net income           ($291,099)  ($1,332,650)   $1,660,375    $471,352     $2,031,494    $832,424

   Diluted earnings
     per share              ($.04)        ($.19)         $.21        $.06           $.25        $.10

   The above pro forma amounts, for purposes of SFAS No. 123, reflect the portion of the estimated fair value of awards earned in 1998 and 1997.  For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period (for stock options).  The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years.  Because SFAS 123 is applicable only to options granted subsequent to August 31, 1995, the effect will not be fully reflected until 2000.

                CCA INDUSTRIES, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - STOCK OPTIONS

   The Company used the Black-Scholes model to value stock options for pro forma presentation. The assumptions used to estimate the value of the options included in the pro forma amounts and the weighted average estimated fair value of options granted are as follows:

                                                 Stock Option Plan Shares
                                         1999             1998           1997

   Average expected life (years)           3.78            4.64          5.40
   Expected volatility                   216.51%         214.39%       213.78%

   Risk-free interest rate
     (zero coupon U.S. Treasury
     note)                                  5.6%           5.6%           6.2%

   Weighted average fair value
     at grant - Exercise price
     equal to market price                $1.20          $1.29          $2.19


   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions, including the expected stock price volatility and option life. Because the Company's stock options granted to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, existing models do not necessarily provide a reliable measure of the fair value of its stock options granted to employees. For purposes of this model, no dividends have been assumed.

                CCA INDUSTRIES, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 - ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

   The following items which exceeded 5% of total current liabilities are included in accounts payable and accrued liabilities as of:

                                                  November 30,
                                           1999                  1998
                                                  (In Thousands)

   Media advertising                     $   560              $    820
   Coop advertising                            *                   494
   Accrued returns                           630                 1,107
                                          $1,190                $2,421

   All other liabilities were for trade payables or individually did not exceed 5% of total current liabilities.

   * under 5%

NOTE 11 - OTHER INCOME

   Other income was comprised of the following:

                                                       November 30,
                                         1999           1998             1997

   Interest income                     $213,335       $286,805        $272,677
   Dividend income                       50,657         16,963          15,131
   Realized gain on sale of
     available-for-sale securities       11,211          7,635           5,692
   Realized (loss) on sale of
     available-for-sale
     securities                       (     297)           -               -
   Realized (loss) on
      disposal of assets                -                  -         (   6,701)
   Miscellaneous                          10,563         6,893           7,154

                                        $285,469      $318,296        $293,953

               CCA INDUSTRIES, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - COMMITMENTS AND CONTINGENCIES

   Leases

   The Company leases approximately 62,500 square feet of office and warehouse space at an annual rental of $259,284. This lease on the Company's premises expires March 31, 2001, but has a renewal option for an additional five years. The Company leases an additional 45,000 square feet of warehouse space in Paterson, NJ on a net lease basis at a rental of $13,088 per month. This lease expires on May 31, 2000.

   The Company has entered into various operating leases with expiration dates ranging through December 2001.

   Rent expense for the years ended November 30, 1999, 1998 and 1997 was $449,051, $588,083 and $458,706, respectively.

   Future commitments under noncancellable operating lease agreements for each of the next five (5) years and in the aggregate are as follows:

   Year Ending
   November 30,

       2000                                                   $382,261
       2001                                                    111,508
       2002                                                    -
       2003                                                    -
       2004                                                    -
          Total                                               $493,769

   Royalty Agreements

   On March 3, 1986, the Company entered into a License Agreement (the "Agreement") with Alleghany Pharmacal Corporation ("Alleghany") under the terms of which the Company was granted the exclusive right to use the licensed products and trademarks for the manufacture and distribution of the products subject to the license. Under the terms of the Agreement, on July 5, 1986, the Company paid to Alleghany a non-refundable advance payment of $1,015,000. The license runs for an indeterminate period. An additional $525,000 non-refundable advance payment was paid to Alleghany on July 5, 1987.

               CCA INDUSTRIES, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - COMMITMENTS AND CONTINGENCIES (Continued)

   From the period March 3, 1986 to June 3, 1986, the Company was required to pay a 7% royalty on all net sales. Thereafter, it is required to pay a 6% royalty on net sales but no less than $360,000 per annum to maintain its license. After the sum of $9,000,000 in royalties has been paid to Alleghany, the royalty is reduced to 1% of net sales. The Company has expanded the lines licensed from Alleghany and pays only 1% royalty on various new products created by the Company. As of November 30, 1999, $6,824,511 of royalties have been paid or accrued and only
   $2,175,489   still remains until the $9,000,000 level is reached.

   In March 1998, the Company entered into a License Agreement with Shiara Holdings, Inc., pursuant to which the Company acquired exclusive license to use the trademark names used by Fragrance Corporation of America, Ltd. The Shiara-Holdings, Inc. license requires the Company to pay royalties of 5% per annum on net sales of all products sold under the "Cherry Vanilla", "Mandarin Vanilla", and "Cloud Dance" trademarks until royalties totaling $2,000,000 are paid, and royalties of one-half of 1% thereafter. (No royalties are payable in respect of sales of products under these Shiara license trademarks: "Vision", Sunset Cafe", and "Amber Musk".) A minimum of $100,000 is required to be paid for the period from commencement (April 1998) through June 1999, and a minimum of $150,000 for each subsequent twelve-month period, in order to retain the exclusive license-rights.

   "Cloud Dance" accounted for approximately one-half of the sales revenues from products subject to the Shiara license, and Fragrance Corporation of America, Ltd. operations. Total sales of Fragrance Corporation of America, Ltd. products accounted for approximately 9% of the Company's sales.

   In May of 1998, the Company entered into a License Agreement with Solar Sense, Inc. for the marketing of sun care products under trademark names. The Company's License Agreement with Solar Sense, Inc. is for the exclusive use of the trademark names "Solar Sense" and "Kids Sense", in connection with the commercial exploitation of sun care products that the Company only recently commenced marketing. The Company will pay a 5% royalty. If minimum royalties of $100,000 do not result, the license may be terminated unless the Company chooses to pay the "difference" between realized royalties and $100,000.

   All of the products sold under licensed names, including Fragrance Corporation of America, Ltd.'s perfumes, and all of the Company's "wholly-owned" products, are sold to major drug and food chains, mass merchandisers, and wholesale beauty-aids distributors throughout the United States and Canada.

   The Company's total net sales revenue for the years ended November 30, 1999 and 1998 were approximately $37 million each. Foreign sales accounted for approximately 5% of sales in each year.

               CCA INDUSTRIES, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 12 - COMMITMENTS AND CONTINGENCIES (Continued)

   The Company has entered into various other License Agreements, none of which materially affect the Company's sales, financial results, financial condition, or should materially affect its future results of operations.

   Employment Contracts

   During fiscal 1994, the Board of Directors approved 10-year employment contracts for two officers/shareholders. Pursuant thereto, each was provided a base salary of $300,000 in fiscal 1994, with a year-to-year CPI or 6% increment, and each is paid 2 1/2% of the Company's pre-tax income, less depreciation and amortization, plus 20% of the base salary,
   as bonus.   During 1998 the contracts were amended, commencing in fiscal
   1999, to limit the amount of advertising expense charged against pre-tax income for purposes of the 2 1/2% calculation to $8,000,000.

   Collective Bargaining Agreement

   On December 1, 1998, the Company signed a collective bargaining agreement with Local 734, L.I.U. of N.A., AFL-CIO. Other than standard wage, holiday, vacation and sick day provisions, the agreement calls for CCA to provide certain medical and dental benefits and to contribute to the Local 734 Educational Fund $.01 per hour for each hour the employees are paid. The agreement expires on November 30, 2001.

   Litigation

   There are various matters in litigation that arose out of the normal operations of the Company which, in the opinion of management, will not have a material adverse effect on the financial condition of the Company.

NOTE 13 - PENSION PLANS

   The Company has adopted a 401(K) Profit Sharing Plan that covers most of their non-union employees with over one year of service and attained Age 21. Employees may make salary reduction contributions up to twenty-five percent of compensation not to exceed $10,000 and may make additional discretionary contributions. The Plan provides for partial vesting after two years and full vesting after six years of service for all earnings and losses. The Company is not obligated to, nor has it matched any of the employees' contributions.

NOTE 14 - RELATED PARTY TRANSACTIONS

   The Company has retained the law firm of Berman & Murray as its general counsel. Ira W. Berman, a former member of the firm, is the Secretary, Chairman of the Board and a principal shareholder of the Company.

   The Company has outstanding loans of $23,438 and $34,483 from its Vice President in charge of Sales and Vice President in charge of Manufacturing, respectively; which were made to aid them in obtaining a first mortgage on their homes. The loans are secured by a second mortgage and carry an interest rate at 1% over prime. Interest is payable semi-annually. Both Vice Presidents are the sons of Mr. David Edell, the President of the Company.

               CCA INDUSTRIES, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 15 - CONCENTRATION OF RISK

   During the years ended November 30, 1999, 1998 and 1997, certain customers each accounted for more than 5% of the Company's net sales, as follows:

   Customer                 1999                  1998                1997

       A                     27%                   29%                 24%
       B                     11                     9                  12
       C                      8                     7                   6
       D                      6                     6                   7
       E                      5                     5                   7
       F                      5                     7                   6
       G                      5                     5                   *

   Foreign Sales           4.50%                 5.00%               5.34%

   * Under 5%

   The loss of any one of these customers could have a material adverse affect on the Company's earnings and financial position.

   During the years November 30, 1999, 1998 and 1997, certain products accounted for more than 10% of the Company's net sales as follows:

   Product                 1999                  1998                1997

   Plus+White               38%                   24%                 32%
   Sudden Change            21                    19                  21
   Hair-Off                 11                    10                   *
   NutraNail                11                     *                   *

   * under 10%

   The Company maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. In addition, the Company maintains accounts with several brokerage firms. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation.

                             CCA INDUSTRIES, INC. AND SUBSIDIARIES

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - EARNINGS PER SHARE

   Basic earnings per share is calculated using the average number of common shares outstanding.  Diluted earnings per share is computed on the basis of the average number of common shares outstanding plus the effect of outstanding stock options using the "treasury stock method".
                                                       Year Ended November 30,

                                                 1999          1998           1997

   Net (loss) income available for common
     shareholders, basic and diluted         ($291,099)     $1,660,375     $2,031,494


   Weighted average common stock
     outstanding- Basic                      7,174,203      7,243,956       7,205,904

   Net effect of dilutive stock options        486,593        831,213         902,578

   Weighted average common stock and
     common stock equivalents - Diluted      7,660,796      8,075,169       8,108,482

   Basic earnings per share                      ($.04)      $    .23      $      .28

   Diluted earnings per share                    ($.04)      $    .21      $      .25

               CCA INDUSTRIES, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - DISCONTINUED OPERATIONS

   On March 19, 1998, the Company formed a majority-owned subsidiary, Fragrance Corporation of America, Ltd. (FCA). FCA is primarily engaged in the manufacture and distribution of perfume products. The results of operations of FCA is included in the accompanying financial statements since the date of inception.

   CCA advanced FCA approximately $3,000,000 during fiscal 1998 for working capital and the initial purchase of the existing inventory of Shiara, Inc. in the amount of $1,141,711. In conjunction with the purchase of inventory, FCA entered into a license agreement with Shiara Holdings, Inc. for the right to sell the products acquired. Former accounts of Shiara have attempted to offset obligations due to FCA as a result of Shiara's obligations which FCA did not assume. FCA is attempting to collect these off-sets. An agreement was entered into in February 1999 between Shiara Holdings, Inc. and FCA whereby all royalties due as of February 1, 1999 were deemed off-set by these contingent holdbacks.

   Net sales of perfume products were approximately $3,700,000 during fiscal 1998, but decreased to $2,100,000 in fiscal 1999. In February of 1999, employment agreements with FCA's minority shareholders (included in the 1998 Shareholders Agreement) were replaced by short-term consulting agreements, which were terminated in October of 1999. Contemporaneously, the Company formalized a plan to discontinue the operations of FCA, terminated all FCA employees, closed its Chicago facility, abandoned the majority of its inventory, and discontinued the marketing of all of its products except "Cherry Vanilla" and "Cloud
   Dance." (See "License Agreement-Shiara")   The marketing of those
   perfumes has been assumed by CCA.

   In 1999, the Company credited FCA with the tax benefit to be received from the loss incurred by it. This resulted in reducing the intercompany advances from approximately $3 million to approximately $2.15 million. Since the net realizable value of FCA's assets at November 30, 1999 was estimated to be approximately $1 million, a resultant loss from the discontinued operations of approximately $1.15 million is reflected accordingly in the statement of income. (See
   Item 7, Management's Discussion And Analysis of Financial Condition And Results of Operations, and the Financial Statements and Notes included in Item 14.)

   The 1998 balance sheet has been reclassified to reflect the "net assets from discontinued operations".

                                                         SCHEDULE II

              CCA INDUSTRIES, INC. AND SUBSIDIARIES

                        VALUATION ACCOUNTS

           YEARS ENDED NOVEMBER 30, 1999, 1998 AND 1997



   COL. A                         COL. B      COL. C     COL. D        COL. E


                                             Additions
                                Balance at   Charged To                Balance
                                Beginning    Costs and                 At End
  Description                    Of Year     Expenses   Deductions    Of Year

Year ended November 30, 1999:
Allowance for doubtful accounts$  273,982   $  135,949  $   82,012  $   327,919

Reserve for returns            $1,044,203   $4,866,293  $5,054,839  $   855,657

Reserve for inventory
  obsolescence                 $  836,805   $  380,454  $  160,470  $ 1,056,789

Year ended November 30, 1998:
Allowance for doubtful accounts$  120,131   $  201,630  $   47,779  $   273,982

Reserve for returns            $  544,194   $3,455,118  $2,955,109  $ 1,044,203

Reserve for inventory
  obsolescence                 $  860,417   $   61,113  $  172,664  $   748,866

Year ended November 30, 1997:
Allowance for doubtful accounts$  143,647  ($   17,779) $    5,739  $   120,131

Reserve for returns            $  922,902   $3,465,866  $3,844,574  $   544,194

Reserve for inventory
 obsolescence                  $  679,675   $  486,742  $  300,000  $   860,417

                             FORM 10-Q

                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

            QUARTERLY REPORT UNDER SECTION 13 OR 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934

For Quarter Ended February 29, 2000

Commission File Number 2-85538

                        CCA INDUSTRIES, INC.
      (Exact Name of Registrant as Specified in its Charter)


  Delaware                              04-2795439
(State or other jurisdiction of         I.R.S. Employer
Incorporation or organization)          Identification Number)


200 Murray Hill Parkway
East Rutherford, NJ                      07073
(Address of principal executive offices) (Zip Code)


                              (201) 330-1400

        Registrant's telephone number, including area code

                               Not applicable

  Former name, former address and former fiscal year, if changed since last report.

     Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was re-

quired to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  Yes   X       No

               APPLICABLE ONLY TO CORPORATE ISSUERS

     Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practical date.

  Common Stock, $.01 Par Value - $6,225,155 shares of as February
29, 2000

  Class A Common Stock, $.01 Par Value - $1,020,930 shares as of
                         February 29, 2000

              CCA INDUSTRIES, INC. AND SUBSIDIARIES








                               INDEX

                                                   Page
                                                  Number

PART I FINANCIAL INFORMATION:

  Consolidated Balance Sheets as of
    February 29, 2000 and November 30, 1999            1-2

  Consolidated Statements of Operations
    for the three months ended February 29, 2000
    and February 28, 1999                               3

  Consolidated Statements of Comprehensive Income
    for the three months ended February 29, 2000
    and February 28, 1999                               4

  Consolidated Statements of Cash Flows for
    the three months ended February 29, 2000
    and February 28, 1999                               5

  Notes to Consolidated Financial Statements          6-14

  Management Discussion and Analysis of
    Results of Operations and Financial
    Condition                                        15-16

PART II OTHER INFORMATION                            17-18

SIGNATURES                                              19

               CCA INDUSTRIES, INC. AND SUBSIDIARIES

                    CONSOLIDATED BALANCE SHEETS


                            A S S E T S

                                               February 29,  November 30,
                                                  2000           1999


Current Assets
 Cash and cash equivalents                     $     296,022  $   807,360
 Short-term investments and marketable
   securities (Notes 3 and 10)                     1,439,498    1,490,469
 Accounts receivable, net of allowances of
    $930,596 and $1,183,576, respectively          9,460,869    7,371,532
 Inventories                                       6,201,272    6,235,270
 Prepaid expenses and sundry receivables             417,374      822,816
   Deferred income taxes                           1,197,797    1,178,513
 Prepaid income taxes and refunds due                805,420      714,835
 Deferred advertising                              1,684,810                               -

   Total Current Assets                           21,503,062   18,620,795

Property and Equipment, net of accumulated
  depreciation and amortization                      839,375      739,728

Intangible Assets, net of accumulated
 amortization of $75,090 at February 29,
   2000 and $71,840 at November 30, 1999             166,506      169,756

Other Assets
 Marketable securities                             1,826,522    1,809,770
 Due from officers - Non-current                      48,302       57,918
 Deferred income taxes                                58,531       42,031
 Other                                                54,989       54,989

   Total Other Assets                              1,988,344    1,964,708

   Total Assets                                  $24,497,287  $21,494,987

See Notes Consolidated to Financial Statements.

               CCA INDUSTRIES, INC. AND SUBSIDIARIES

                    CONSOLIDATED BALANCE SHEETS


               LIABILITIES AND SHAREHOLDERS' EQUITY


                                                 February 29,   November 30,
                                                    2000           1999
Current Liabilities
 Notes payable - Current portion                 $ 1,600,000  $ 1,400,000
  Accounts payable and accrued liabilities         7,965,672    4,928,905

   Total Current Liabilities                       9,565,672    6,328,905

Shareholders' Equity
 Common stock, $.01 par; authorized
   15,000,000 shares; issued and
   outstanding 6,321,151 and 6,321,151
   shares, respectively                               63,212       63,212
 Class A common stock, $.01 par; authorized
   5,000,000 shares; issued and outstanding
   1,020,930 and 1,020,930 shares,
     respectively                                     10,209       10,209
 Additional paid-in capital                        4,453,478    4,453,478
 Retained earnings                                10,749,081   10,955,203
 Accumulated other comprehensive income          (   179,199) (   150,854)
                                                  15,096,781   15,331,248
   Less: Treasury Stock (95,996 and 95,996
           shares at February 29, 2000 and
           November 30, 1999, respectively)          165,166      165,166

   Total Shareholders' Equity                     14,931,615   15,166,082

   Total Liabilities and Shareholders'
     Equity                                      $24,497,287  $21,494,987





See Notes to Consolidated Financial Statements.



                                -2-
                CCA INDUSTRIES, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF OPERATIONS

                            (UNAUDITED)

                                              Three Months  Three Months
                                                   Ended       Ended
                                               February 29,  February 28,
                                                    2000         1999
                                                             (Restated)
Net sales of health and beauty products          $8,573,919   $ 8,657,183
Other income                                         62,201        40,978

                                                  8,636,120     8,698,161

Costs and Expenses
  Costs of sales                                  3,704,031     3,539,119
  Selling, general and administrative
    expenses                                      3,201,487     2,919,575
  Advertising, cooperative and promotions         1,836,251     2,020,117
  Research and development                          125,020       129,766
  Provision for doubtful accounts                    67,127        43,708
  Interest expense                                    5,424            -

                                                  8,939,340     8,652,285

  Income (Loss) before Income Taxes            (    303,220)       45,876

Provision (Benefit) for Income Taxes           (    107,173)       35,947

    Net Income (Loss) Before From
      Discontinued Operations                  (    196,047)        9,929

Income (Loss) from Discontinued
  Operations                                   (     10,075)       61,732

  Net Income (Loss)                            ($   206,122)  $    71,661

Earnings per Share:
  Basic                                               ($.03)        $.01
  Diluted                                             ($.03)        $.01










See Notes to Consolidated Financial Statements.

               CCA INDUSTRIES, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                            (UNAUDITED)


                                          Three Months   Three Months
                                            Ended           Ended
                                          February 29,    February 28,
                                            2000            1999
                                                          (Restated)
Net Income (Loss)                           ($206,122)       $71,661

Other Comprehensive Income
  Unrealized holding gains (loss)
  on investments                          (    44,845)     (  13,580)

Provision (Benefit) for Taxes             (    16,500)    (    5,500)

Other Comprehensive Income - Net          (    28,345)    (    8,080)

Comprehensive Income (Loss)                 ($234,467)       $63,581


Earnings Per Share:
  Basic                                         ($.03)          $.01
  Diluted                                       ($.03)          $.01



See Notes to Consolidated Financial Statements.

               CCA INDUSTRIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENT OF CASH FLOWS

                            (UNAUDITED)


                                                 Three Months  Three Months
                                                    Ended         Ended
                                                 February 29,  February 28,
                                                   2000            1999
                                                                 (Restated)
Cash Flows from Operating Activities:
  Net income                                    ($   206,122)  $    71,661
  Adjustments to reconcile net income
   to net cash (used in) provided by
    operating activities:
     Depreciation and amortization                    99,464        97,959
     Amortization of bond premium                    -                 471
     (Loss) gain on sale of securities          (        923)        6,043
  Decrease (increase) in deferred income
   taxes                                        (     35,784)       32,347
  (Increase) in accounts receivable             (  2,089,337)      330,653
  Decrease (increase) in inventory                    33,998   ( 1,133,147)
  (Increase) in prepaid expenses                     415,058   (       943)
  (Increase) in deferred advertising            (  1,684,810)  (   437,146)
  Increase in accounts payable                     3,036,767       209,763
  (Increase) decrease in prepaid income
     taxes                                      (     90,585)  (   702,636)

   Net Cash (Used in) Provided by
     Operating Activities                       (    522,274)  ( 1,524,975)

Cash Flows from Investing Activities:
  Acquisition of property, plant and
    equipment                                   (    195,861)  (    35,816)
  Acquisitions of intangible assets                  -         (   175,000)
  Purchase of short-term investments            (    408,529)  (   110,841)
  Proceeds from sale and maturity of
   investments                                       415,326       451,500

   Net Cash (Used in) Provided by
     Investing Activities                       (    189,064)      129,843

Cash Flows from Financing Activities:
  Proceeds from borrowings                           200,000     1,150,000
  Purchase of treasury stock                         -         (     9,557)

   Net Cash Provided by (Used in)
     Financing Activities                            200,000     1,140,443

Net (Decrease) in Cash                          (    511,338)  (   254,689)

Cash and Cash Equivalents at Beginning
  of Period                                          807,360       542,289

Cash and Cash Equivalents at End
  of Period                                      $   296,022    $  287,600

Supplemental Disclosures of Cash Flow
  Information:
   Cash paid during the period for:
     Interest                                    $    16,663   $    30,963
     Income taxes                                        600       660,804













See Notes to Consolidated Financial Statements.

                CCA INDUSTRIES, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            (UNAUDITED)


NOTE 1 - BASIS OF PRESENTATION

 The accompanying unaudited condensed consolidated finan cial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form
 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes re quired by generally accepted accounting principles for complete financial statements. In the opinion of manage ment, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended February 29, 2000 are not necessarily indicative of the results that may be expected for the year ended November 30, 2000. For further information, refer to the consolidated financial statements and foot notes thereto included in the Company's annual report on Form 10-K for the year ended November 30, 1999.

NOTE 2 - ORGANIZATION AND DESCRIPTION OF BUSINESS

 CCA Industries, Inc. ("CCA") was incorporated in the State of Delaware on March 25, 1983.

 CCA manufactures and distributes health and beauty aid products.

 CCA has several wholly-owned subsidiaries (CCA Cosmetics, Inc., CCA Labs, Inc., Berdell, Inc., and Nutra Care Corpora
 tion), all of which are currently inactive.

 In March of 1998 CCA acquired 80% of the newly organized
 Fragrance Corporation of America, Ltd. which manufactures and distributes perfume products. In 1999, the Company adopted a formal plan to discontinue the operations of the subsidiary. The 1999 financial statements have been restated to give effect for discontinued operations.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation:

 The consolidated financial statements include the accounts of CCA and its wholly-owned subsidiaries (collectively the "Company"). All significant inter-company accounts and transactions have been eliminated.

               CCA INDUSTRIES, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            (UNAUDITED)


NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

 Use of Estimates:

 The consolidated financial statements include the use of estimates, which management believes are reasonable. The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

 Short-Term Investments and Marketable Securities:

 Short-term investments and marketable securities consist of corporate and government bonds and equity securities. The Company has classified its investments as Available-for-Sale securities. Accordingly, such investments are reported at fair market value, with the resultant unrealized gains and losses reported as a separate component of shareholders' equity.

 Statements of Cash Flows Disclosure:

 For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of less than three months to be cash equivalents.

 During fiscal 1999, two officers/shareholders exercised in the aggregate 100,000 options in exchange for 25,000 shares previously issued common stock. The common shares were put into treasury and were subsequently cancelled.

 Inventories:

 Inventories are stated at the lower of cost (first-in, first-out) or market.

 Product returns are recorded in inventory when they are received at the lower of their original cost or market, as appropriate. Obsolete inventory is written off and its value is removed from inventory at the time its obsolescence is determined.

               CCA INDUSTRIES, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            (UNAUDITED)

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

 Property and Equipment and Depreciation and Amortization

 Property and equipment are stated at cost. The Company charges to expense repairs and maintenance items, while major improvements and betterments are capitalized. When the Company sells or otherwise disposes of property and equipment items, the cost and related accumulated deprecia tion are removed from the respective accounts and any gain or loss is included in earnings.

 Depreciation and amortization are provided on the straight-line method over the following estimated useful lives or lease terms of the assets:

   Machinery and equipment         7-10 Years
   Furniture and fixtures          5-7  Years
   Tools, dies and masters         2-7  Years
   Transportation equipment        7  Years
   Leasehold improvements          7-10 Years or life
    of lease, whichever is
    shorter

   Intangible Assets:

   Intangible assets are stated at cost. Patents and trade marks are amortized on the straight-line method over a period of 17 years. Goodwill represents the excess of the cost over the fair value of the net assets acquired and is amortized over 60 months.

   Financial Instruments:

   The carrying value of assets and liabilities considered financial instruments approximate their respective fair value.

   Income Taxes:

   Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes.

   Tax Credits:

   Tax credits, when present, are accounted for using the flow-through method as a reduction of income taxes in the years utilized.

              CCA INDUSTRIES, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

   Earnings Per Common Share:

   The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" in 1998. Basic earnings per share is calculated using the average number of shares of common stock outstanding during the year. Diluted earnings per share is computed on the basis of the average number of common shares outstanding plus the effect of outstanding stock options using the "treasury stock method" and convertible debentures using the "if-converted" method. Common stock equivalents consist of stock options.

   Revenue Recognition:

   The Company recognizes sales at the time delivery occurs. Although no legal right of return exists between the customer and the Company, it is an industry-wide practice to accept returns from customers. The Company, therefore, records a reserve for returns equal to its gross profit on its historical percentage of returns on its last five months sales.

   Comprehensive Income:

   The Company adopted SFAS #130, Comprehensive Income, which considers the Company's financial performance in that it includes all changes in equity during the period from transactions and events from non-owner sources.

   Reclassifications

   Certain prior year amounts have been reclassified to conform to the 2000 presentation.


NOTE 4 - INVENTORIES

   The components of inventory consist of the following:

                                   February 29,        November 30,
                                       2000               1999

   Raw materials                    $3,668,952         $3,509,103
   Finished goods                    2,532,320          2,726,167
                                    $6,201,272         $6,235,270


   At February 29, 2000 and November 30, 1999, the Company had a reserve for obsolescence of $880,958 and $1,056,789, respectively.

NOTE 5 - PROPERTY AND EQUIPMENT

   The components of property and equipment consisted of the following:

                                  February 29,      November 30,
                                     2000               1999

   Machinery and equipment       $   299,528       $   299,528
   Furniture and equipment           892,499           742,547
   Transportation equipment           10,918            10,918
   Tools, dies, and masters        1,941,420         1,914,684
   Leasehold improvements            166,820           147,647
                                   3,211,185         3,115,324
   Less:  Accumulated
             depreciation
             and amortization      2,471,810         2,375,596

   Property and Equipment
            - Net                $   839,375       $   739,728

              CCA INDUSTRIES, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - PROPERTY AND EQUIPMENT (Continued)

   Depreciation and amortization expense for the three months ended February 29, 2000 and February 28, 1999 amounted to
   $96,214 and $82,989, respectively.

NOTE 6 - INTANGIBLE ASSETS

   Intangible assets consist of the following:

                                    Februaryy 29,    November 30,
                                        2000            1999

   Patents and trademarks             $241,596        $241,596

   Less:  Accumulated amortization      75,090          71,840

   Intangible Assets - Net            $166,506        $169,756

   Amortization expense for the three months ended February
   29, 2000 and February 28, 1999 $3,250 and $16,434, respec
   tively.

NOTE 7 - DEFERRED ADVERTISING

   In accordance with APB 28 Interim Financial Reporting the Company expenses its advertising and related costs propor tionately over the interim periods based on its total expected costs per its various advertising programs. Consequently a deferral of $1,684,810 is accordingly reflected in the balance sheet for the interim period.
   This deferral is the result of the Company's $5,000,000 media budget for the year which contemplates lower spending in the 4th quarter than in the other three quarters; as well as the Company's Co-op advertising commitments which also anticipates a lower expenditure in the 4th quarter.


   The table below sets forth the calculation:
                                   February        February
                                     2000           1999
                               (In Millions)    (In Millions)

 Media advertising budget for the
   fiscal year                       $5.00          $5.00

 Pro-rata portion for three months   $1.25          $1.25
 Media advertising spent              2.68           1.41
 Accrual (deferral)                 ($1.43)       ($  .16)

 Anticipated Co-op advertising
   commitments                       $2.35          $3.00

 Pro-rata portion for three months  $  .59        $  .75
   Co-op advertising spent             .84          1.03
 Accrual (deferral)                ($  .25)      ($  .28)


 NOTE 8 -ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

 The following items which exceeded 5% of total current
 liabilities are included in accounts payable and accrued
 liabilities as of:
                                     February 29,     November 30,
                                         2000            1999
                                    (In Thousands)   (In Thousands)
 a)  Media advertising                  $2,364         $   560
 b)  Coop advertising                      545             *
 c)  Accrued returns                       622             630
                                        $3,531         $1,190

              CCA INDUSTRIES, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (Continued)

 All other liabilities were for trade payables or individu ally did not exceed 5% of total current liabilities.

 * Under 5%

NOTE 9 -OTHER INCOME

 Other income consists of the following at February 29:

                                             2000            1999

 Interest income                            $51,983         $32,800
 Dividend income                              9,295           6,692
 Miscellaneous                                  923           1,486
                                            $62,201         $40,978


NOTE 10 -SHORT-TERM INVESTMENTS AND MARKETABLE SECURITIES

 Short-term investments and marketable securities, which consist of stock and various corporate and government obligations, are stated at market value. The Company has classified its investments as Available-for-Sale securities and considers as current assets those investments which will mature or are likely to be sold in the next fiscal year. The remaining investments are considered non-current assets.
 The cost and market values of the investments at February 28, 2000 and November 30, 1999 were as follows:

                                          February 29,       November 30,
                                             2000               1999

   Current:                            COST      MARKET    COST      MARKET

   Corporate obliga-
     tions                        $   445,967 $ 449,693  $ 745,044  $ 748,894
   Government obliga-
     tions(including
     mortgage
       backed securities)             991,344   989,805    743,777    741,575

       Total                        1,437,311 1,439,498  1,488,821  1,490,469

   Non-Current:

   Corporate obliga-
     tions                            536,000   529,187    536,000    532,891
   Government obli-
     gations                          453,805   439,122    399,534    390,517
   Preferred stock                    612,561   556,350    612,561    571,535
   Other equity
      investments                     422,040   301,863    414,177    314,827

       Total                        2,024,406 1,826,522  1,962,272  1,809,770

       Total                       $3,461,717$3,266,020 $3,451,093 $3,300,239

                           CCA INDUSTRIES, INC. AND SUBSIDIARIES

                         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 -SHORT-TERM INVESTMENTS AND MARKETABLE SECURITIES (CONTINUED)

 The market value at February 29, 2000 was $3,266,020  as compared to $3,300,239 at
 November 30, 1999.  The cost and market values of the investments at February 29, 2000 were as follows:

        COL. A                                        COL. B      COL. C      COL.D              COL.E
                                                                                           Amount at Which
                                                                                            Each Portfolio
                                                   Number of                   Market     Of Equity Security
                                                Units-Principal               Value of    Issues and Each
                                                     Amount of               Each Issue    Other Security
 Name of Issuer and            Maturity Interest    Bonds and      Cost of    at Balance   Issue Carried in
 Title of Each Issue            Date      Rate        Notes       Each Issue  Sheet Date     Balance Sheet


  CORPORATE OBLIGATIONS:

 Virginia Electric &
    Power                      4/01/00    5.875%     250,000    $   246,117   $   249,855   $   249,855
 GMAC Smartnotes              10/15/01    5.950%     536,000        536,000       529,187       529,187
 Florida Power &
    Light                      4/01/00    5.375%     200,000        199,850       199,838       199,838

                                                                    981,967       978,880       978,880



                           CCA INDUSTRIES, INC. AND SUBSIDIARIES

                         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 - SHORT-TERM INVESTMENTS AND MARKETABLE SECURITIES (CONTINUED)
              COL. A                                     COL. B     COL. C    COL. D            COL. E
                                                                                           Amount at Which
                                                                                            Each Portfolio
                                                       Number of              Market Of    Equity Security
                                                   Units-Principal            Value of      Issues and Each
                                                      Amount of               Each Issue     Other Security
 Name of Issuer and            Maturity  Interest      Bonds and   Cost of   at Balance     Issue Carried in
 Title of Each Issue           Date       Rate          Notes     Each Issue  Sheet Date    Balance Sheet

GOVERNMENT OBLIGATIONS:

FHLMC 1628-N                   12/15/2023   6.500       50,000   $   32,498  $   30,962    $   30,962
FNMA 93-224-D                  11/25/2023   6.500      104,000       91,182      83,949        83,949
FNMA 92-2-N                     1/25/2024   6.500       52,000       27,860      27,242        27,242
US Treasury Note               11/30/2001   4.625      100,000      100,190      98,781        98,781
US Treasury Note                1/31/2001   4.500      250,000      247,891     245,860       245,860
US Treasury Note                9/30/2000   4.500      300,000      300,924     297,000       297,000
US Treasury Note                3/16/2000   5.183      250,000      243,835     249,383       249,383
US Treasury Note               11/30/2000   4.625      200,000      198,694     197,562       197,562
US Treasury Note                5/15/2001   5.625      200,000      202,075     198,188       198,188

                                                                  1,445,149   1,428,927     1,428,927

                            CCA INDUSTRIES, INC. AND SUBSIDIARIES

                          MARKETABLE SECURITIES - OTHER INVESTMENTS


NOTE 10 -SHORT-TERM INVESTMENTS AND MARKETABLE SECURITIES (CONTINUED)

 COL. A                                               COL. B      COL. C      COL.D           COL.E
                                                                                          Amount at Which
                                                                                          Each Portfolio
                                                     Number of                  Market   Of Equity Security
                                                  Units-Principal               Value of  Issues and Each
                                                     Amount of                Each Issue  Other Security
 Name of Issuer and            Maturity  Interest   Bonds and     Cost of     at Balance  Issue Carried in
 Title of Each Issue            Date       Rate       Notes     Each Issue    Sheet Date  Balance Sheet

EQUITY:

Preferred Stock:
    Tennessee Valley Authority
    (QIDS) Qtrly Income Debt
    Secs - Matures 3/31/2045    3/31/00      8.00%      13,600   $  362,561   $  328,100  $  328,100

    Merrill Lynch Trust         9/30/08      7.28        6,000      150,000      128,250     128,250

Other Equity Investments:

    First Australia Prime                                           100,000      100,000     100,000

  Dreyfus Premier Limited
    Term High Income CL B                     3.8*      11,443      139,193      116,614     116,614

  Dreyfus High Yield
     Strategies Fund                         10.5*      20,121      282,847      185,249     185,249

                                                                  1,034,601      858,213     858,213

                                                                 $3,461,717   $3,266,020  $3,266,020

* Estimated
                                            -14-

                       CCA INDUSTRIES, INC.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
              OF OPERATIONS AND FINANCIAL CONDITION

                           (UNAUDITED)


 For the three month period ended February 29, 2000, the Company had revenues of $8,636,120 and a net loss of ($206,122). In the prior year's period, the Company had revenues of $8,698,161 and a net income of $9,929 (excluding sales from discontinued operations of $1,088,577 and income of $61,732). Sales for the three month period were substantially the same as the prior period except the reduction of sales of Nutra Enamel of ($85,000) as a result of the commencement of the discontinuance of Color Line. Sales returns ran approximately 6% of gross sales. Sales returns were 8% for the prior year's period. Other income was $62,000 compared to $41,000.
Gross margins of 57% were down from 59%, this was primarily due to a reduction in the margins with a major account which were offset by reductions in cooperative expenses with that account; and a slight increase in inflationary costs.

 Advertising, cooperative and promotional allowance expenditures were $1,836,251 as compared to $2,020,117. The reduction was offset by the 1.3% reduction in gross profit margins of approximately
$120,000. Advertising expenditures were 21.4% of sales compared to 23.3%. Since both co-op advertising and promotions have a material effect on the Company's operations, the Company attempts to anticipate its advertising and promotional commitments as a percent of gross sales in order to control its effect on its net income.
In accordance with APB Interim Financial Reporting, the Company expenses its advertising and related costs proportionately over the interim periods based on its total expected costs per its various advertising programs. Consequently, a deferral of $1,430,000 of media expense and $250,000 of co-op expenses is reflected in the balance sheet. The Company deferred $437,146 in the prior year.
This deferral is the result of the Company's $5 million media budget for the entire year which is predicated on substantially lower spending in the third and fourth quarters. Co-op expenditures are budgeted at $2,350,000 for the year. Specifically, the Company spent $2.68 million for media advertising in the three months and $840,000 in co-op advertising. The difference is deferred over the subsequent nine month period and by the end of the year will be fully expensed.

 Selling, general and administrative expenses ("SG&A") increased from $2,919,575 to $3,201,487. The increase was primarily due to the additional freight costs incurred due to the increase in oil prices and their effect on shipping charges as well as the necessity to resort to special deliveries to the Company's accounts caused by inadvertent delays from the Company's suppliers; and the additional pack-out labor expenditures incurred due to special displays packed and shipped for promotional sales offers.

 Research and development expenses for the three months were substantially the same as the prior year's period.

 Bad debt expense for the period increased due to the substantial increase in the Company's accounts receivable. Actual write-offs were approximately $30,000 as compared to $4,000 in 1999.

                               -15-

                      CCA INDUSTRIES, INC.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
              OF OPERATIONS AND FINANCIAL CONDITION

                           (UNAUDITED)

 The Company's interest expense increased to $5,429 (net of the interest attributed to the discontinued operations of $17,053) as compared to none (net of the $34,645 attributable to discontinued operations in 1999).

 The Company's sales were primarily to drugstore chains, food chains and mass merchandisers.

 The Company's financial position as at February 29, 2000 consists of current assets of $21,503,062 and current liabilities of $9,565,672. The Company's cash position decreased due to the significant increase in its accounts receivable primarily as a result of the sales in the latter month of the quarter. The
Company's accounts payable increased due to the change in the increased expenditures for media during the latter part of the month.

 During the three months, the Company used approximately $522,000 in operations, generated $200,000 from new borrowings, and used approximately $189,000 to purchase assets and investments. These factors resulted in a net decrease in the Company's cash of about
$511,000.































                               -16-

                       CCA INDUSTRIES, INC.

                    PART II OTHER INFORMATION








 All information pertaining to Part II is omitted pursuant to the instructions pertaining to that part.

 The Company did not file any reports on Form 8-K during the three months ended February 29, 2000.

















































                               -17-

PART II, ITEM 6. (Continued)
EXHIBIT 11


               CCA INDUSTRIES, INC. AND SUBSIDIARIES

                COMPUTATION OF EARNINGS PER SHARE

                           (UNAUDITED)



                                    Three Months    Three Months
                                       Ended           Ended
                                    February 28,     February 28,
                                        2000           1999


Item 6.

Weighted average shares outstanding -
  Basic                               7,246,085      7,111,472

Net effect of dilutive stock
  options--based on the
  treasury stock method
  using average market
  price                                    *           478,827

Weighted average shares outstanding -
  Diluted                             7,246,085      7,590,299

Net income                          ($ 206,122)    $    71,661

Per share amount
  Basic                                 ($.03)      $.01
  Diluted                               ($.03)      $.01



* Antidilutive











                               -18-


                            SIGNATURES




  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     CCA INDUSTRIES, INC.



                                     By:/s David Edell

                                     David Edell, President



                                     By:/s Ira W. Berman

                                     Ira W. Berman, Secretary

















                               -19-

              CCA INDUSTRIES, INC. AND SUBSIDIARIES

               PROFORMA CONSOLIDATED BALANCE SHEET

                           A S S E T S
                                                              November 30,
                                                                  1999
Current Assets
  Cash and cash equivalents                                 $     207,360
  Short-term investments and marketable
    securities                                                  1,490,469
  Accounts receivable, net of allowances of
    $1,183,576                                                  7,371,532
  Inventories                                                   6,235,270
  Prepaid expenses and sundry receivables                         822,816
  Prepaid income taxes and refunds due                            714,835
  Deferred income taxes                                         1,178,513
  Net assets from discontinued operations                            -

   Total Current Assets                                        18,020,795

Property and Equipment, net of accumulated
  depreciation and amortization                                   739,728

Intangible Assets, net of accumulated
  amortization                                                    169,756

Other Assets
  Marketable securities                                         1,809,770
  Due from officers - Non-current                                  57,918
  Deferred income taxes                                            42,031
  Other                                                            54,989

   Total Other Assets                                           1,964,708

   Total Assets                                               $20,894,987

See Note.

               CCA INDUSTRIES, INC. AND SUBSIDIARIES

               PROFORMA CONSOLIDATED BALANCE SHEET


               LIABILITIES AND SHAREHOLDERS' EQUITY

                                                            November 30,
                                                               1999
Current Liabilities
  Notes payable                                            $  1,400,000
  Accounts payable and accrued
   liabilities                                                4,928,905
  Income taxes payable                                             -

   Total Current Liabilities                                  6,328,905

6% Subordinated Debentures                                    5,000,000

Commitments and Contingencies

Shareholders' Equity
  Common stock, $.01 par; authorized
   15,000,000 shares; issued and
   outstanding 6,321,151                                         63,212
  Class A common stock, $.01 par; authorized
   5,000,000 shares; issued and outstanding
     1,020,930 shares                                            10,209
  Additional paid-in capital                                  4,453,478
  Retained earnings                                          10,355,203
  Accumulated other comprehensive income
                                                            (   150,854)
                                                             14,731,248
  Less: Treasury Stock (2,595,996 shares at November 30,
        1999)                                                 5,165,166

   Total Shareholders' Equity                                 9,566,082

   Total Liabilities and Shareholders' Equity               $20,894,987

See Note.
                               -2-
              CCA INDUSTRIES, INC. AND SUBSIDIARIES

         PROFORMA CONSOLIDATED STATEMENT OF INCOME (LOSS)

                Year Ended November 30,1999

Revenues
  Sales of health and beauty
     aid products, net                          $36,926,287
  Other income                                      285,469

                                                 37,211,756
Costs and Expenses
  Cost of sales                                  13,910,401
  Selling, general and
     administrative expenses                     12,302,919
  Advertising, cooperative and
      promotions                                  8,910,758
  Research and development                          581,340
  Provision for doubtful accounts                   135,949
  Interest expense                                  300,000

                                                 36,141,367
   Income before Provision
     for Income Taxes                             1,070,389

Provision for Income Tax                            405,226

   Net Income from
    Continuing Operations                           665,163

Discontinued Operations:
  Income (loss) from operations of
   Fragrance Corp. of America
   (net of income taxes (benefit)
       of ($549,205) in 1999                    (   841,573)
  (Loss) on abandonment of
   intangibles (net of income
   taxes (benefit) of
   ($183,068) in 1999)                          (   301,109)

(Loss) Income from Discontinued
  Operations                                    ( 1,142,682)

   Net (Loss) Income                            ($  477,519)

Weighted Average Shares
  Outstanding
   Basic                                          4,674,203
   Diluted                                        5,160,796

Earnings Per Common Share
  (Note 2):                                    Basic    Diluted
   Continuing Operations                       $ .14     $ .13
   Discontinued Operations                    ($ .18)   ($ .18)
   (Loss) on Abandoned
     Intangibles                              ($ .06)   ($ .06)

   Net                                        ($ .10)   ($ .10)

See Note.

               CCA INDUSTRIES, INC. AND SUBSIDIARIES

                PROFORMA CONSOLIDATED STATEMENT OF
                       COMPREHENSIVE INCOME

                   Year Ended November 30, 1999


Net (Loss) Income                                         ($     477,519)

Other Comprehensive Income
  Unrealized holding (loss)
  gain on investments                                     (      132,511)

(Benefit) Provision for Taxes                             (       50,166)

Other Comprehensive (Loss)
  Income - Net                                            (       82,345)

Comprehensive (Loss)
  Income                                                  ($     559,864)

Earnings Per Share:
  Basic                                                   ($.12)
  Diluted                                                 ($.12)











See Note.

                     CCA INDUSTRIES, INC. AND SUBSIDIARIES

                      PROFORMA CONSOLIDATED BALANCE SHEET


                                  A S S E T S

                                                             February 29,
                                                                2000

Current Assets
        Cash and cash equivalents                           $     296,022
        Short-term investments and marketable
          securities                                            1,439,498
        Accounts receivable, net of allowances of
          $930,596                                              9,460,869
        Inventories                                             6,201,272
        Prepaid expenses and sundry receivables                   417,374
        Deferred income taxes                                   1,197,797
        Prepaid income taxes and refunds due                      805,420
        Deferred advertising                                    1,684,810

          Total Current Assets                                 21,503,062

Property and Equipment, net of accumulated
  depreciation and amortization                                   839,375

Intangible Assets, net of accumulated
        amortization of $75,090                                   166,506

Other Assets
        Marketable securities                                   1,826,522
        Due from officers - Non-current                            48,302
        Deferred income taxes                                      58,531
        Other                                                      54,989

          Total Other Assets                                    1,988,344

          Total Assets                                        $24,497,287



See Note.

                     CCA INDUSTRIES, INC. AND SUBSIDIARIES

                      PROFORMA CONSOLIDATED BALANCE SHEET


                      LIABILITIES AND SHAREHOLDERS' EQUITY


                                                             February 29,
                                                                2000
Current Liabilities
        Notes payable - Current portion                      $ 1,600,000
        Accounts payable and accrued liabilities               7,965,672

          Total Current Liabilities                            9,565,672

6% Subordinated Debentures                                     5,000,000

Shareholders' Equity
        Common stock, $.01 par; authorized
          15,000,000 shares; issued and
          outstanding 6,321,151                                   63,212
        Class A common stock, $.01 par; authorized
          5,000,000 shares; issued and outstanding
          1,020,930                                               10,209
        Additional paid-in capital                             4,453,478
        Retained earnings                                     10,749,081
        Accumulated other comprehensive income              (    179,199)
                                                              15,096,781
          Less: Treasury Stock (2,595,996 shares at
                     February 29, 2000)                        5,165,166

          Total Shareholders' Equity                           9,931,615

          Total Liabilities and Shareholders' Equity         $24,497,287



See Note.

                   CCA INDUSTRIES, INC. AND SUBSIDIARIES

               PROFORMA CONSOLIDATED STATEMENT OF OPERATIONS

                                (UNAUDITED)

                                                        Three Months
                                                            Ended
                                                        February 29,
                                                            2000

Net sales of health and beauty products                   $8,573,919
Other income                                                  62,201

                                                           8,636,120

Costs and Expenses
       Costs of sales                                      3,704,031
       Selling, general and administrative
         expenses                                          3,201,487
       Advertising, cooperative and promotions             1,836,251
       Research and development                              125,020
       Provision for doubtful accounts                        67,127
       Interest expense                                       80,424

                                                           9,014,340

       Income (Loss) before Income Taxes               (     378,220)

Provision (Benefit) for Income Taxes                   (     133,678)

         Net Income (Loss) Before From
           Discontinued Operations                     (     244,542)

Income (Loss) from Discontinued
       Operations                                      (      10,075)

       Net Income (Loss)                               ($    254,617)

Earnings per Share:
       Basic                                                   ($.05)
       Diluted                                                 ($.05)

See Note.

                   CCA INDUSTRIES, INC. AND SUBSIDIARIES

                    PROFORMA CONSOLIDATED STATEMENT OF
                            COMPREHENSIVE INCOME

                               (UNAUDITED)



                                                         Three Months
                                                             Ended
                                                          February 29,
                                                              2000

Net Income (Loss)                                        ($  254,617)

Other Comprehensive Income
       Unrealized holding gains (loss)
       on investments                                    (    44,845)

Provision (Benefit) for Taxes                            (    16,500)

Other Comprehensive Income - Net                         (    28,345)

Comprehensive Income (Loss)                                ($282,962)


Earnings Per Share:
       Basic                                                   ($.06)
       Diluted                                                 ($.06)



See Note.

CCA Industries, Inc.
Note to Financial Information
Regulation M-A

        The accompanying pro-forma balance sheets, statements of income and earnings per share, and other pro-forma schedules and information have been prepared to reflect the effects of the tender offer as if the transaction took place on the first day of the period reflected in the case of the statements of income and earnings per share and related schedules; and as of the balance sheet date in the case of the balance sheets and related schedules (including the book value calculation).

                          Exhibit (a)(2)

              INSTRUCTIONS FOR LETTER OF TRANSMITTAL


     1. Guarantee of signatures. Signatures on all Letters of Transmittal must be guaranteed by a financial institution that is a member of a Securities Transfer Association approved medallion program such as STAMP, SEMP; or MSP (an "Eligible Institution"), except in cases where securities are surrendered (i) by a registered holder of the securities who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible institution. See Instruction 4.

     2. Delivery of Letter of Transmittal and Certificates. The Letter of Transmittal, properly completed and duly executed, together with the certificates(s) for the securities described should be delivered to the address set forth below. A return envelope addressed to American Stock Transfer & Trust company ("AST") is enclosed for convenience.


THE METHOD OF DELIVERY OF CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE OWNER, BUT IF SENT BY MAIL, IT IS RECOMMENDED THAT THEY, BE SENT BY REGISTERED MAIL WITH RETURN RECEIPT REQUEST.


     3. Inadequate Space. If the space provided on the Letter of Transmittal is inadequate, the certificate numbers and the number of securities should be listed on a separate, schedule to be attached thereto.

     4. Signatures of Letter of Transmittal, Stock Powers and Endorsements. When the Letter bf Transmittal is signed by the registered owner(s) of the certificate(s) listed and surrendered thereby, no endorsements of. certificates or separate stock powers are required.

     If the certificate(s) surrendered is (ate) owned of record by two or more joint owners S all such. owners must sign the Letter of Transmittal.

     If any surrendered certificates are registered in different names, it will be necessary to complete sign and submit as many separate Letters of Transmit-tal as there are different registrations of certificates.

     If the Letter of Transmittal is signed by a person other than the registered owner of certificate(s) listed, such certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certifi-cate(s). Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution.

     If the Letter of Transmittal or any certificate or stock power is signed by trustees, executors, administrators, guardians, attorneys-in-tact, officers or corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and proper evidence, satisfactory to AST, of their authority to do so must be submitted.

     5. Stock Transfer Taxes. If payment for securities is to be made to any person other than the registered holder, or if surrendered certificates are registered in the name of any person, other than the person(s) signing the Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder or such person) payable as a result of the transfer to such person will be deducted from the payment for such securities if satis-factory evidence of the payment of such taxes or exemption therefrom, is not submitted.

     Except as provided in this Instruction 5, it will not be necessary for transfer tax stamps to be affixed to the certificates listed in the Letter of Transmittal.

     6. Special issuance and Delivery Instructions. Indicate the name and address to whit payment for the securities is to be sent if different from the name arid address of the person(s) signing the Letter of Transmittal.

     7. Substitute Form W-9. Enter your social security or taxpayer identification number complete, sign and data the substitute W-9 certification.

     8. Additional Copies. Additional copies of the Letter of Transmittal may be obtained from AST at the address listed below.

     9. Lost, Stolen or Destroyed Certificates. Any securityholder who has lost certificates should make arrangements (which may include the posting of a bond or other satisfactory indemnification and an affidavit of loss) to replace lost certificates. Such arrangements should be made with AST.

     All questions as to the validity, form and eligibility of any surrender of certificates will be determined by AST and the Issuer and such determination shall be final and binding. AST and the Issuer reserve the right to waive any irregularities or defects in the surrender of any certificates. A surrender will not be deemed to have been made until all irregularities have been cured or waived.

  DELIVER BY MAIL TO:       AMERICAN STOCK TRANSFER    DELIVER IN PERSON TO:
AMERICAN STOCK TRANSFER        AND TRUST COMPANY      AMERICAN STOCK TRANSFER
   AND TRUST COMPANY                                     AND TRUST COMPANY
40 WALL STREET- 46th FLOOR  LETTER OF TRANSMITTAL   40 WALL STREET - 46TH FLOOR
  NEW YORK, NY 10005                                    NEW YORK, NY 10005


                                                 ACCOUNT NUMBER






                                                              NUMBER OF SHARES



                                                 CUSIP NUMBER









                 LIST ALL CERTIFICATES SUBMITTED
CERTIFICATE NUMBER          SHARES      CERTIFICATE NUMBER         SHARES

_______________________________________________________________
_______________________________________________________________
_______________________________________________________________
_______________________________________________________________





    PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.  SIGN
       ON THE REVERSE SIDE AND COMPLETE THE W-9 FORM BELOW

REGISTRATION
     IF CERTIFICATES AND/OR CHECKS ARE TO BE ISSUED IN A NAME OTHER THAN THAT SHOWN AT THE TOP OF THIS FORM OR ARE TO BE SENT TO AN ADDRESS OTHER THAN THAT SHOWN AT THE TOP OF THIS FORM,PLEASE CHECK THE BOX AT THE RIGHT AND COMPLETE THE INFORMATION ON THE REVERSE SIDE OF THIS FORM.

LOST CERTIFICATES
     IF YOUR SECURITIES HAVE BEEN EITHER LOST OR DESTROYED, PLEASE GIVE WRITTEN NOTIFICATION TO AMERICAN STOCK TRANSFER AND TRUST COMPANY, 40 WALL STREET, NEW YORK, NY 10005, ATTENTION: LOST SECURITIES DEPARTMENT.

 SUBSTITUTE FORM W-9 REQUEST FOR TAXPAYER IDENTIFICATION NUMBER AND
 CERTIFICATION
                   (PLEASE REFER TO ACCOMPANYING GUIDELINES)

PART 1 - PLEASE ENTER YOUR                      SOCIAL SECURITY NUMBER OR
EMPLOYER IDENTIFICATION NUMBER
PART 2 - CERTIFICATION - Under Penalties of Perjury, I certify that:
(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me and
(2) I am not subject to backup withholding either because have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends, or the IRS has notified me that I am no longer subject to backup withholding. CERTIFICATE INSTRUCTIONS - You may cross out item (2) in Part 2 above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS stating that you are no longer r subject to backup withholding, do not cross out Item (2).
SIGNATURE                                        DATE
PART 3 - CERTIFICATION FOR FOREIGN RECORD HOLDERS
Under penalties of perjury, I certify that I am not United States citizen or resident (or I am signing for a foreign corporation, partnership, estate or trust).

SIGNATURE                                        DATE
NOTE: FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF 31% OF ANY PAYMENTS MADE TO YOU.


    SPECIAL ISSUANCE INSTRUCTIONS
        (See Instructions)
To be completed ONLY if certificate(s)
are to be issued in the name of someone
other than the registered holder(s)

NAME

ADDRESS






       EMPLOYER IDENTIFICATION
      OR SOCIAL SECURITY NUMBER

   SPECIAL DELIVERY INSTRUCTIONS
       (SEE INSTRUCTIONS)
To be completed ONLY if certificate(s)
are to be mailed to someone other than
the registered holder(s), or to such
registered holder(s) at an address other than shown on the reverse side of this form.

NAME

ADDRESS






                            SIGN HERE

SIGNATURE(S) OF
STOCKHOLDER(S)



DATED

Must be signed by registered holder(s) exactly as name(s) appear(s) on the Certificate(s) or a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-In-fact, officer of a corporation or other person action in a fiduciary or repre-sentative capacity, please set forth the following information and see Instruc-tions.

NAME(S)

CAPACITY (FULL TITLE)

ADDRESS

AREA CODE AND TELEPHONE NO.

                    GUARANTEE OF SIGNATURE(S)
                        (SEE INSTRUCTIONS)

NAME OF FIRM

ADDRESS



AUTHORIZED SIGNATURE

NAME

AREA CODE AND TELEPHONE NO.

                         Exhibit (a)(3)

                   OFFER TO PURCHASE 2,500,000
                     SHARES OF COMMON STOCK
                               OF
                      CCA INDUSTRIES, INC.
                        IN EXCHANGE FOR A
                   $2.00 SUBORDINATED DEBENTURE
                      CCA INDUSTRIES, INC.


To Our Clients:

      The Offer and Withdrawal Rights Will Expire at 12:00 Midnight,
  New York City Time, on Monday July 31 20000, Unless The Offer is Extended.




     Enclosed for your consideration is an Offer to Purchase dated May 30, 2000 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer') relating to the Offer by CCA Industries, Inc., a Delaware corporation (the "Company"), to purchase 2,500,000 shares of its Common Stock, par value $0.01 per share (the "Shares"), in exchange for a $2.00 subordinated debenture, maturing August 1, 2005, with interest at 6%, payable semi-annually.

     THIS MATERIAL IS BEING SENT TO YOU AS THE BENEFICIAL OWNER OF SHARES HELD BY US FOR YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. WE ARE (OR OUR NOMINEE
IS) THE HOLDER OF RECORD OF SHARES HELD BY US FOR YOUR ACCOUNT. A TENDER OF SUCH SHARES CAN BE MADE ONLY BY US AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS. THE LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED TO TENDER SHARES HELD BY US FOR YOUR ACCOUNT.

     We request instructions as to whether you wish us to tender on your behalf any or all the Shares held by us for your account, pursuant to the terms and conditions set forth in the Offer.

     Your attention is directed to the following:

     1. Any stock transfer taxes applicable to a sale of Shares to the Purchaser will be borne by the Purchaser, except as otherwise provided in Instruction 5 of the Letter of Transmittal.

     2. Tendering shareholders will not be charged brokerage fees or commissions by the Depositary or, except as set forth in Instruction 5 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Company pursuant to the Offer. However, federal income tax backup withholding at a rate of 31% may be required, unless an exemption is provided or unless the required taxpayer identification information is provided. See Instruction 7 of the Letter of Transmittal.

     Your instructions to us should be forwarded promptly to permit us to submit a tender on your behalf prior to the Expiration Date.

     If you wish to have us tender on your behalf any or all of the Shares held by us for your account, please so instruct us by completing, executing, detaching and returning to us the instruction form contained in this letter. An envelope in which to return your instructions to us is enclosed. If you authorize tender of your Shares, all such Shares will be tendered unless otherwise indicated in such instruction form. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf prior to the Expiration Date.

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by American Stock Transfer & Trust Company (the "Depositary") of (a) certificates for such Shares, (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be "paid" at different times depending upon when certificates for Shares are actually received by the Depositary.

     The Offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

       INSTRUCTIONS WITH RESPECT TO THE OFFER TO PURCHASE
       2,500,000 OF THE OUTSTANDING SHARES OF COMMON STOCK
                               OF
                      CCA INDUSTRIES, INC.


     The undersigned acknowledge(s) receipt of your letter, the Offer to Purchase dated May 30, 2000 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer") relating to the Offer by CCA Industries, Inc., a Delaware corporation, to purchase, for a $2.00 subordinated debenture, 2,500,000 of its outstanding shares of Common Stock, par value $0.01 per share (the "Shares").

     This will instruct you to tender to CCA Industries, Inc. the number of Shares indicated below held by you for the account of the undersigned, on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.


Number of Shares to be Tendered:*  SIGN HERE:

                          Shares

Account Number:


                                   Signature(s)

Daytime Area Code and Telephone No.




Taxpayer Identification No. or Social Security No.



Dated:                   , 2000
                                  (Please print name(s) and address(es))



* Unless otherwise indicated, it will be assumed that all your Shares held by us for your account are to be tendered.

                        Exhibit (b)(1)



                       CCA INDUSTRIES, INC.

                               AND

               AMERICAN STOCK TRANSFER & TRUST CO.
                            as Trustee


                            __________



                            INDENTURE

                    Dated as of July 31, 2000


                            __________


                            $5,000,000


                   6% Subordinated Debentures,
                             Due 2005

                        TABLE OF CONTENTS


                                                            PAGE
                            ARTICLE 1
            DEFINITIONS AND INCORPORATION BY REFERENCE

SECTION 1.1    Definitions
SECTION 1.2    Other Definitions
SECTION 1.3    Incorporation by Reference of Trust
               Indenture Act
SECTION l.4    Rules of Construction


                            ARTICLE 2
                          THE SECURITIES

SECTION 2.1  Form and Dating
SECTION 2.2  Execution arid Authentication
SECTION 2.3  Registrar and Paying Agent
SECTION 2.4  Paying Agent to Hold Money in Trust
SECTION 2.5  Securityholder Lists
SECTION 2.6  Registration of Transfer and Exchange
SECTION 2.7  Replacement Securities
SECTION 2.8  Outstanding Securities
SECTION 2.9  Treasury Securities
SECTION 2.10 Temporary Securities
SECTION 2.11 Cancellation
SECTION 2.12 CUSIP Numbers
SECTION 2.13 Defaulted Interest


                            ARTICLE 3
                            REDEMPTION

SECTION 3.1  Notice to Trustee
SECTION 3.2  Selection of Securities to Be Redeemed
SECTION 3.3  Notice of Redemption
SECTION 3.4  Effect of Notice of Redemption
SECTION 3.5  Deposit of Redemption Price
SECTION 3.6  Securities Redeemed in Part
SECTION 3.7  Repurchase of Securities


                            ARTICLE 4
                            COVENANTS

SECTION 4.1  Payment of Securities
SECTION 4.2  Maintenance of Office or Agency
SECTION 4.3  Corporate Existence
SECTION 4.4  Intentionally Omitted
SECTION 4.5  Compliance Certificate

SECTION 4.6  SEC Reports
SECTION 4.7  Waiver of Stay, Extension or Usury Laws
SECTION 4.8  No Violation or Contravention


                            ARTICLE 5
                           MERGER, ETC.


SECTION 5.1  When Company May Merge, etc
SECTION 5.2  Successor Corporation Substituted


                            ARTICLE 6
                      DEFAULTS AND REMEDIES

SECTION 6.1  Events of Default
SECTION 6.2  Acceleration
SECTION 6.3  Other Remedies
SECTION 6.4  Waiver of Past Defaults
SECTION 6.5  Control by Majority
SECTION 6.6  Limitation on Suits
SECTION 6.7  Rights of Holders to Receive Payment
SECTION 6.8  Collection Suit by Trustee
SECTION 6.9  Trustee May File Proofs of Claim
SECTION 6.10 Priorities
SECTION 6.11 Undertaking for Costs


                            ARTICLE 7
                             TRUSTEE

SECTION 7.1  Duties of Trustee
SECTION 7.2  Rights of Trustee
SECTION 7.3  Individual Rights of Trustee
SECTION 7.4  Trustee's Disclaimer
SECTION 7.5  Notice of Defaults
SECTION 7.6  Reports by Trustee to Holders
SECTION 7.7  Compensation and Indemnity
SECTION 7.8  Replacement of Trustee
SECTION 7.9  Successor Trustee or Agent by Merger, etc.
SECTION 7.10 Eligibility; Disqualification
SECTION 7.11 Preferential Collection of Claims
             Against the Company


                            ARTICLE 8
                      DISCHARGE OF INDENTURE


SECTION 8.1  Termination of Company's Obligations
SECTION 8.2  Application of Trust Money

SECTION 8.3  Repayment to Company
SECTION 8.4  Reinstatement


                            ARTICLE 9
                            AMENDMENTS

SECTION 9.1  Without Consent of Holders
SECTION 9.2  With Consent of Holders
SECTION 9.3  Compliance with Trust Indenture Act
SECTION 9.4  Revocation and Effect of Consents
SECTION 9.5  Notation on or Exchange of Securities
SECTION 9.6  Trustee to Sign Amendments, etc.


                            ARTICLE 10
                          SUBORDINATION

SECTION 10.1  Securities Subordinated to Senior
              Indebtedness
SECTION 10.2  Priority and Payment Over of
              Proceeds in Certain Events
SECTION 10.3  Payments May be Paid Prior to Dissolution
SECTION 1O.4  Rights of Holders of Senior
              Indebtedness Not to be Impaired
SECTION 10.5  Authorization to Trustee to Take Action
              to Effectuate Subordination
SECTION 10.6  Subrogation
SECTION 10.7  Obligations of Company Unconditional
SECTION 10.8  Trustee Entitled to Assume Payments
              Not Prohibited in Absence of Notices
SECTION 10.9  Right of Trustee to Hold Senior
              Indebtedness


                            ARTICLE 11
                     [INTENTIONALLY OMITTED]


                            ARTICLE 12
                          MISCELLANEOUS

SECTION 12.1  Trust Indenture Act Controls
SECTION 12.2  Notices
SECTION 12.3  Communication by Holders with
              Other Holders
SECTION 12.4  Certificate and Opinion as to
              Conditions Precedent
SECTION 12.5  Statements Required in Certificate
              or Opinion
SECTION 12.6  Rules by Trustee and Agents
SECTION 12.7  Legal Holidays

SECTION 12.8  Governing Law
SECTION 12.9  No Adverse Interpretation of Other
              Agreements
SECTION 12.10 Successors
SECTION 12.11 Severability
SECTION 12.12 No Recourse Against Others
SECTION 12.12 Table of Contents, Headings, etc
SECTION 12.13 Counterpart Originals

     INDENTURE, dated as of July 31, 2000 between CCA INDUSTRIES,
INC., a Delaware corporation (the "Company"), and American Stock
Transfer & Trust Co., a New York corporation, as trustee
("Trustee").

     The Company agrees as follows with the Trustee for the equal and ratable benefit of the Holders of the Company's 6% Subordinated Debentures due 2005 (the "Securities"):


                            ARTICLE 1

            DEFINITIONS AND INCORPORATION BY REFERENCE


SECTION 1.1 Definitions.

     "Accountants' Certificate" means a certificate from Sheft Kahn & Company or other independent certified public accountants of national standing.

     "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person becomes a Subsidiary or assumed in connection with the acquisition of assets from such Person and not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition.

     "Affiliate" means, when used with reference to the Company or another Person, any Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, the Company or such other Person, as the case may be. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct or cause the direction of management or policies of such Person, directly or indirectly, whether through the ownership of Voting Stock, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

     "Agent" means any Registrar, Paying Agent, co-registrar or agent for service of notices and demands. "Bank Affiliate" means any Person chartered as a bank or savings and loan association under the laws of the United States, any state thereof or the District of Columbia which is a Subsidiary of the Company.

     "Board of Directors" means the Board of Directors of any Person or any duly authorized committee of such Board of Directors.

     "Business Day" means a day that is not a Legal Holiday as defined in Section 12.7.

     "Capital Stock" means any and all shares, interests, participation rights or other equivalents (however designated) of corporate stock.

     "Common Stock" means the class of stock, which, at the date of this Indenture, is designated as the Common Stock, $.O1 par value, of the Company and stock of any class or classes into which such Common Stock may thereafter be changed or reclassified.

     "Company" means the party named as such in the first paragraph of this Indenture until a successor replaces it pursuant to this Indenture and thereafter means the successor.

     "Consolidated" or "consolidated" means, when used with reference to any amount, such amount determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied, after the elimination of intercompany items.

     "Corporate Trust Office" means the address of the Trustee specified in Section 12.2 or such other address as the Trustee may give by notice to the Company.

     "Default" means any event which is, or after notice or lapse of time or both, would be, an Event of Default.

     "Event of Default" shall have the meaning provided in Section
6.1.

     "Holder" or "Securityholder" means the Person in whose name a Security is registered on the Registrar's books.

     "Indebtedness" means (a) all outstanding indebtedness and Obligations of the Company and its Subsidiaries except for the indebtedness for the Securities, (b) any indebtedness of others that the Company has guaranteed or for which it is otherwise liable or that is secured by a Lien on any asset of the Company, and (c) any amendment, renewal, extension, deferral, modification, restructuring or refunding of any such Indebtedness, Obligation or guarantee.

     "Indenture" means this Indenture, as amended or supplemented from time to time.

     "Interest Payment Date" means the interest payment dates specified in of the form of Security annexed hereto as Exhibit A.

     "Lien" means any lien, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement), any lease in the nature thereof, and any agreement to give any security interest.

     "Obligations" means, with respect to any Indebtedness, any principal, premium, interest, penalties, fees and other liabilities payable from time to time and obligations performable under the documentation governing such Indebtedness.

     "Officer" of any Person means the Chairman of the Board, the President, any Senior or Executive Vice-President, any Vice-
President, the Treasurer, the Secretary or the Controller of such person.

     "Officers' Certificate" means a certificate signed by two officers or by an Officer and an Assistant Treasurer, Assistant
Secretary or Assistant Controller of any Person conforming to the requirements set forth in Sections 12.4 and 12.5.

     "Opinion of Counsel" means a written opinion from legal counsel who is reasonably acceptable to the Trustee conforming to the requirements set forth in Sections 12.4 and 12.5. The counsel may be an employee of or counsel to the Company. For the purpose of rendering an opinion, such counsel may rely as to factual matters upon certificates or other documents furnished by Officers and directors of the Company and upon such other documents as such counsel deems appropriate as a basis of their opinion, copies of which shall be delivered with such opinion.

     "Person" means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Principal" of a debt security means the principal of the security plus the premium, if any, payable on such security upon redemption of such security.

     "Record Date" means, with respect to any Interest Payment
Date, the 15th day of the month preceding the Interest Payment
Date.

     "Redemption Date" means, with respect to any Security to be redeemed, the date fixed for such redemption pursuant to this Indenture.

     "Redemption Price" means, when used with respect to any Security to be redeemed, the price fixed for such redemption pursuant to this Indenture as set forth in paragraph 5 of the form of Security annexed hereto as Exhibit A.

     "SEC" means the Securities and Exchange Commission.

     "Securities" means the 6% Subordinated Debentures due 2005 of the Company issued pursuant to this Indenture.

     "Senior Indebtedness" means any and all Indebtedness of the Company except for indebtedness for the Securities.

     "Significant Subsidiary or Subsidiaries" means any subsidiary which singly, or one or more Subsidiaries which in the aggregate, would be a "significant subsidiary" as defined in Rule 1.02 of

Regulation S-X under the Securities Act of 1933 and the Securities Exchange Act of 1934 as in effect on the date hereof.

     "Subsidiary" means, with respect to the Company, any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, officers or trustees thereof is at the time owned in the aggregate, directly or indirectly, by the Company and its Subsidiaries.

     "TIA" means the Trust Indenture Act of 1939 (15 U.S. Code
77aaa-7bbbb), as in effect on the date of this Indenture.

     "Trustee" means the party named as such above until a successor replaces it pursuant to this Indenture and thereafter means the successor.

     "Trust Officer," when used with respect to the Trustee, means any officer assigned by the Trustee to administer the corporate trust business of the Trustee, including without limitation any vice president, any assistant vice president, any assistant secretary or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers, who shall, in any case, be responsible for the administration of this document or have familiarity with it, and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

     "Voting Stock" means Capital Stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of Capital Stock has such voting power by reason of any contingency.


     SECTION 1.2 Other Definitions.


               Term                  Defined in Section

          "Bankruptcy Law"                   6.1
          "Custodian"                        6.1
          "Legal Holiday"                    12.7
          "Paying Agent"                     2.3
          "Purchaser"                        5.1
          "Registrar"                        2.3
          "U.S. Government Obligations"      8.1

     SECTION 1.3 Incorporation by Reference
                 of Trust Indenture Act.

     Whenever this Indenture refers to a provision of the TIA, the provision is by reference in and made a part of this Indenture.

     The following TIA terms used in this Indenture have the following meanings:

     "indenture securities" means the Securities;

     "indenture security holder" means a Holder or a Securityholder;

     "indenture trustee" or "institutional trustee" means the Trustee; and

     "obligor" on the Securities means the Company.

     All other terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule under the TIA and not otherwise defined herein have the meaning so assigned to them.

     SECTION 1.4 Rules of Construction.

     Unless the context otherwise requires:

     (i)  a term has the meaning assigned to it;

    (ii) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles;

    (iii) references to "generally accepted accounting principles" shall mean generally accepted accounting principles in effect in the United States as of the time and for the period as to which such accounting principles are to be applied;

    (iv)  "or" is not exclusive;

    (v) words in the singular include the plural, and in the plural include the singular; and

    (vi)  provisions apply to successive events and transactions.

                            ARTICLE 2

                          THE SECURITIES


     SECTION 2.1 Form and Dating.

     The Securities and the Trustee's certificate of authentication shall be substantially in the form of Exhibit A, which is part of this Indenture. The Securities may have notations, legends or endorsements required by law, stock exchange rule or usage, which shall be provided in writing by the Company to the Trustee. Each Security shall be dated the date of its authentication.

     The terms and provisions contained in each of the Securities, annexed hereto as Exhibit A, shall constitute, and are hereby expressly made, a part of this Indenture. To the extent applicable, the Company and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby.

     SECTION 2.2 Execution and Authentication.

     Two Officers of the Company shall sign the Securities for the Company by manual or facsimile signature. The Company's seal shall be reproduced on the Securities and may be in facsimile form.

     If an Officer whose signature is on a Security no longer holds that office at the time the Security is authenticated, the Security shall nevertheless be valid.

     A Security shall not be valid until executed on behalf of the Company and authenticated by the manual signature of the Trustee. The signature of the Trustee or an authenticating agent shall be conclusive evidence that the Security has been authenticated under this Indenture.

     The Trustee shall authenticate Securities for original issue in the aggregate principal amount of not more than $5,000,000 pursuant to a written order of the Company signed by two Officers of the Company. The order shall specify the amount of Securities to be authenticated and the date upon which the original issue of Securities is to be authenticated. The aggregate principal amount of Securities outstanding at any time may not exceed $5,000,000, except as provided in Section 2.7.

     The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Securities. Unless limited by the terms of such appointment, an authenticating agent may authenticate Securities whenever the Trustee may do so. An authenticating agent may authenticate Securities on behalf of the Trustee except upon original issuance and pursuant to Section 2.7. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Company, a Subsidiary or an Affiliate of the Company.

     SECTION 2.3 Registrar and Paying Agent.

     The Company shall maintain an office or agency where Securities may be presented for registration of transfer, exchange or conversion ("Registrar"), an office or agency where securities may be presented for payment ("Paying Agent") and an office or agency where notices or demands to or upon the Company m respect of the Securities and the Indenture may be served. The Registrar shall keep a register of the Securities and of their transfer, exchange and conversion. The Company may appoint one or more co-registrars and one or more additional paying agents. The term "Paying Agent" includes any additional Paying Agent. The Company may change any Paying Agent, Registrar or co-registrar without notice to any Securityholder.

     The Company may enter into an appropriate agency agreement with any Agent not a party to this Indenture. The agreement shall implement the provisions of this Indenture that relate to such Agent. The Company shall give prompt written notice to the Trustee of the name and address of any Agent who is not a party to this Indenture. If the Company fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such. The Company, any Subsidiary or any of their Affiliates may act as Paying Agent, Registrar or co-registrar.

     The Company initially appoints the Trustee as Registrar and Paying Agent and agent for service of notices and demands.

     SECTION 2.4 Paying Agent to Hold Money in Trust

     On or prior to the due date of principal of, premium if any, and interest on any Securities, the Company shall deposit with the Paying Agent money sufficient to pay such principal, premium, if any, and interest so becoming due. The Company shall require each Paying Agent other than the Trustee to agree in writing that the Paying Agent shall hold in trust for the benefit of Securityholders or the Trustee all money held by the Paying Agent for the payment of principal of, premium, if any, and interest on the Securities (whether such money has been paid to it by the Company or any other obligor on the Securities) and shall notify the Trustee in writing of any failure by the Company (or an other obligor on the Securities) in making any such payment. While any such failure continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee and to account for any fluids disbursed. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Company) shall have no further liability for the money so paid over to the Trustee. if the Company acts as Paying Agent, it shall segregate and hold in a trust fluid for the benefit of the Securityholders all money held by it as Paying Agent.

     SECTION 2.5 Securityholder Lists.

     The Registrar shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Securityholders. if the Trustee is not the Registrar, the Company shall furnish to the Trustee seven days prior to each interest payment date for the Securities and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require, containing all of the information in the possession or control of the Registrar, the Company or any of its Paying Agents other than the Trustee, as to the names and addresses of Securityholders and the Company shall otherwise comply with TIA 312(a).

     SECTION 2.6 Registration of Transfer and Exchange.

     When Securities are presented to the Registrar or a co-registrar with a request to register their transfer or to exchange them for an equal principal amount of Securities of other authorized denominations, the Registrar or co-registrar, as the case may be, shall register the transfer or make the exchange if its requirements for such transaction are met; provided that a Security presented or surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument or transfer in form satisfactory to the Registrar or such co-registrar duly executed by the Holder thereof or his attorney duly authorized in writing. The registration of any Security upon transfer or exchange shall be effective only after the surrender of the Security and the issuance by the Company and authentication by the Trustee of a replacement Security. To permit registrations of transfer and exchanges, the Company shall issue and the Trustee shall authenticate Securities at the Registrar's request. The Company will not make any service charge for any registration of transfer or exchange but may require payment by the party requesting such registration of transfer or exchange of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The Company shall not be required to and, without the prior written consent of the Company, the Registrar shall not be required to, register the transfer or exchange of (i) any Security selected for redemption in whole or in part, except the redeemed portion of any Security being redeemed in part, or
(ii) any security for a period of 15 days before a selection of Securities to be redeemed.

     SECTION 2.7 Replacement Securities.

     If a mutilated Security is surrendered to the Trustee or if the Holder of a Security claims that the Security has been lost, destroyed or wrongfully taken, the Company shall issue and the Trustee, at the Company's request, shall authenticate a replacement Security if the requirements of the Trustee and the Company are met, provided that the Trustee shall not be required to authenticate or replace any such Security which has been called for redemption in accordance with the terms thereof. if required by the Trustee or the Company, an indemnity bond must be sufficient in the judgment of each of the foregoing to protect the Company, the Trustee, any Agent or any authenticating agent from any loss which any of them may suffer if a Security is replaced. The Company may charge the Securityholder who has lost a Security for its expenses in replacing a Security.

     Every replacement Security is an additional obligation of the Company and shall be entitled to the benefits of this Indenture.

     SECTION 2.8 Outstanding Securities.

     The Securities outstanding at any time are all the Securities authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation and those described in this Section as not outstanding.

     If a Security is replaced pursuant to Section 2.7, it ceases to be outstanding and interest ceases to accrue unless the Trustee receives proof satisfactory to it that the replaced Security is held by a bona fide purchaser.

     If all principal of, premium, if any, and any interest on any of the Securities are considered paid under Section 4.1, such Securities shall cease to be outstanding and interest on them shall cease to accrue.

     A Security does not cease to be outstanding because the Company, a Subsidiary or an Affiliate holds such Security, provided that such Security shall not be outstanding for purposes of determining the aggregate principal amount of Securities which consented to an amendment or waiver of the Indenture pursuant to
Section 9.2.

     SECTION 2.9 Treasury Securities.

     In determining whether the Holders of the required principal amount of Securities have concurred in any direction, waiver or consent, Securities owned by the Company, a Subsidiary or an Affiliate of the Company shall be considered as though they are not outstanding, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Securities which the Trustee knows are so owned shall be so disregarded. Securities owned by the Company, a Subsidiary or an Affiliate of the Company which have been pledged in good faith may be regarded as outstanding if the Trustee receives an Officer's Certificate stating that said securities have been so pledged, that the pledgee is entitled to vote with respect to such Securities and the pledgee is not the Company or any other obligor on the Securities, a Subsidiary or an Affiliate of the Company, a Subsidiary or such other obligor.

     SECTION 2.10 Temporary Securities.

     Until definitive Securities are ready for delivery, the Company may prepare and execute and the Trustee shall authenticate temporary Securities. Temporary Securities shall be substantially in the form of definitive Securities but may have variations that the Company considers appropriate for temporary Securities. Without unreasonable delay, the Company shall prepare and the Trustee upon receipt of a written order of the Company signed by two officers, shall authenticate definitive Securities in exchange for temporary Securities. Until such exchange, temporary Securities shall be entitled to the same rights, benefits and privileges as definitive Securities.

     SECTION 2.11 Cancellation.

     The Company at any time may deliver Securities to the Trustee for cancellation. The Registrar and Paying Agent shall forward to the Trustee any Securities surrendered to them for redemption, registration of transfer, exchange or payment. The Trustee shall cancel all Securities surrendered for redemption, registration of transfer, exchange, payment, replacement or cancellation and shall destroy canceled Securities. The Company may not issue new Securities to replace Securities that it has paid or that have been delivered to the Trustee for cancellation. All canceled Securities held by the Trustee shall be destroyed and certification of their destruction delivered to the Company.

     SECTION 2.12 CUSIP Numbers.

     The Company in issuing the Securities may use "CUSIP" numbers (if then generally in use), and the Trustee shall use CUSIP numbers (if such have been obtained) in notices of redemption or exchange as a convenience to Holders; provided that any such notice shall state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of redemption or exchange and that reliance may be placed only on the other identification numbers printed on the Securities.

     SECTION 2.13 Defaulted Interest.

     If the Company fails to make a payment of interest on the Securities, it shall pay such interest plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Securityholders on a subsequent special record date. The Company shall fix the special record date and payment date in a manner reasonably satisfactory to the Trustee. The payment date shall be no less than 15 days after such record date. At least 15 days before the special record date, the Company shall mail to Securityholders a notice that states the special record date, payment date and amount of such interest to be paid.


                            ARTICLE 3

                            REDEMPTION


     SECTION 3.1 Notice to Trustee.

     Subject to the terms of the form of Security attached as Exhibit A hereto, the Company may, at its option, redeem at any time or from time to time all or any portion of the Securities; provided, however, that Securities may not be redeemed prior to August 1, 2001.

     SECTION 3.2 Selection of Securities to Be Redeemed.

     If less than all of the Securities are to be redeemed, the Trustee shall select the Securities to be redeemed pro rata or by lot or by a method that complies with the requirements of any exchange on which the Securities are listed and that the Trustee considers fair and appropriate. The Trustee shall make the selection not less than 30 nor more than 60 days prior to the Redemption Date from Securities outstanding not previously called for redemption The Trustee may select for redemption portions of the principal of Securities. Provisions of this Indenture that apply to Securities called for redemption also apply to portions of Securities called for redemption. The Trustee shall notify the Company promptly of the Securities or portions of Securities to be called for redemption.

     SECTION 3.3 Notice of Redemption.

     (a) At least 30 days but not more than 60 days before the Redemption Date, the Company shall mail a notice of redemption by first-class mall to each Holder whose Securities are to be redeemed. The notice shall identify the Securities to be redeemed and shall state:

          (1) the Redemption Date;

          (2) the Redemption Price;

          (3) if any Security is being redeemed in part, the portion of the principal amount of such Security to be redeemed and that, on or after the Redemption Date, upon surrender of such

Security, a new Security or Securities in principal amount equal to the unredeemed portion shall be issued;

          (4) the name and address of the Paying Agent;

          (5) that Securities called for redemption must be surrendered to the Paying Agent to collect the Redemption Price plus accrued interest to the Redemption Date;

          (6) that, unless the Company defaults in making payment of the Redemption Price and accrued interest to the Redemption Date, interest on Securities called for redemption ceases to accrue on and after the Redemption Date and the only remaining right of the Holders is to receive payment of the Redemption Price plus accrued interest to the Redemption Date upon surrender of the Securities to the Paying Agent; and

          (7) the Security's CUSIP number (subject to the provision in Section 2.12).

     At the Company's request, the Trustee shall give the notice of redemption in the Company's name and at its expense; provided, however, that the Company shall deliver to the Trustee, at least 40 days prior to the Redemption Date, an Officers' Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph. Concurrently with the giving of any such notice by the Company to the Securityholders the Company shall deliver to the Trustee an Officers' Certificate stating that such notice has been given. The notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Holder receives such notice. In any case, failure to give such notice by mall or any defect in the notice to the Holder of any Security shall not affect the validity of the proceeding for the redemption of any other Security.

     SECTION 3.4 Effect of Notice of Redemption

     Once notice of redemption is mailed, Securities called for redemption become due and payable on the Redemption Date at the Redemption Price plus accrued interest to the Redemption Date. Upon surrender to the Paying Agent, such securities shall be paid at the Redemption Price plus accrued interest to the Redemption Date.

     SECTION 3.5 Deposit of Redemption Price.

     On or prior to the Redemption Date, the Company shall deposit with the Trustee or with the Paying Agent (or if the Company is acting as its own Paying Agent, the Company shall segregate and hold in trust) money sufficient to pay the Redemption Price of, and accrued interest to the Redemption Date on, all Securities to be redeemed on that date.

     If any Security called for Redemption shall not be so paid (in the manner provided in Section 4.1) on the applicable Redemption Date, interest shall be paid, from the Redemption Date until such Redemption Price and accrued interest is paid, on the unpaid principal of, premium, if any, and, to the extent lawful, on any interest not paid on such unpaid principal, in each case at the rate and in the manner provided in the Securities. Prior to the date such Redemption Price and accrued interest is paid, the Company shall deposit with the Trustee or the Paying Agent (or if the Company is acting as its own Paying Agent, the Company shall segregate or hold in trust) money to pay the additional interest contemplated by the previous sentence.

     SECTION 3.6 Securities Redeemed in Part.

     Upon surrender of a Security that is redeemed in part, the Company shall issue, and the Trustee shall authenticate for the Holder at the expense of the Company, a new Security in an authorized denomination equal in principal amount to the unredeemed portion of the Security surrendered.

     SECTION 3.7 Repurchase of Securities.

     Nothing herein shall prohibit the Company from repurchasing from time to time all or any portion of the Securities in the open market or in privately negotiated transactions.


                            ARTICLE 4

                            COVENANTS


     SECTION 4.1 Payment of Securities.

     The Company shall pay the principal of, premium, if any, and interest on the Securities on the dates and in the manner provided in the Securities and in this Indenture. An installment of principal, plus premium, if any, (including any redemption of Securities pursuant to paragraph 5 of the Securities) or interest shall be considered paid on the date it is due if the Trustee or Paying Agent (other than the Company, a Subsidiary or an Affiliate) holds on that date money designated for and sufficient to pay the installment if payment thereof is not prohibited by Article 10.

     The Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law to the extent that such interest is an allowed claim enforceable against the debtor in a bankruptcy case under Title 11 of the U.S. Code) on overdue principal at the rate then borne by the Securities; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law to the extent that such interest is an allowed claim enforceable against the debtor in a bankruptcy case under Title 11 of the U.S. Code) on overdue installments of interest at the same rate to the extent legally permitted.

     SECTION 4.2  Maintenance of Office or Agency.

     The Company shall designate in the State of New York, an office or agency (which may be an office of the Trustee, Registrar or co-registrar) where at all times the Securities may be surrendered for registration of transfer or exchange and where at all times the notices and demands to or upon the Company in respect of the Securities and this Indenture may be served. The Company shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fall to so designate any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the address of the Trustee set forth in Section 12.2.

     The Company may also designate from time to time one or more other offices or agencies where the Securities may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided that no such designation or rescission shall be in any manner relieve the Company of its obligation to so designate as aforesaid an office or agency in the State of New York, for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

     The Company hereby designates the Trustee's Corporate Trust
Office in the State of New York, as one such office or agency of the Company in accordance with Section 2.3.

     SECTION 4.3 Corporate Existence.

     Subject to Article 5, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and that of each Subsidiary and the rights (charter and statutory) and corporate franchises of the Company and its Subsidiaries; provided that the Company shall not be required to preserve any such existence (except of the Company), right or franchise if the Board of Directors of the Company, or of the Subsidiary concerned, shall determine that the preservation thereof is no longer desirable or necessary in the conduct of the business of the Company or such Subsidiary and that the loss thereof is not adverse in any material respect to the Holders or to the business, financial prospects, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries take as a whole.

     SECTION 4.4 [Intentionally Omitted].

     SECTION 4.5 Compliance Certificate.

     The Company shall deliver to the Trustee, within 105 days after the end of each fiscal year of the Company, an Officers Certificate, which shall comply with Section 12.5, stating whether or not the signers know of any Default or Event of Default, and, if they do know of such a Default or Event of Default, the certificate shall describe the Default or Event of Default, its status and the action that the Company is taking or proposes to take with respect thereto.

     The Company shall deliver to the Trustee, within 105 days after the end of each fiscal year of the Company, an Accountant's Certificate stating; (a) that their audit examination has included a review of the terms of this Indenture and the Securities as they relate to accounting matters, and (b) whether, during the course of their audit examination, any Default has come to their attention and, if such a Default has come to their attention and, if such a Default has come to their attention, specifying the nature and period of existence thereof; provided that the independent certified public accountants delivering such Accountants' Certificate shall not be liable in respect of such statement by reason of any failure to obtain knowledge of any Default that would not be disclosed in the course of an audit examination conducted in accordance with generally accepted auditing standards.

     Promptly after any officer of the Company obtains knowledge of any Default, and in any event within 10 Business Days thereafter, the Company shall deliver an Officer's Certificate to the Trustee describing such Default, its status and the action that the Company is taking or proposes to take with respect thereto.

     SECTION 4.6 SEC Reports.

     The Company shall file with the Trustee, within 15 days after it files them with the SEC, copies of the annual reports and quarterly reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may be rules and regulations prescribe), if any, which the Company is required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. The Company also shall comply with the other provisions of TIA 314(a).

     SECTION 4.7 Waiver of Stay, Extension or Usury Laws.

     The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, or plead, or in any manner whatsoever claim, and shall reasonably resist any and all efforts to be compelled to take the benefit or advantage of, any stay or extension law or any usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of and/or interest on the Securities as contemplated herein, wherever enacted, now or at any time hereinafter in force, or which may affect the covenants or the performance of this Indenture; and (to the extent that it may lawfully do so) the Company hereby expressly waives all benefit or advantage of any such law and covenants that it shall not hinder, delay, or impede the execution of any power herein granted to the Trustee but shall suffer and permit the execution of every such power as though no such law has been enacted. Nothing contained herein shall be construed to cause the Company to violate any law, rule, stay or order of any kind whatsoever.

     SECTION 4.8 No Violation or Contravention.

     The execution and delivery by the Company of this Indenture, the issuance, sale and delivery of the Securities and the performance by the Company of its obligations hereunder and under the Securities, and the consummation of the transactions contemplated hereby and under the Securities have been duly authorized by all necessary corporate action on the part of the Company and do not and will not violate any provision of the charter documents of the Company or of any of its Subsidiaries, and do not and will not and will not violate, or conflict with, or constitute a default under, or permit the termination of, or result in the creation of any lien, claim or encumbrance upon any property of the Company or any of its Subsidiaries under, (i) any statute or law or any judgment, decree, order, regulation or rule of any court or governmental authority, domestic or foreign, to which the Company or any of its Subsidiaries or any of their respective properties may be subject, or (ii) any material contract, indenture, mortgage, loan agreement, note, lease or other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which any of them may be bound, or to which any of their respective properties may be subject, which conflict, default, termination or lien, claim or encumbrance would have a material adverse effect upon the operations, business, prospects, assets, properties or condition (financial or other) of the Company and its Subsidiaries taken as a whole.


                            ARTICLE 5

                           MERGER, ETC.


     SECTION 5.1 When Company May Merge, etc.

     The Company shall not consolidate or merge with or into or sell, assign, transfer or lease all or substantially all of its assets to any Person unless:

     (1) the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer or lease or conveyance shall have been made (the "Purchaser"), is a corporation or other entity organized and existing under the laws of the United States, any state thereof or the District of Columbia;

     (2) the Purchaser assumes by supplemental indenture all the Obligations of the Company under the Securities and this Indenture; and

     (3) immediately before and immediately after such transaction, and giving effect thereto, no Default or Event of Default shall have occurred and be continuing.

     The Company shall deliver to the Trustee prior to the proposed transaction an Officer's Certificate, an Opinion of Counsel and an Accountants Certificate each stating that the proposed transaction and such supplemental indenture comply with this Indenture.

     SECTION 5.2 Successor Corporation Substituted.

     Upon any consolidation or merger, or any transfer of all or substantially all of the assets, of the Company in accordance with
Section 5.1, the Purchaser shall succeed to, and be substituted for, and may exercise every right and power and will assume all obligations and covenants of, the Company under this Indenture to the same effect as if such Purchaser had been named as the Company herein and thereafter the Company (which term shall for this purpose mean the person named as the "Company" in the first paragraph of this Indenture or any Purchaser which previously shall have become liable in the manner prescribed in this Article 5) shall be relieved of all obligations and covenants and shall no longer exercise any rights or powers under this Indenture and the Securities.


                            ARTICLE 6

                      DEFAULTS AND REMEDIES


     SECTION 6.1 Events of Default.

     An "Event of Default" occurs if:

     (i) the Company defaults in the payment of interest on any Security when the same becomes due and the default continues for a period of 30 days, whether or not such payments shall be prohibited by the provisions of Article 10 hereof;

    (ii) the Company defaults in the payment of the principal of

(or premium, if any, on) any Security when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise, whether or not such payment shall be prohibited by the provisions of Article 10 hereof;

  (iii) the Company fails to comply with any of its other agreements or covenants in, or provisions of, the Securities or this Indenture, and the Default continues for the period and after the notice specified below;

    (iv) a final judgment or final judgments for the payment of money are entered by a court or courts of competent jurisdiction against the Company or any Subsidiary which remain undischarged and unbonded for a period (during which execution shall not be effectively stayed) of 60 days, provided that the aggregate of all such judgments (to the extent not paid or covered by insurance) exceeds $2,500,000;

     (v) the Company or any Significant Subsidiary or Subsidiaries, pursuant to or within the meaning of any Bankruptcy
Law:

     (A)  commences a voluntary case or proceeding,

     (B) consents to the entry of an order for relief against it in an involuntary case or proceeding,

     (C) consents to the appointment of a Custodian of it or for all substantially all of its property,

     (D) makes a general assignment for the benefit of its creditors, or

     (E) generally is not paying its debts as the same become due unless such debts are the subject of a bona fide dispute; or

     (vi) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

      (A) is for relief against the Company or any Significant
          Subsidiary or Subsidiaries in an involuntary case or proceeding,

      (B) appoints a Custodian of the Company or any Significant
          Subsidiary or Subsidiaries or for all or substantially all of its property; or

      (C) orders the liquidation of the Company or any Significant Subsidiary or Subsidiaries; and in each case the order or decree remains unstayed and in effect for 60 days.

      The term "Bankruptcy Law" means Title 11, U.S. Code or any similar Federal or state law for the relief of debtors, and any applicable Federal or state banking law which governs the operation, disposition and liquidation of failing or failed financial institutions. The term "Custodian" means any receiver, trustee, assignee, liquidator, sequestrator or similar official under any Bankruptcy Law.

     A Default under clause (iii) of this Section 6.1 is not an Event of Default until the Trustee notifies the Company in writing, or the Holders of at least 25% in principal amount of the Securities then outstanding notify the Company and the Trustee in writing, of the Default, and the Company does not cure the Default within 30 days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default". Such notice shall be given by the Trustee if so requested in writing by the Holders of at least 25% in principal amount of the Securities then outstanding. Any notice required to be delivered by the Trustee to the Company hereunder shall be given promptly after the Trustee becomes aware of such Default or is requested by the Holders to deliver such notice.

     SECTION 6.2 Acceleration.

     If an Event of Default occurs and is continuing the Trustee or the Holders of at least 25% of the principal amount of the Securities then outstanding, by written notice to the Company (and to the Trustee if such notice is given by the Holders) may, and the Trustee at the written request of such Holders shall, declare all unpaid principal of, premium, if any, and accrued interest on all the Securities to be due and payable as specified below. The Holders of at least a majority in principal amount of the Securities then outstanding by written notice to the Trustee may rescind an acceleration and its consequences if (i) all existing Events of Default, other than the non-payment of principal of or interest on the Securities which have become due solely because of the acceleration, have been cured or waived and (ii) the recission would not conflict with any judgment or decree of a court of competent jurisdiction.

     SECTION 6.3 Other Remedies.

     If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of, premium, if any, or interest on the Securities or to enforce the performance of any provision of the Securities or this Indenture.

     The Trustee may maintain a proceeding even if it does not possess any of the Securities or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Security holder in exercising any right or remedy accruing upon an Event of

Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All remedies are cumulative to the extent permitted by law.

     SECTION 6.4 Waiver of Past Defaults.

     Subject to Section 6.2, 6.7 and 9.2, the Holders of at least a majority in principal amount of Securities then outstanding by notice to the Trustee may waive an existing Default or Event of Default and its consequences, except a Default in the payment of the principal of, premium, if any, or interest on any Security as specified in clauses (I) or (ii) of Section 6.1. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

     SECTION 6.5 Control by Majority.

     The Holders of at least a majority in principal amount of the Securities then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture, that the Trustee determines may be unduly prejudicial to the right of other Security holders or that may involve the Trustee in personal liability.

     SECTION 6.6 Limitation on Suits.

     A Security holder may not pursue a remedy with respect to this Indenture or the Securities unless:

     (i) the Holder gives to the Trustee written notice of a continuing Event of Default;

     (ii) the Holders of at least a majority in principal amount of the Securities then outstanding make a written request to the Trustee to pursue the remedy;

    (iii) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any loss, liability, cost or expense;

     (iv) the Trustee does not comply with the request within 60 days after the receipt of the request and the offer of indemnity; and

      (v) during such 60-day period the Holders of at least a majority in principal amount of the Securities then outstanding do not give the Trustee a direction inconsistent with the request.

     A Security holder may not use this Indenture to prejudice the rights of another Security holder or to obtain a preference or priority over another Security holder.

     SECTION 6.7 Rights of Holders to Receive Payment.

     Notwithstanding any other provision in this Indenture, except for the provisions of Article 10, the right of any Holder of a Security to receive payment of principal of, premium, if any, or interest on the Security on or after the respective due dates expressed in the Security, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the Holder.

     SECTION 6.8 Collection Suit by Trustee.

     If an Event of Default specified in Section 6.1(I) and (li) occurs and is continuing, the Trustee may recover judgment in its own name or as trustee of a express trust, institute any action or proceeding at law or in equity against the Company or any other obligor on the Securities for the whole amount of principal, premium, if any, and accrued interest remaining unpaid on the Securities, together with interest on overdue principal and, to the extent that payment of such interest is lawful, interest in overdue installments of interest, in each case at the rate borne by the Securities, and such further amount as shall be sufficient to cover the costs and expenses of collection including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

     SECTION 6.9 Trustee May File Proofs of Claim.

     The Trustee may file such proofs of claim and other papers or documents that may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Security holders allowed in any judicial proceedings relative to the Company (or any other obligor upon the Securities), its creditors or its property and shall be entitled and empowered to collect and receive any monies or other property payable and deliverable on any such claims and to distribute the same, and any custodian in any such judicial proceeding is hereby authorized by each Security holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Security holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.7. Nothing herein contained shall be deemed to authorize the Trustee to authorize consent to or accept or adopt on behalf of any Security holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Security holder in any such proceeding.

     SECTION 6.10 Priorities.

     If the Trustee collects any money pursuant to this Article 6, it shall pay out the money in the following order:

     First:     to the Trustee for amounts due under Section 7.7;

     Second:    to the holders of any Senior Indebtedness, to the
extent required by Article 10 hereof;

     Third:     to Security holders for amounts due and unpaid on
the Securities for principal, premium, if any, and interest ratably without preference or priority of any kind, according to the amounts due and payable on the Securities for principal and interest, respectively; and

     Fourth:   to the Company or any other obligors on the
Securities, as their interests may appear, or as a court of competent jurisdiction may direct.

     The Trustees, upon prior written notice to the Company, may fix a record date and payment date for any payment to Security holders pursuant to this Section 6.10.

     SECTION 6.11 Undertaking for Costs.

     In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys fees, against any party litigant in the suit having due regard to the merits and good faith of the claims and defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.7, or a suit by Holders of more that 10% in principal amount of the Securities then outstanding.

                            ARTICLE 7

                             TRUSTEE


     SECTION 7.1 Duties of Trustee.

     (a) If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

     (b)  Except during the continuance of an Event of Default:

          (1) The Trustee need perform only those duties that are specifically set forth in this Indenture or (to the extent applicable) the TIA and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee.

          (2) In the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions delivered to the Trustee by the Company pursuant to this Indenture and conforming to the requirements of this Indenture. However, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture but need not confirm the accuracy of mathematical computations.

     (c) Notwithstanding anything to the contrary herein contained, the Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that

          (1) This paragraph does not limit the effect of paragraph
(b) of this Section 7.1.

          (2) The Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts.

          (3) Except as otherwise provided in Section 7.1(a), the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.5.

     (d) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b), (c) and (e) of this Section 7.1.

     (e) No provision of the Indenture shall require the Trustee to expend or risk its own funds or incur any liability. The Trustee may refuse to perform any duty or exercise any right or power unless it receives indemnity satisfactory to it against any loss, liability, cost or expense.

     (f) The Trustee shall not be obligated to pay interest on any money received by it unless otherwise agreed in writing with the Company. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law. The Trustee has no obligation to invest monies held by it hereunder except pursuant to written instructions received by the Trustee and signed by the two officers of the Company.

     SECTION 7.2 Rights of Trustee.

     (a) The Trustee may rely on any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in any such document.

     (b) Before the Trustee acts or refrains from acting, it may, to the extent reasonable, require an Officers' Certificate or an Opinion of Counsel or both. The Trustee shall not be liable for any action it takes or omits to take in good faith and without negligence in reliance on the Officers' Certificate or Opinion of Counsel.

     (c) The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed and retained with due care.

     (d) The Trustee shall not be liable for any action it takes or omits to take in good faith and without negligence which it reasonably believes to be authorized or within the right of powers conferred upon it by this Indenture.

     (e) The Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel as to matters of law shall be full and complete authorization and protection in respect of any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

     (f) Unless otherwise specifically provided in the Indenture, any demand, request, direction or notice from the Company shall be sufficient if signed by an Officer of the Company.

     SECTION 7.3 Individual Rights of Trustee.

     The Trustee in its individual or any other capacity may become the owner or the pledgee of Securities and may otherwise deal with the Company or an Affiliate with the same rights it would have if it were not a Trustee. Any Agent may do the same with like rights. However, the Trustee is subject to Sections 7.10 and 7.11.

     SECTION 7.4 Trustee's Disclaimer.

     The Trustee makes no representations as to the validity or adequacy of this Indenture or the Securities; it shall not be accountable for the Company's use of the proceeds from the Securities; it shall not be accountable for any money paid to the Company or upon the Company's directions, if made under and in accordance with any provision of this Indenture; it shall not be responsible for the use or application of any money received by any Paying Agent other than the Trustee; and it shall not be responsible for any statement of the Company in this Indenture or any statement in the Securities other than its certificate of authentication.

     SECTION 7.5 Notice of Defaults.

     If a Default or an Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to Security holders a notice of the Default or Event of Default within 90 days alter the occurrence thereof. Except in the case of a Default or Event of Default in payments of any Security the Trustee may withhold the notice if and so long as the board of directors, executive committee or a trust committee or directors and/or responsible officers of the Trustee in good faith determines that withholding the notice is in the interest of Security holders.

     SECTION 7.6 Reports by Trustee to Holders.

     This Section 7.6 shall not be operative as part of this Indenture unless and until this Indenture is qualified under the TIA and, until such qualification, this Indenture shall be construed as if this Section 7.6 were not contained herein. The Company shall provide the Trustee with written notice as promptly as practical, but in any event no later than 30 days before the date (if any) on which this Indenture is expected to be qualified under the TIA.

     Each calendar year the Trustee, if required by the provisions of TIA 313(a), shall mail to Security holders a brief report dated as of such reporting date that complies with TIA 313(a). The Trustee also shall comply with TIA 313(b)(2). The Trustee shall also transmit reports required by TIA 313 by mail as required by TIA 313(c) and TIA 313(d).

     The Company shall notify the Trustee in writing when the Securities are listed on any securities exchange.

     SECTION 7.7 Compensation and Indemnity.

     The Company shall pay to the Trustee from time to time reasonable compensation for its services. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust The Company shall reimburse the Trustee upon request for all reasonable disbursements, advances and expenses incurred by it in connection with the performance of its duties under this Indenture including reasonable compensation, disbursements and expenses of the Trustees' agents and counsel.

     The Company shall indemnify the Trustee against any loss, liability, cost or expense incurred by it arising out of or in connection with the performance of its duties under this Indenture, except as set forth in the next paragraph. The Trustee shall notify the Company promptly of any claim for which it may seek indemnity. The Company shall defend such claim and the Trustee shall cooperate m such defense. The Trustee may have separate counsel at its own expense, provided that the Company shall pay the reasonable fees and expenses of such counsel if there is a conflict of interest between the Company and the Trustee in defending such claim.

     The Company need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee through negligence, willful misconduct or bad faith. The Company need not pay for any settlement made by the Trustee without the Company's consent. The Company will only withhold consent where in good faith the Company believes there are reasonable grounds for withholding consent.

     The obligation of the Company under Section 7.7 to compensate the Trustee and to pay and reimburse the Trustee for such expenses, disbursements and advances shall constitute additional
Indebtedness.

     To secure the Company's payment obligations in this Section, the Trustee shall have a Lien prior to the Securities on all money or property held or collected by the Trustee, except that held in trust to pay the principal of and interest on particular Securities. Such obligations shall survive the satisfaction and discharge of the Indenture.

     When the Trustee incurs expenses or renders services after an Event of Default specified in clause (v) and (vi) of Section 6.1 occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any Bankruptcy Law.

     SECTION 7.8 Replacement of Trustee.

     A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor

Trustee's acceptance of appointment as provided in this Section.

     Subject to TIA 310(b), the Trustee may resign and be discharged from the trust hereby created by so notifying the Company in writing, such resignation and discharge to become effective as provided in the last paragraph of this Section. The Holders of a majority in principal amount of the then outstanding Securities may remove the Trustee by so notifying the Trustee and the Company. The Company may remove the Trustee if:

     (i)  the Trustee fails to comply with Section 7.10;

    (ii) the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

   (iii) a Custodian or public officer takes charge of the Trustee or its property; or

    (iv)  the Trustee becomes incapable of acting.

     If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee. The Trustee shall be entitled to payment of its fees and reimbursement of its expenses while acting as Trustee.

     If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company or the Holders of at least 10% in principal amount of the then outstanding Securities may petition any court of competent jurisdiction for the appointment of a successor Trustee.

     If the Trustee, after written request by any Security holder who has been a Security holder for at least six months, fails to comply with Section 7.10, any Security holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

     A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to Security holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the Lien provided for in Section 7.7. Notwithstanding replacement of the Trustee pursuant to this Section 7.8, the Company's obligation under Section 7.7 shall continue for the benefits of the retiring Trustee.

     SECTION 7.9 Successor Trustee or Agent by Merger, etc.

     If the Trustee or any Agent consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act shall be the successor Trustee or any Agent, subject, inter alia to the provisions of Section 7.10.

     SECTION 7.10 Eligibility; Disqualification.

     There shall at all times be a Trustee hereunder which shall be a corporation organized and doing business under the laws of the United States of America or of any state thereof authorized under such laws to exercise corporate trust powers, shall be subject to supervision or examination by Federal or State authority and shall have a combined capital and surplus of at least $10,000,000 as set forth in its most recent published annual report of condition.

     This Indenture shall always have a trustee who satisfies the requirements of TIA 310(a)(1). The Trustee is subject to and will comply at all times with TIA 310(b) whether or not this Indenture is qualified under the TIA.

     SECTION 7.11 Preferential Collection of Claims Against
                  the Company.

     The Trustee shall be subject to, and the Trustee shall at all times comply with, TIA 311(a), excluding any creditor relationship listed in TIA 311(b), whether or not this Indenture is qualified under the TIA. A Trustee who has resigned or been removed shall be subject to TIA 311(a) to the extent indicated therein, whether or not this Indenture is qualified under the TIA.


                            ARTICLE 8

                      DISCHARGE OF INDENTURE


     SECTION 8.1 Termination of Company's Obligations.

     This Indenture shall cease to be of further effect (except that the Company's Obligations under Section 7.7 and the Trustee's and Paying Agent's obligations under Section 8.3 shall survive) when all outstanding Securities theretofore authenticated and issued have been delivered (other than destroyed, lost or stolen Securities which have not been replaced or paid) to the Trustee for cancellation in accordance with the terms of such Securities and this Indenture. In addition, the Company may terminate all of its obligations under this Indenture other than its obligations under those Sections specifically noted below, at any time within one year of the stated maturity of the Securities if:

     (1) (a) the Company irrevocably deposits in trust with the Trustee money or U.S. Government Obligations sufficient (in an opinion set forth in an Accountant's Certificate delivered by the Company to the Trustee) to pay, or which at maturity will be sufficient to pay, principal premium, if any, and interest on the Securities to and at maturity, and to pay all other sums payable by it hereunder, provided that the Trustee shall have been irrevocably instructed to apply such money or the proceeds of such U.S. Government Obligations to the payment of said principal and interest with respect to the Securities; (b) provided such deposit shall not cause the Trustee to have conflicting interest for purposes of the TIA whether or not the Indenture shall then be qualified under the TIA; and (c) the Company has delivered to the Trustee (i) either (x) a ruling directed to the Trustee received from the Internal Revenue Service to the effect that the Holders of the Securities will not recognize income, gain or loss for Federal income tax purposes as a result of the Company's exercise of its option under this Section 8.1 and will be subject to Federal income tax in the same manner and at the same times as would have been the case if such option had not been exercised or (y) an Opinion of Counsel to the same effect as the ruling described in clause (x) accompanied by a ruling to that effect published by the Internal Revenue Service and (ii) an Opinion of Counsel to the effect that
(x) the trust funds will not be subject to any rights of holders of Senior Indebtedness including, without limitation, those arising under Article 10 of this Indenture, and (y) after the passage of 123 days following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and

     (2) the Company delivers to the Trustee an Officers'
Certificate stating that all of the provisions of this Section 8.1 have been complied with' and an Opinion of Counsel, reasonably satisfactory to the Trustee, to the same effect; and

     (3) no Event of Default or Default with respect to the Securities shall have occurred and be continuing on the date of such deposit.

Then, in such event, the obligations of the Company under this Indenture shall cease to be of further effect (except as provided in this paragraph) and the Trustee, on demand of the Company, shall execute proper instruments acknowledging confirmation of an discharge under this Indenture. The Company may make the deposit only if Article 10 does not prohibit such payment. However, the Company's obligations in Sections 2.3, 2.4, 2.5, 2.6, 2.7, 4.1, 4.2, 7.7, 7.8, 8.1, 8.2 and 8.4 and the Trustee's and Paying Agent's obligations hereunder, including under Section 8.3, shall survive until the Securities are no longer outstanding. Thereafter, only the Company's and Trustee's obligations in Section 7.7 and the Trustee's and Paying Agent's obligations in Section 8.3 shall survive. After such irrevocable deposit made pursuant to this
Section 8.1 and satisfaction of the other conditions set forth in this Section 8.1, the Trustee upon the written request signed by two Officers of the Company shall acknowledge in writing the discharge of the Company's obligations under this Indenture except for those surviving obligations specified above.

     "U.S. Government Obligations" means direct or indirect obligations of the United States of America or an agency of the United States of America for the payment of which the full faith and credit of the United States of America is pledged.

     In order to have money available on a payment date to pay principal or interest on the Securities, the U.S. Government Obligations shall be payable as to principal or interest on or before such payment date in such amounts as will provide the necessary money. U.S. Government Obligations shall not be callable or payable at the issuer's option.

     SECTION 8.2 Application of Trust Money.

     The Trustee shall hold in trust money or U.S. Government Obligations deposited with it pursuant to Section 8.1. It shall apply the deposited money and the money from U.S. Government Obligations through the Paying Agent and in accordance with this Indenture to the payment of principal and interest on the Securities. Money and U.S. Government Obligations held in trust are not subject to Article 10.

     SECTION 8.3 Repayment to Company.

     The Trustee and the Paying Agent shall promptly pay to the Company upon written request any excess money or Securities held by them at any time. The Trustee and the Paying Agent shall pay to the Company upon written request any money held by them for the payment of principal, premium, if any, or interest that remains unclaimed for two years after the date upon which such payment shall have become due; provided that the Company shall have first caused notice of such payment to be mailed to each Security holder entitled thereto no less than 30 days prior to such repayment. After payment to the Company, Security holders entitled to the money must look to the Company for payment as general creditors unless an applicable abandoned property law designates another person, and all liability of the Trustee and such Paying Agent with respect to such money shall cease.

     SECTION 8.4 Reinstatement.

     If the Trustee or Paying Agent is unable to apply any money in accordance with Section 8.2 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's obligations under this Indenture and the Securities shall be revived and reinstated as though no deposit has occurred pursuant to Section 82 until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 82; provided that, if the Company has made any payment of principal, premium, if any, or interest on any Securities because of the reinstatement of its obligations, the Company shall be surrogate to the rights of the Holders of such Securities to receive such payment from the money held by the Trustee or the Paying Agent.


                            ARTICLE 9

                            AMENDMENTS


     SECTION 9.1 Without Consent of Holders.

     The Company and the Trustee may amend this Indenture or the Securities without the consent of any Securityholder:

     (i)  to cure any ambiguity, defect or inconsistency;

     (ii) to comply with Section 5.1;

     (iii)to provide for uncertificated Securities in addition to or in place of certificated Securities; or

     (iv) to make any change that does not adversely affect the rights hereunder of any Securityholder, except changes that adversely affect the rights of any holders of Senior Indebtedness under Article 10, unless the holders of such Senior Indebtedness consent to the change. After an amendment or waiver under this
Section 9.1 becomes effective, the Company shall mail to Security holders a notice briefly describing the amendment or waiver.

     SECTION 9.2 With Consent of Holders.

     Except as provided below and subject to Sections 2.8 and 2.9, the Company and the Trustee may amend this Indenture or the Securities with the written consent of the Holders of at least 66
& 2/3% in aggregate principal amount of the then outstanding Securities. Upon the written request of the Company signed by two officers, accompanied by a resolution of the Board of Directors of the Company authorizing the execution of a supplemental indenture detailing such amendment, and upon the filing with the Trustee of evidence of the consent to of the Securityholder as aforesaid, the Trustee, subject to Section 9.6, shall join with the Company in the execution of such supplemental indenture.

     It shall not be necessary for the consent of the Holders under this Section to approve the particular form of any proposed amendment or waiver, but it shall be sufficient if such consent approves the substance thereof. An amendment under this Section may not make any change that adversely affects the rights of any holders of Senior Indebtedness under Article 10 or Sections 6.1, 6.2, or 6.9 unless the holders of such Senior Indebtedness consent to the change.

     After an amendment or waiver under this Section 9.2 becomes effective, the Company shall mail to the Holder of each Security affected thereby a notice briefly describing the amendment or waiver. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture. Other than as set forth in Article 6, the Holders of at least 66-2/3% in aggregate principal amount of the Securities then outstanding may waive compliance in a particular instance by the Company with any provisions of this Indenture or the Securities.

     Nothing contained herein to the contrary, without the consent of each Securityholder affected, an amendment under this Section may not:

     (i) reduce the amount of Securities whose Holders must consent to an amendment or waiver:

     (ii) reduce the rate of or change the time for payment of interest, including default interest, on any Security;

     (iii) reduce the principal of or change the fixed maturity of any Security or alter the redemption or conversion provisions with respect thereto;

     (iv) make any Security payable in money other than that stated in the Security;

     (v) make any change in Section 6.4, 6.7 or the first or fourth paragraphs of this Section 9.2;

     (vi) make any change in Article 10 that adversely affects in any manner the rights of any Security holder.

     SECTION 9.3 Compliance with Trust Indenture Act.

     Every amendment to this Indenture or the Securities shall be set forth in a supplemental indenture that complies with the TIA as then in effect whether or not this Indenture is then qualified under the TIA. The Trustee shall be entitled to receive and rely upon an opinion of counsel as to whether any such supplemental indenture complies with the TIA and complies with and is authorized by the provisions of this Indenture.

     SECTION 9.4 Revocation and Effect of Consents.

     (a) Until an amendment or waiver becomes effective, a consent to it by a Holder of a Security is a continuing consent by the Holder and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder's Security, even if notation of the consent is not made on any Security. However, any such Holder or subsequent Holder may revoke the consent as to his Security or portion of a Security if the Trustee receives written notice of revocation before the date on which the Trustee receives an Officer's Certificate certifying that the Holders of the requisite principal amount of Securities have consented to such amendments or waiver. An amendment or waiver becomes effective upon receipt by the Trustee of such Officer's Certificate and the written consents from the Holders of the requisite percentage in principal amount of Securities.

(b) The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any amendment or waiver. If a record date is fixed, then notwithstanding the second and third sentence of paragraph (a) of this Section 9.4, those persons who were Holders at such record date (or their duly designated proxies), and only those persons, shall be entitled to consent to such amendment or waiver or to revoke any consent previously given, whether or not such persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 120 days after such record date.

(c) After an amendment or waiver becomes effective, it shall bind every Security holder.

SECTION 9.5 Notation on or Exchange of Securities.

Upon the Company's written request, the Trustee shall place an appropriate notation provided by the Company about an amendment or waiver on any Security thereafter authenticated. The Company, in exchange for all Securities, may issue, and the Trustee shall authenticate, new Securities that reflect the amendment or waiver.

SECTION 9.6 Trustee to Sign Amendments, etc.

The Trustee shall sign any amendment or supplemental indenture authorized pursuant to this Article 9 if the amendment does not adversely affect the rights, duties, liabilities or immunities of the Trustee. If it does, the Trustee may, but need not, sign it. In signing or refusing to sign such amendment or supplemental indenture, the Trustee shall be entitled to receive and shall be fully protected in relying upon an Officers' Certificate and an Opinion of Counsel as conclusive evidence that such amendment or supplemental indenture is authorized or permitted by this Indenture, that it is not inconsistent herewith, and that it will be valid and binding upon the Company in accordance with its terms. The Company may not sign an amendment or supplemental indenture until the Board of Directors approves it.


                            ARTICLE 10

                          SUBORDINATION


SECTION 10.1 Securities Subordinated to Senior
             Indebtedness.

The Company covenants and agrees, and the Trustee and each Holder of the Securities by his acceptance thereof likewise covenants and agrees, that all payments of the principal of, premium, if any, and interest on, the Securities by the Company shall be subordinated in accordance with the provisions of this
Article 10 to the prior payment in full, in cash or cash equivalents, of all amounts payable under any Senior Indebtedness.

SECTION 10.2 Priority and Payment Over of Proceeds in
             Certain Events.

     (a) Upon any payment or distribution of assets or securities of the Company, as the case may be, of any kind or character whether in cash, property or securities, upon any dissolution or winding up or total or partial liquidation or reorganization of the Company, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all amounts payable under Senior Indebtedness shall first be paid in full in cash, or payment provided for in cash or cash equivalents before the Holders or the Trustee on behalf of the Holders shall be entitled to receive any payment of principal of, premium, if any, or interest on the Securities or distribution of any assets or securities. Before any payment may be made by the Company of the principal of, premium, if any, or interest on the Securities and upon any such dissolution or winding up or liquidation or reorganization, any payment or distribution of assets or securities of the Company of any kind or character, whether in cash, property or securities, to which the Holders or the Trustee on their behalf would be entitled, except for the provisions of this Article 10, shall be made by the Company or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other Person making such payment or distribution, directly to the holders of the Senior Indebtedness or their representatives to the extent necessary to pay all such Senior Indebtedness in full after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

     (b) No direct or indirect payment by or on behalf of the Company of principal of, premium, if any, or interest on the Securities whether pursuant to the terms of the Securities or upon acceleration or otherwise shall be made and no Securities may be acquired by the Company for cash or property if at the time of such payment or acquisition there exists a default in the payment of all or any portion of principal of, premium, if any, or interest on anySenior Indebtedness when due and payable, and such default shall not have been cured or waived or the benefits of this sentence waived by or on behalf of the holders of such Senior Indebtedness.

     (c) In the event that, notwithstanding the foregoing provision prohibiting such payment or distribution, the Trustee or any Holder shall have received any payment on account of the principal of, premium, if any, or interest on the Securities (other than as permitted by paragraphs (a) and (b) of the Section 10.2) at a time when such payment is prohibited by this Section 10.2 and before the principal of, premium, if any, and interest on Senior Indebtedness is paid in full, then and in such event (subject to the provisions of Section 10.8) such payment or distribution shall be received and held in trust for the holders of Senior Indebtedness and, upon written notice to the Trustee from the representative of the holders of the Senior Indebtedness and pursuant to the directions of such representatives, shall be paid over or delivered to the holders of the Senior Indebtedness remaining unpaid to the extent necessary to pay in full in cash or cash equivalents the principal of, premium, if any, and interest on such Senior Indebtedness in accordance with its terms after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

     Nothing contained in this Article 10 shall limit the right of the Trustee or the Holders of Securities to take any action to accelerate the maturity of the Securities pursuant to Section 6.2 or to pursue any rights or remedies hereunder; provided that all Senior Indebtedness then or thereafter due or declared to be due shall first be paid in full before the Holders or the Trustee are entitled to receive any payment from the Company of principal of, premium, if any, or interest on the Securities.

     Upon any payment or distribution of assets or securities referred to in this Article 10, the Trustee and the Holders shall be entitled to rely upon any order or decree of a court of competent jurisdiction in which such dissolution, winding up, liquidation or reorganization proceedings are pending and upon a certificate of the receiver, trustee in bankruptcy, liquidating trustee, agent or other person (excluding the Company) making any such payment or distribution, delivered to the Trustee for the purpose of ascertaining the persons entitled to participate in such distribution, the holders of Senior Indebtedness and other Indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article10.

     SECTION 10.3 Payments May be Paid Prior to Dissolution.

     Nothing contained in this Article 10 or elsewhere in this Indenture shall prevent (i) the Company, except under the conditions described in Section 10.2, from making at any time payments of principal, premium, if any, and interest on the Securities in accordance with the provisions of this Indenture and the Securities, or from depositing with the Trustee any moneys for such payments, or (ii) the application by the Trustee (subject to the conditions contained in Section 10.2) of any moneys deposited with it for the purpose of making such payments of principal of, premium, if any, and interest on the Securities, to the Holders entitled thereto unless at least two Business Days prior to the date upon which such payment would otherwise (except for the prohibitions contained in Section 10.2) become due and payable, the Trustee shall have received the written notice provided for in
Section 10.2(c) or in Section 10.8. The Company shall give prompt written notice to the Trustee of any dissolution, winding up, liquidation or reorganization of the Company.

     SECTION 10.4 Rights of Holders of Senior
                  Indebtedness Not to be Impaired.

     No right of any present or future holder of any Senior Indebtedness to enforce subordination as herein provided shall at any time in any way be prejudiced or impaired by any act or failure to act in good faith by any such holder, or by any noncompliance by the Company, with the terms and provisions and covenants herein regardless of any knowledge thereof any such holder may have or otherwise be charged with.

     The provisions of this Article 10 are intended to be for the benefit of, and shall be enforceable directly by, the holders of the Senior Indebtedness, without any act or notice of acceptance hereof or reliance hereon.

     SECTION 10.5  Authorization to Trustee to Take
                   Action to Effectuate Subordination.

     Each Holder of Securities by his acceptance thereof authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to effectuate, as between the holders of Senior Indebtedness and the Holders, the subordination as provided in this Article 10 and appoints the Trustee his attorney-in-fact for any and all such purposes.

     SECTION 10.6 Subrogation.

     Upon the payment in full of all amounts payable under or in respect of the Senior Indebtedness, the Holders shall be subrogated to the rights of the holders of such Senior Indebtedness to receive payments or distributions of assets of the Company made on such Senior Indebtedness until the Securities shall be paid in full; and for the purposes of such subrogation, no payments or distributions to holders of such Senior Indebtedness of any cash' property or securities to which Holders of the Securities would be entitled except for the provisions of this Article 10, and no payment over pursuant to the provisions of this Article 10 to holders of such Senior Indebtedness by the Holders, shall, as between the Company, its creditors other than holders of such Senior Indebtedness and the Holders, be deemed to be a payment by the Company to or on account of such Senior Indebtedness, it being understood that the provisions of this Article 10 are solely for the purpose of defining the relative rights of the holders of such Senior Indebtedness, on the one hand, and the Holders, on the other hand.

     If any payment or distribution to which the Holders would otherwise have been entitled but for the provisions of this Article 10 shall have been applied, pursuant to the provisions of this
Article 10, to the payment of all amounts payable under the Senior Indebtedness, then and in such case, the Holders shall be entitled to receive from the holders of such Senior Indebtedness at the time outstanding any payments or distributions received by such holders of Senior Indebtedness in excess of the amount sufficient to pay all amounts payable under or in respect of the Senior Indebtedness in full.

     SECTION 10.7 Obligations of Company Unconditional.

     Nothing contained in this Article 10 or elsewhere in this Indenture or in any Security is intended to or shall impair, as between the Company and the Holders, the obligations of the Company, which are absolute and unconditional, to pay to the Holders the principal of, premium, if any, and interest on the Securities as and when the same shall become due and payable in accordance with their terms or is intended to or shall affect the relative rights of the Holders and creditors of the Company other than the holders of the Senior Indebtedness, nor shall anything herein or therein prevent the Trustee or any Holder from exercising all remedies otherwise permitted by applicable law upon Default under this Indenture, subject to the rights, if any, under this
Article 10 of the holders of such Senior Indebtedness in respect of cash, property or securities of the Company received upon the exercise of any such remedy.

     The failure to make a payment on account of principal of, premium, if any, or interest on the Securities by reason of any provisions of this Article 10 shall not be construed as preventing the occurrence or an Event of Default under Section 6.1.

     SECTION 10.8  Trustee Entitled to Assume Payments
                   Not Prohibited in Absence of Notice.

     Neither the Trustee nor the Paying Agent shall at any time be charged with the knowledge of the existence of any facts which would prohibit the making of any payment to or by the Trustee or the Paying Agent, unless and until the Trustee or Paying Agent shall have received written notice thereof from the Company or one or more holders of Senior Indebtedness or from any trustee or agent therefor; and, prior to the receipt of any such written notice, the Trustee or Paying Agent shall be entitled to assume conclusively that no such facts exist. Unless at least two Business Days prior to the date on which by the terms of this Indenture any moneys are to be deposited by the Company with the Trustee or any Paying Agent (whether or not in trust for any purpose (including, without limitation, the payment of the principal, premium, if any, or the interest on any Security), the Trustee or Paying Agent shall have received with respect to such moneys the written notice provided for in the preceding sentence, the Trustee or Paying Agent shall have full power and authority to receive such moneys and to apply the same to the purpose for which they were received and shall not be affected by any notice to the contrary which may be received by it on or after such date. Nothing contained in this Section 10.8 shall limit the right of the holders of Senior Indebtedness to recover payments as contemplated by Section 10.2. The Trustee shall be entitled to rely on the delivery to it of a written notice by a Person representing himself or itself to be a holder of Senior Indebtedness (or a trustee on behalf of, or other representative of such holder) to establish that such notice has been given by a holder of such Senior Indebtedness or a trustee on behalf of any such holder.

     SECTION 10.9 Right of Trustee to Hold Senior
                  Indebtedness.

     Subject to TIA 310(b) and 311, the Trustee and any Agent shall be entitled to all of the rights set forth in this Article 10 in respect of any Senior Indebtedness at any time held by it to the same extent as any other holder of such Senior Indebtedness and nothing in this Indenture shall be construed to deprive the Trustee or any Agent of any of its rights as such holder.


                            ARTICLE 11
                     [INTENTIONALLY OMITTED]


                           ARTICLE 12

                          MISCELLANEOUS


     SECTION 12.1 Trust Indenture Act Controls.

     Notwithstanding any other provision of this Indenture, if any provision of this Indenture limits, qualifies or conflicts with another provision which would be deemed to be included in this Indenture by the TIA if this Indenture were or shall become a qualified Indenture under the TIA, the required provision of the TIA shall control whether or not this Indenture is then so qualified.

     SECTION 12.2 Notices.

     Any notice or communication to the Company, the Trustee or the Paying Agent is duly given if in writing and delivered in person or transmitted by first-class mall (registered or certified, return receipt requested) or by telecopier (confirmed by first-class mall) or overnight air courier guaranteeing next day delivery to the address set forth below:

     If to the Company:  CCA Industries, Inc.
                         200 Murray Hill Parkway
                         East Rutherford, New Jersey 07073
     Attention:          Ira W. Berman
     Telecopy No.:       201-935-0675


     If to the Trustee:  American Stock Transfer & Trust Co.
                         40 Wall Street
                         New York, NY 10005
     Attention:          Executive Vice President
     Telecopy No.:       718-2364588


     The Company, the Trustee or the Paying Agent by notice to the others may designate additional or different addresses for subsequent notices or communications.

     Any notice or communication to a Security holder shall be mailed by first-class mail to his address shown on the register kept by the Registrar. Failure to mail a notice or communication to a Security holder or any defect in such notice or communication shall not affect its sufficiency with respect to other Security holders.

     If a notice or communication is mailed or sent in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it, except that notice to the Trustee or the Company shall only be effective upon receipt thereof by the Trustee or the Company.

     If the Company mails a notice or communication to Security holders, it shall mail a copy to the Trustee and each Agent at the same time.

     SECTION 12.3 Communication by Holders
                  with Other Holders.

     Security holders may communicate pursuant to TIA 312(b) with other Security holders with respect to their rights under this Indenture or the Securities. The Company, the Trustee, the
Registrar and anyone else shall have the protection of 312(c), whether or not this Indenture is qualified under the TIA.

     SECTION 12.4 Certificate and Opinion
                  as to Conditions Precedent.

     Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall deliver to the Trustee:

     (i) an Officer's Certificate (which shall include the statements set forth in Section 12.5) stating that, in the opinion of all the signers, all conditions precedent and covenants, compliance with which constitute a condition precedent, if any, provided for in this Indenture relating to the proposed action or inaction have been complied with; and

     (ii) an Opinion of Counsel reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 12.5) stating that, in the opinion of such counsel, all such conditions precedent and covenants, compliance with which constitute a condition precedent, if any, provided for in this Indenture relating to the proposed action or inaction have been complied with.

     SECTION 12.5 Statements Required in
                  Certificate or Opinion.

     Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

     (i) a statement that the Person making such certificate or opinion has read such covenant or condition;

     (ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

     (iii) a statement that, in the opinion of such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

     (iv) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with.

     SECTION 12.6 Rules by Trustee and Agents.

     The Trustee may make reasonable rules for action by, or a meeting of, Security holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

     SECTION 12.7 Legal Holidays.

     A "Legal Holiday" is a Saturday, a Sunday or a day on which banking institutions in the State of New York or New Jersey are authorized or obligated by law, regulation or executive order to remain closed. If a payment date is a Legal Holiday, payment may be made on the next Business Day, and no interest shall accrue for the intervening period.

     SECTION 12.8 Governing Law.

     This Indenture and the Securities shall be governed by the laws of the State of New Jersey applicable to contracts to be performed wholly in the State of New Jersey, without giving effect to the conflicts of laws rules thereof.

     SECTION 12.9 No Adverse Interpretation of Other Agreements.

     This Indenture may not be used to interpret another indenture, loan or debt agreement of the Company or any Subsidiary. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

     SECTION 12.10 Successors.

     All agreements of the Company in this Indenture and the Securities shall bind its successor. All agreements of the Trustee in this Indenture shall bind its successor.

     SECTION 12.11 Severability.

     In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

     SECTION 12.12 No Recourse Against Others.

     No director, officer, employee, stockholder, Subsidiary or Affiliate, as such, of the Company shall have any liability for any obligations of the Company under the Securities or this Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. Each Security holder by accepting a Security waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Securities.

     SECTION 12.13 Table of Contents, Headings, etc.

     The Table of Contents and Headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof and shall in no way modify or restrict any of the terms or provisions hereof.

     SECTION 12.14 Counterpart Originals.

     This Indenture may be signed in two or more counterparts. Each signed copy shall be an original, but all of them together represent the same agreement.



                                   SIGNATURES

Dated: As of July 31, 2000         CCA INDUSTRIES, INC.


                                   By: s/ IRA W. BERMAN
                                   Name:  Ira W. Berman
                                   Title: Secretary






Dated: As of July 31, 2000         AMERICAN STOCK TRANSFER
                                   & TRUST COMPANY


                                   By: s/ HERBERT LEMMBER
                                      Name:  Herbert Lemmer
                                      Title: Vice President

                                                        EXHIBIT A

CUSIP NO.
NO.


                     [Form Face of Security]


                                                       $5,000,000

                       CCA INDUSTRIES, INC.

                    6% SUBORDINATED DEBENTURE
                             DUE 2005


     CCA INDUSTRIES, INC., a corporation organized and existing under the laws of the State of Delaware, promises to pay to Cede & Co. or its registered assigns, the principal sum of Six Million
Dollars on August 1, 2005.


Interest Payment Dates:  August 1 and February 1
                         beginning February 1, 2001

Record Dates:       July 15 and January 15


Additional terms of this Security are continued on the reverse side hereof and the provisions set forth on such reverse side shall have the same effect as if set forth here.


                                   CCA INDUSTRIES, INC.


                                   By:

Dated:



Secretary

             TRUSTEE'S CERTIFICATE OF AUTHENTICATION




     This is one of the Securities described in the within-mentioned Indenture.



                         AMERICAN STOCK TRANSFER & TRUST CO.


                         By:
                              Authorized Signature

Dated:

                       [Back of Security]

                       CCA INDUSTRIES, INC.

                6% Subordinated Debenture due 2005


     1. Interest. CCA INDUSTRIES, INC., a Delaware corporation (the "Company"), promises to pay interest on the principal amount of this Security at the interest rate per annum shown above. The Company shall pay interest semi-annually on August 1 and February
1 of each year (each an "Interest Payment Date"), commencing February 1, 2001. Interest on the Securities shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance of Securities. The Company shall pay interest on overdue principal and premium, if any, at the rate than borne by the Securities; it shall pay interest to the extent permitted by law (including post-petition interest in any proceeding under any Bankruptcy Law), on overdue installments of interest at the rate then borne by the Securities. Interest shall be computed on the basis of a 360 day year of twelve 30-day months.

     2. Method of Payment The Company shall pay interest on this Security (except defaulted interest) to the person who is the registered holder of this Security at the close of business on the Record Date next preceding the Interest Payment Date. Unless earlier redeemed, the Company shall pay the principal amount of this Security on August 1, 2005. The holder must surrender this Security to a Paying Agent to collect payments of principal and premium. Payments of interest may be mailed to the holder's registered address. The Company shall pay principal, premium, if any, and interest in money of the United States that at the time of payment is legal tender for payment of public and private debts. The Company, however, may pay principal, premium, if any, and interest by its check payable in such money. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest on the amount payable on such payment dates shall accrue for the intervening period.

     3. Paying Agent and Registrar. Initially, the Trustee shall act as Paying Agent and Registrar. The Company may change any Paying Agent, Registrar or co-registrar without notice to any Security holder. The Company or any of its Subsidiaries or Affiliates may act in any such capacity.

     4.   Indenture. This Security is one of the Securities issued
by the Company under an Indenture dated as of July   , 2000 (the
"Indenture") between the Company and American Stock Transfer & Trust Co. (the "Trustee"). The terms of this Security include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (15 U.S.C. 77aaa-771bbb) (the "TIA") as in effect on the date of the Indenture. The Securities are subject to all such terms, and Security holder are referred to the Indenture and the TIA for a statement of such terms. The Securities are general unsecured obligations of the Company and limited to $5,000,000 in aggregate principal amount. Capitalized terms used in this security and not defined in this Security shall have the meanings set forth in the Indenture.

     5. Optional Redemption. The Company may redeem, at its option, the Securities in whole or in part at any time or from time to time after August 1, 2001 at the redemption prices (expressed in percentages of principal amount) set forth below plus accrued interest, if any, to the Redemption Date, if redeemed during the 12-month period beginning August 1, of the years indicated below.


          Year                  Percentage

          2001                     106%
          2002                     105
          2003                     104
          2004 and thereafter      103


     Nothing set forth above to the contrary, the Securities may not be redeemed prior to August 1, 2001.

     If the Redemption Date is subsequent to a Record Date with respect to any Interest Payment Date and on or prior to such Interest Payment Date, the Holder of such Security transfers the Security then such accrued interest, if any, shall be paid to the person who surrenders the Security for redemption (and not the Holder as of the Record Date with respect to such Interest Payment
Date), and no other interest shall be payable thereon.

     6. Notices of Redemption. Notice of redemption shall be mailed at least 30 days but not more than 60 days before the Redemption Date to each holder of Securities to be redeemed at his registered address. On and after the Redemption Date interest ceases to accrue on Securities or portions of them called for redemption.

     7. Denominations, Transfer, Exchange. The Securities are in registered form without coupons. The transfer of Securities may be registered and Securities may be exchanged as provided in the Indenture. The Registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. The Company shall not be required to, and without the prior written consent of the Company, the Registrar shall not be required to register the transfer or exchange of any Security for a period of 15 days before a selection of Securities to be redeemed.

     8.   Persons Deemed Owners. The registered holder of a
Security may be treated as its owner for all purposes.

     9. Unclaimed Money. If money for the payment of principal or interest remains unclaimed for two years, the Trustee and the Paying Agent shall pay the money back to the Company at its request. After that, Security holders entitled to the money must look to the Company for payment unless an abandoned property law designates another person and all liability of the Trustee and such Paying Agent with respect to such money shall cease.

     10. Discharge Prior to Redemption or Maturity. If within one year of the stated maturity of the Securities the Company deposits with the Trustee money or U.S. Government Obligations sufficient (in an opinion set forth in an Accountants Certificate delivered by the Company to the Trustee) to pay principal of, premium, if any, and accrued interest on the Securities to redemption or maturity, and any other amounts payable under the Indenture, the Company shall be discharged from the Indenture and the Securities, except for certain sections thereof, including Section 7 hereof.

     11. Amendments and Waivers. Subject to certain exceptions, the Indenture or the Securities may be amended with the consent of the holders of at least 66-2/3% in aggregate principal amount of the then outstanding Securities, and any existing default may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding Securities. Without the consent of any Security holder, the Indenture or the Securities may be amended to cure any ambiguity, defect or inconsistency, to provide for the assumption of the obligations of the Company under the Indenture by a successor corporation, to provide for uncertificated Securities in addition to certificated Securities or to make any change that does not adversely affect the rights of any Security holder, except certain changes that adversely affect rights of any holders of Senior Indebtedness.

     12. Subordination. The Securities are subordinated in right of payment, in the manner and to the extent set forth in the Indenture, to the prior payment in full of all Senior Indebtedness (as defined in the Indenture) of the Company whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed. Each Security holder by his acceptance hereof agrees to be bound by such provisions and authorizes and expressly directs the Trustee, on his behalf, to take such action as may be necessary or appropriate to effectuate the subordination provided for in the Indenture and appoints the Trustee his attorney-in-fact for such purpose.

     13. Defaults and Remedies. An Event of Default is: default for 30 days in payment of interest on the Securities, default in payment of principal or premium, if any, on the Securities at maturity, upon acceleration, redemption or otherwise; failure by the Company for the period specified in the Indenture after notice to it to perform certain covenants and to comply with any of its other agreements in the Indenture or the Securities; certain final judgments which remain undischarged; certain events of bankruptcy or insolvency; and certain other events. If an Event of Default due to certain events of bankruptcy or insolvency as described in the Indenture occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Securities may declare all the Securities to be due and payable immediately. Security holders may not enforce the Indenture or the Securities except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Securities. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Securities may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Security holders notice of any continuing default (except a default in payment of principal or interest) if it determines that withholding notice is in their interests. The Company must furnish an annual compliance certificate to the Trustee.

     14. Trustee Dealings with Company. The Trustee, in its individual or any other capacity, may become the owner or pledgee of Securities and may otherwise deal with the Company, its Subsidiaries or its Affiliates, as if it were not Trustee.

     15. No Recourse Against Others. A director, officer, employee or shareholder, as such, of the Company shall not have any liability for any obligations of the Company under the Securities or the Indenture or for any claim based on' in respect of or by reason of such obligations or their creation. Each Security holder by accepting a Security waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Securities.

     16. Authentication. This Security shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

     17. Abbreviation. Customary abbreviations may be used in the name of a Security holder or an assignee, such as:

     TEN COM (tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (=
Uniform Gifts to Minors Act).

     18. CUSIP Numbers. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the

Company has caused CUSIP numbers to be printed on the Securities as a convenience to the holders of such Securities. No representation is made as to the accuracy of such numbers as printed on the Securities, and reliance may be placed only on the other identification numbers printed thereon.

THE COMPANY WILL FURNISH TO ANY HOLDER OF A SECURITY UPON WRITTEN
REQUEST AND WITHOUT CHARGE A COPY OF THE INDENTURE.  REQUESTS MAY
BE MADE TO CCA INDUSTRIES, INC., 200 MURRAY HILL PARKWAY, EAST
RUTHERFORD, NEW JERSEY 07073, CHIEF FINANCIAL CORPORATION.


THIS SECURITY IS NOT A DEPOSIT ACCOUNT, IS NOT FEDERALLY INSURED,
AND IS NOT GUARANTEED BY THE FEDERAL GOVERNMENT OR ANY AGENCY
THEREOF.

                         ASSIGNMENT FORM


To assign this Debenture, fill in the form below and have your signature guaranteed:



For value received, I or we assign and transfer this Debenture to



(Insert assignee's social security or tax I.D. No.








(Print or type assignee's name, address and zip code) and




irrevocably appoint [                ] agent to transfer this
Debenture on the books of the Company. The agent may substitute another to act for him.



Date:                   Your Signature:
                        (Sign exactly as your name appears on the
                         Debenture)


Signature Guaranteed: